   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1997.


                                                      REGISTRATION NO. 333-18767
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              SINTER METALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    Delaware
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      3399
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   25-1677695
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                            ------------------------

                          50 Public Square, Suite 3200
                             Cleveland, Ohio 44113
                                 (216) 771-6700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               JOSEPH W. CARRERAS
               Chairman of the Board and Chief Executive Officer
                              Sinter Metals, Inc.
                          50 Public Square, Suite 3200
                             Cleveland, Ohio 44113
                                 (216) 771-6700
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

 CHRISTOPHER M. KELLY, ESQ.                        HOWARD S. LANZNAR, ESQ.
 Jones, Day, Reavis & Pogue                         Katten Muchin & Zavis
    901 Lakeside Avenue                             525 West Monroe Street
   Cleveland, Ohio 44114                           Chicago, Illinois 60661
       (216) 586-3939                                   (312) 902-5200


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after this Registration Statement has become effective.

                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)


Issued February 4, 1997


                                2,200,000 Shares

                              SINTER METALS, INC.
                              CLASS A COMMON STOCK

                               ------------------

OF THE 2,200,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED, 1,760,000 SHARES
   ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
     UNDERWRITERS AND 440,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE
     THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
          "UNDERWRITERS." ALL OF THE SHARES OF CLASS A COMMON STOCK
         OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMPANY'S
             CLASS A COMMON STOCK IS LISTED ON THE NEW YORK STOCK
               EXCHANGE UNDER THE SYMBOL "SNM." ON JANUARY 31,
               1997, THE REPORTED LAST SALE PRICE OF THE CLASS
                     A COMMON STOCK ON THE NEW YORK STOCK
                       EXCHANGE WAS $27 1/8 PER SHARE.
                               ------------------


SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------
                            PRICE $         A SHARE
                               ------------------

                                                                UNDERWRITING
                                            PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                             PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                       ------------------    ------------------    ------------------
Per Share..........................            $                     $                     $
Total (3)..........................            $                     $                     $

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $        .

(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 330,000 additional Shares of Class A Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and
    proceeds to the Company will be $        , $        and $        ,
    respectively. See "Underwriters."

                               ------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Katten Muchin & Zavis, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about            , 1997 at the office
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                               ------------------


MORGAN STANLEY & CO.
    Incorporated

                         SALOMON BROTHERS INC

                                              McDONALD & COMPANY
                                                SECURITIES, INC.
                      , 1997

                            [DESCRIPTION OF ARTWORK]



                            PRIMARY FORMING PROCESS



ITEM 1 POWDER BLENDING: Metal powders are blended to achieve the precise mechanical properties needed.



ITEM 2 BRIQUETTING/MOLDING: At room temperature, a multiaction press compacts the powder into the desired net shape.



ITEM 3 SINTERING: Computer control maintains precise temperature and atmosphere for particles to bond without melding.



                  ADDITIONAL STEPS WHEN REQUIRED BY CUSTOMERS



ITEM 4 SIZING: Automated repressing, coining and sizing presses impart higher strength and tolerance.



ITEM 5 SECONDARY MACHINING: These processes include precision grinding, threading, drilling and oil impregnation.



ITEM 6 HEAT TREATING: The part may be heat treated, sealed or plated according to application.


                            ------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     For investors outside of the United States: No action has been or will be taken in any jurisdiction by the Company or any Underwriter that would permit a public offering of the Class A Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Class A Common Stock and the distribution of this Prospectus.
                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary.......................   3
Risk Factors.............................   7
The Company..............................  13
Use of Proceeds..........................  15
Capitalization...........................  16
Price Range of Common Stock..............  17
Dividend Policy..........................  17
Exchange Rates...........................  17
Unaudited Pro Forma Financial
  Information............................  18
Selected Historical Financial Data.......  21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................  24
Industry.................................  33
Business.................................  35

                                          PAGE
                                          ----
Management...............................  45
Executive Compensation...................  47
Principal Stockholders...................  50
Certain Transactions.....................  52
Description of Capital Stock.............  53
Shares Eligible For Future Sale..........  56
Certain United States Federal Tax
  Considerations for Non-U.S. Holders of
  Class A Common Stock...................  57
Underwriters.............................  59
Legal Matters............................  61
Experts..................................  62
Available Information....................  62
Index to Financial Statements............ F-1


                            ------------------------


     Sinter and PMH report their consolidated financial statements in U.S. dollars. Krebsoge reports its consolidated financial statements in German Deutschemarks ("DM"). ALL DOLLAR AMOUNTS SET FORTH IN THIS PROSPECTUS ARE IN U.S. DOLLARS, EXCEPT WHERE OTHERWISE INDICATED. In this Prospectus references to "dollars" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. For the convenience of the reader, certain financial information contained in this Prospectus has been translated into U.S. Dollars ($ or US$) from German Deutschemarks using, for assets and liabilities, exchange rates at the end of the period for which the relevant statements are prepared and, for revenues and expenses, the weighted average rates for the period. These translations should not be construed as representations that the German Deutschemark amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. See "Exchange Rates" for information regarding the rates of exchange between the German Deutschemark and the U.S. dollar from January 1, 1993 to December 31, 1996. See "Risk Factors -- Risk of International Operations."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) and pro forma financial information appearing elsewhere in this Prospectus. As used in this Prospectus, "Sinter" refers to Sinter Metals, Inc. and its subsidiaries and their combined operations on a historical basis prior to the acquisition of PMH and Krebsoge; "PMH" refers to Powder Metal Holding, Inc. and its subsidiaries and their combined operations on a historical basis; "Krebsoge" refers to Krebsoge Sinterholding GmbH and its subsidiaries and their combined operations on a historical basis; and the "Company" refers to Sinter, PMH and Krebsoge on a combined basis after consummation of Sinter's acquisition of PMH and Krebsoge. Except as otherwise indicated herein, the information contained in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised. Certain capitalized terms which are used but not defined in this summary are defined elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."


                                  THE COMPANY


     The Company is the world's largest independent manufacturer of precision pressed powder metal parts. With its recent acquisitions of Krebsoge and PMH (the "Acquisitions"), the Company manufactures and markets over 4,000 different pressed powder metal parts for use principally in the automotive industry in North America and Europe and, to a lesser extent, for use in the lawn and garden, power tool and home appliance industries in North America and Europe. The Company has completed eight acquisitions since 1991, which, together with internally generated growth, have resulted in net sales of the Company growing at a compound annual rate of approximately 49% from $50.8 million in 1991 to $372.8 million in 1996 on the pro forma basis described herein. See "Unaudited Pro Forma Financial Information."



     Approximately 74% of the Company's net sales in 1996 were made to the automotive industry. The Company is the largest supplier of pressed powder metal parts to Ford, Chrysler, Volkswagen, BMW and Daimler Benz and the second largest supplier of such parts to General Motors. Management believes that a substantial majority of the Company's sales to automotive customers are made on a sole source basis. Management believes that automotive customers seek suppliers, such as the Company, who are able to provide broad product lines, higher value-added products, low costs, reliable service and, increasingly, global distribution capability. As these customers continue to reduce the number of suppliers, the Company's ability to meet their requirements is becoming an increasingly important competitive advantage.



     The Company operates 18 manufacturing facilities in the United States, Germany, Sweden and Canada. At these facilities, the Company uses powder metallurgy to transform metal alloys in powdered form into durable high quality metal parts such as gears, bearings and sprockets. Pressed powder metal parts are increasingly being substituted for metal parts manufactured using more traditional technologies such as forging and casting, particularly in the automotive industry. The Company believes the reasons for this trend are: (i) pressed powder metal parts can be produced at a lower per unit cost due to the elimination or significant reduction in secondary machining and raw material waste as well as lower material costs; (ii) pressed powder metal parts have performance attributes comparable to parts produced through other metalworking processes; and (iii) powder metallurgy can manufacture parts with complex shapes and dimensional tolerances that would be impractical or impossible to produce using other metalworking processes.



     According to the Metal Powder Industries Federation ("MPIF"), the North American shipments of pressed powder metal have increased from approximately 315,000 tons in 1992 to approximately 434,000 tons in 1995 (the most recent year for which data is available), representing a compound annual growth rate of 11.3%. This growth is primarily attributable to increased demand for pressed powder metal parts by the North American automotive industry and occurred even though the sales of light vehicles over this same period grew at a compound annual rate of only approximately 3.0%. The amount of pressed powder metal parts contained in the typical North American automobile increased from approximately 20 pounds in 1990 to approximately 30 pounds in 1996.



     According to the European Powder Metallurgy Association (the "EPMA"), the European shipments of pressed powder metal have increased from approximately 109,000 tons in 1992 to approximately 129,000 tons in 1995 (the most recent year for which data is available), representing a compound annual growth rate of 5.8%. This growth is due primarily to increased demand from the automotive sector as a result of the introduction of new pressed powder metal parts for use in automobiles, and increased demand for such parts.



     The Company believes that the current trend of substitution of pressed powder metal parts for cast or forged parts will continue both in North America and Europe. Based on industry sources, the Company believes that the current average pressed powder metal parts content in Ford's cars will rise from 40 pounds in 1996 to 50 pounds by the year 2000, and that the annual growth in the pressed powder metal part content of General Motors' cars will be 5 to 10% through 2001.


     The Company attributes its leading position in the manufacture of precision pressed powder metal parts to the following competitive strengths: (i) broad geographic scope and manufacturing capabilities; (ii) technological and engineering expertise; (iii) a broad, stable customer base; (iv) access to financial resources; and (v) a proven management team with a successful track record. The Company believes that these competitive strengths, together with its growth strategy will enable it to continue to grow in the pressed powder metal parts industry.

GROWTH STRATEGY

     The Company's business objective is to enhance its leadership position in the pressed powder metal parts industry. To achieve this objective, the Company will continue to pursue a growth strategy based on the following elements:


     - Expanding and Penetrating its Customer Base. The Company believes that there are significant growth opportunities in the pressed powder metal parts industry driven principally by (i) the increasing use of pressed powder metal parts by automotive and other industrial manufacturers and
       (ii) the automotive industry's trend towards supplier consolidation and globalization. The Company also believes that since no supplier controls a significant share of the pressed powder metal parts market in either North America or Europe, the Company has a significant opportunity to increase its market share because of its geographic scope, technical expertise, broad range of products and financial resources. To capitalize on the Acquisitions, the Company intends to leverage its relationships with Ford, Chrysler and General Motors to increase Krebsoge's sales to American manufacturers in Europe. Similarly, the Company intends to leverage Krebsoge's relationships with Volkswagen, Daimler Benz and other European manufacturers to improve the Company's business in North America with these European manufacturers. The Company also believes that its broad geographic scope should enable it to increase its customer base as it integrates its newly acquired foreign operations and increases its marketing presence in new geographic regions.


     - Expanding Product Lines. Since 1995, the Company has expanded its traditional product line of over 4,000 pressed powder metal parts by introducing more than 100 new pressed powder metal parts into the market. As a result of the Company's continued emphasis on innovative research and development, a number of its recent product introductions have targeted markets in high growth areas such as completed integrated sub-assemblies. Through the Acquisitions, the Company has expanded its product line to include powder metallurgical applications such as filters made of highly porous sintered metals, powder forged parts, highspeed steel and highly engineered plastics and composites. Furthermore, new product lines are currently being introduced by the Company, which are based upon powder metal injection molding, friction materials and high performance aluminum alloys. The Company believes that there are significant growth opportunities associated with these additional product lines.

     - Improving Operating Efficiencies. Based on its experience with integrating prior acquisitions, the Company believes that significant opportunities exist to increase the operating efficiency of both PMH and Krebsoge. The Company also believes that the Acquisitions will allow it to increase the operating efficiency of the Company as a result of the significant increase in the scale of the Company's operations, both geographically and in terms of equipment, products lines, customer base and financial resources. As part of integrating the Acquisitions, the Company intends to implement changes in its operations, including restructuring its management information systems, modifying Krebsoge's and PMH's production processes to more closely resemble Sinter's, centralizing its marketing and purchasing departments and coordinating its research and development activities. The Company intends to facilitate communication and share best practices among its world-wide operations so that research and development ideas and accumulated knowledge is shared among such operations. The Company also intends to continue to foster an environment of continuous improvement by benchmarking the attributes of its products and processes to those of its competitors and customers in terms of quality, cost, efficiency and delivery. The Company uses the results of such benchmarking to make adjustments necessary to continue to be a leader in the manufacture, marketing and distribution of pressed powder metal parts.


     - Pursuing Strategic Acquisitions. The pressed powder metal parts industry is highly fragmented in North America and Western Europe with over 250 participants, most of which have annual sales of less than $50 million. The pressed powder metal parts industry has undergone and is continuing to undergo consolidation as evidenced by the Acquisitions and Sinter's recent acquisition of the Powder Metal Forge Unit of Delco Remy America, Inc. The Company intends to take advantage of such opportunities by selectively pursuing additional acquisitions in its existing as well as new markets.



     - Achieving Cost Reductions. The Company has historically been able to achieve cost reductions through the integration of its acquisitions. Integrating the Acquisitions will enable the Company to eliminate duplicative functions currently being performed by each of Sinter, PMH and Krebsoge in the areas of administration, finance, sales, marketing, purchasing, technical and field services and management information systems. Management believes that pre-tax cost savings of at least $4.5 million can be achieved annually through eliminating duplicative facilities as well as research and development and engineering personnel. The Company is in the process of identifying additional cost savings, such as purchasing, marketing and processing synergies that would increase potential savings.


                                  THE OFFERING


Class A Common Stock offered(1)
  U.S. offering..............................   1,760,000 shares
  International offering.....................     440,000 shares
                                                -----------------
          Total..............................   2,200,000 shares

Common Stock to be outstanding after the
  Offering:(2)
  Class A Common Stock.......................   7,209,747 shares
  Class B Common Stock.......................   2,543,381 shares
                                                -----------------
          Total..............................   9,753,128 shares

Use of Proceeds..............................   To repay certain outstanding indebtedness
                                                incurred under the New Credit Facility in
                                                connection with the Acquisitions. See "Use of
                                                Proceeds."

NYSE Symbol..................................   SNM

---------------

(1) Assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."


(2) Excludes 338,967 shares of Class A Common Stock issuable upon exercise of employee stock options outstanding as of January 31, 1997, of which 104,333 were exercisable.


                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA



     The following sets forth selected summary historical financial data for Sinter as of December 31, 1996 and for the three years ended December 31, 1996, and selected pro forma data for the Company for the year ended December 31, 1996. The selected summary historical financial data for the year ended December 31, 1996 includes financial data of PMH and Krebsoge from the date of the Acquisitions. The comparability of the historical consolidated financial data reflected in this financial data has been significantly impacted by acquisitions. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information," "Selected Historical Financial Data," and the Consolidated Financial Statements and the Notes thereto for each of Sinter, PMH and Krebsoge included elsewhere in this Prospectus.



     The selected pro forma statement of operations data for the year ended December 31, 1996 gives effect to the Acquisitions, the New Credit Facility (as defined herein) and the offering of 2.2 million shares of Class A Common Stock by the Company (the "Offering") as if they occurred on January 1, 1996. The selected pro forma data does not purport to present the actual results of operations of the Company as if the transactions assumed therein had in fact occurred on the date specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The selected pro forma financial data is based on certain assumptions and adjustments described in the notes to the Unaudited Pro Forma Financial Information and should be read in conjunction therewith. The summary unaudited pro forma financial information is subject to a number of assumptions, limitations and qualifications.



                                                                           YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------------
                                                                                                1996
                                                                1994        1995       -----------------------
                                                               -------     -------                      PRO
                                                                                       HISTORICAL     FORMA(1)
                                                                                       ----------     --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................................................  $82,479     $94,310      $ 111,888     $372,824
Cost of sales................................................   64,765      73,245         86,176      301,437
                                                               -------     -------      ---------     --------
  Gross profit...............................................   17,714      21,065         25,712       71,387
Selling, general and administrative expenses.................    8,212       7,698         10,289       38,926
Amortization of intangible assets............................      302         332            415        3,399
                                                               -------     -------      ---------     --------
  Income from operations.....................................    9,200      13,035         15,008       29,062(2)
Interest expense.............................................    1,956         287            456       12,965
Other expense (income), net..................................      166         111           (153)        (573)
                                                               -------     -------      ---------     --------
  Income before income taxes and extraordinary charge........    7,078      12,637         14,705       16,670
Provision for income taxes...................................    2,900       4,750          5,350        6,786
                                                               -------     -------      ---------     --------
  Net income before extraordinary charge.....................    4,178       7,887          9,355        9,884(2)
Extraordinary charge, net of tax.............................     (580)         --             --           --
                                                               -------     -------      ---------     --------
  Net income.................................................    3,598       7,887          9,355        9,884
Preferred dividends..........................................     (202)         --             --           --
                                                               -------     -------      ---------     --------
Net income applicable to Common Stock........................  $ 3,396     $ 7,887      $   9,335     $  9,884
                                                               =======     =======      =========     ========
Net income per share.........................................  $   .61     $  1.05      $    1.24     $   1.01
OTHER FINANCIAL DATA:
Depreciation and amortization................................  $ 3,759     $ 4,272      $   5,025     $ 30,319
Capital expenditures.........................................    4,160       4,301         11,035       24,848



                                                                                   AS OF DECEMBER 31, 1996
                                                                                 ---------------------------
                                                                                  ACTUAL      AS ADJUSTED(3)
                                                                                 --------     --------------
BALANCE SHEET DATA:
Working capital................................................................  $ 17,410        $ 17,410
Total assets...................................................................   399,480         399,480
Short-term debt................................................................    13,367          13,367
Long-term debt.................................................................   232,918         178,017
Stockholders' equity...........................................................    50,561         105,462


---------------

(1) The selected pro forma data includes the operating results of Sinter for the year ended December 31, 1996, the operating results of PMH for the period from January 1, 1996 to November 22, 1996, which corresponds with the audited financial statements of PMH included elsewhere herein, and the operating results of Krebsoge for the period January 1, 1996 to December 19, 1996, which corresponds with the audited financial statements of Krebsoge included elsewhere herein. All references in this Prospectus to the year ended 1996 refer to the period from January 1, 1996 to November 22, 1996 with respect to PMH, and the period from January 1, 1996 to December 19, 1996 with respect to Krebsoge.


(2) Pro forma income from operations and net income include the effects of $5.3 million pre-tax ($3.1 million after tax) in non-recurring charges principally related to the Acquisitions. Without giving effect to these charges, pro forma income from operations and pro forma net income would have been $34.4 million and $13.0 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Year Ended December 31, 1996 Compared to Historical Year Ended December 31, 1996."


(3) As adjusted to give effect to the Offering and the application of net proceeds thereof as set forth in "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should consider, in addition to the information set forth elsewhere in this Prospectus, the following matters in evaluating the Company and the Class A Common Stock offered hereby.

RISKS OF INTEGRATING ACQUISITIONS


     On a pro forma basis, the Acquisitions increased the Company's net sales in 1996 from $111.9 million to $372.8 million. Integration of the operations of Krebsoge and PMH with those of Sinter will place a strain upon the Company's financial and managerial resources. There can be no assurance that the Company will be able to integrate these operations successfully. The full benefits of the business combination of Sinter with Krebsoge and PMH will require the integration of administrative, finance, purchasing, engineering, sales and marketing organizations; the coordination of production efforts; and the implementation of appropriate operational, financial and management systems and controls. Such benefits will also be dependent, in part, upon an increase in the productivity of the work force of PMH and Krebsoge and the ability to meet performance requirements under specific contracts, each of which require substantial attention from the senior management of the Company. Additionally, the Company's management must also address concerns related to the integration of the "corporate cultures" of PMH and Krebsoge with that of Sinter. If the Company fails to successfully integrate PMH and Krebsoge, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, the Unaudited Pro Forma Financial Information contains adjustments relating to the integration of PMH and Krebsoge with Sinter. Although these adjustments are based upon available information and certain assumptions the Company considers reasonable as of the date of this Prospectus, actual amounts could differ from those set forth therein. Moreover, no assurance can be given that the anticipated impact of the integration of PMH and Krebsoge with Sinter upon the Company's financial condition and results of operations as presented in such pro forma information will be as presented. See "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON AUTOMOTIVE INDUSTRY; AUTOMOTIVE INDUSTRY CYCLICALITY


     The automotive industry is the primary end-user of pressed powder metal parts, and in 1995 (the most recent year for which data is available) accounted for approximately 67% of the North American and 77% of the European pressed powder metal parts industry's aggregate production. Sinter's sales to the automotive industry have increased as a percentage of total sales over the last decade and accounted for approximately 63% of Sinter's net sales during 1996. Giving effect to the Acquisitions, the Company's sales to the automotive industry accounted for approximately 74% of the Company's net sales during 1996. The automotive industry is highly cyclical, dependent on consumer spending and subject to the impact of domestic and international economic conditions and international trade. The Company also sells its products to customers in other industries that experience cyclicality in demand for products, such as the home appliance industry. Economic factors adversely affecting automotive production and consumer spending could have an adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."


RELIANCE ON SIGNIFICANT CUSTOMERS


     General Motors and Chrysler accounted for approximately 27% and 10%, respectively, of Sinter's 1996 net sales, and its top five customers accounted for approximately 50% of its 1996 net sales. Giving effect to the Acquisitions, in 1996 Ford, General Motors and Chrysler would have accounted for approximately 17.3%, 10.9% and 8.3%, respectively, of the Company's net sales, and the top five customers of the Company would have accounted for approximately 46% of the Company's net sales. Although the Company has had long-standing relationships with each of Ford, General Motors and Chrysler and sells a wide variety of products to each company, there can be no assurance that sales to these customers will continue; further, continuation of these relationships is dependent on the customers' on-going satisfaction with the price, quality and delivery of the Company's products. Moreover, while the Company has long-term supply arrangements with many of its customers, such supply arrangements do not require such customers to purchase minimum amounts of products. Thus, a significant decrease or interruption in business from Ford, General Motors or Chrysler, or a loss of any of the Company's other significant customers, could have a material adverse effect on the Company's financial condition, liquidity and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

RISKS OF ACQUISITION STRATEGY

     The Company intends to pursue further growth through the opportunistic acquisition of assets or companies involved in the pressed powder metal parts industry and routinely reviews such acquisition opportunities. While the Company believes that currently there are available a number of potential acquisition candidates that would be complementary to its business, the Company currently has no agreements, understandings or arrangements to acquire any specific business or other material assets. The Company cannot predict whether it will be successful in pursuing such acquisition opportunities or what the consequences of any such acquisition would be. Future acquisitions may involve the expenditure of significant funds and management time. Depending upon the nature, size and timing of future acquisitions, the Company may be required to raise additional financing. There is no assurance that such additional financing will be available to the Company on acceptable terms.

SUBSTANTIAL LEVERAGE; RESTRICTIVE COVENANTS


     Giving effect to the Acquisitions and the Offering, the Company's total indebtedness on December 31, 1996 would have been $191.4 million, and the percentage of total long-term debt to total capitalization as of December 31, 1996 would have been approximately 62.8%. The consequences of such leverage include, but are not limited to, the following: (i) possible impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, product innovations, enhanced marketing programs, refinancing of outstanding indebtedness and general corporate purposes; (ii) significantly increased cash requirements for debt service; (iii) covenants and operating restrictions imposed by the terms of the New Credit Facility requiring the Company to meet certain financial tests and limiting, among other things, its ability to borrow additional funds or to dispose of assets; (iv) putting the Company at a competitive disadvantage against less leveraged competitors; and (v) increasing the impact that a downturn in the Company's business will have on its results of operations. Giving effect to the Offering, the Company's scheduled principal payments will total $13.4 million in 1997, $14.7 million in 1998 and $15.3 million in 1999. Accordingly, even after giving effect to the Offering, the Company will be required to make substantial principal payments in respect of indebtedness or to refinance indebtedness in succeeding years. Additionally, the Company's obligations under the New Credit Facility are secured by liens on substantially all of its assets. Accordingly, if the Company is in default under the New Credit Facility, the lenders thereunder could foreclose upon their collateral, which would have a material adverse effect upon the Company. The Company's ability to meet its debt service obligations will depend upon its ability to execute its business plan, which includes successfully integrating the businesses of PMH and Krebsoge with existing operations and other factors, many of which are not within its control, including fluctuating interest rates and general economic conditions. See "-- Risks of Integrating Acquisitions," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DEPENDENCE ON CONTINUOUS IMPROVEMENT OF CRITICAL TECHNOLOGIES; PRODUCT CYCLES


     The ability of the Company to continue to meet customer specifications in respect of performance, cost, quality and service will be dependent upon the ability of the Company to sustain the competitive technological advantages that management believes the Company currently possesses. The Company's business may therefore require from time to time significant additional capital expenditures and investment in the areas of research and development, manufacturing and management information systems. There can be no assurance that the Company will be successful in this effort or that it will have the capital or other resources available to meet this continuing challenge. The inability of the Company to continuously improve and sustain its competitive technological advantages could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competitive Strengths."

     The Company's products are subject to obsolescence as the Company's customers introduce new or redesigned products. The Company competes for new business principally at the beginning of the development of new products, which generally begins two to four years prior to full scale production, and the redesign of existing products by its major customers, which typically involve long lead times as well. Although the Company has been successful in the past in obtaining such new business, there can be no assurance that the Company will continue to be able to obtain such new business in the future. The failure of the Company to obtain new business when its customers introduce new or redesigned products could lead to product obsolescence, and thus have a material adverse effect on the Company's business, financial condition and results of operations.


RECENT FINANCIAL PERFORMANCE OF PMH


     PMH, which was organized in 1989 and in which Sinter acquired a 30% equity interest in 1993, experienced substantial operating losses in each of its fiscal years prior to 1994, had a stockholders' deficit of approximately $45.1 million as of December 31, 1993, and had to renegotiate debt arrangements in 1990, 1991 and 1993. In 1993, PMH's management commenced a restructuring of its manufacturing operations and product lines in an attempt to improve its financial performance. PMH's earnings increased in 1994, 1995 and 1996, reducing the stockholders' deficit to $26.3 million as of November 22, 1996. As part of its integration of PMH, the Company intends to, among other things, lower PMH's overhead and other costs. However, even if such cost-saving measures are implemented, there can be no assurance that PMH's future financial performance will improve. If PMH's financial performance does not so improve, the Company's business, financial condition and results of operations may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations: PMH" and the Consolidated Financial Statements of PMH, included elsewhere in this Prospectus.


COMPETITION

     The Company operates in a highly competitive, fragmented industry. The Company competes with other manufacturers of pressed powder metal parts, certain of which may have greater financial and other resources than the Company, on the basis of product quality and performance attributes, customer service, price, new product innovation and timely delivery. The Company also competes with companies using wrought steel or casting technologies, since the Company's technological advancements are increasing the instances in which the Company's parts may be substituted for wrought steel or iron parts. There can be no assurance that the Company's business will not be adversely affected by increased competition in the markets in which it operates. See
"Business -- Competition."

RISK OF INTERNATIONAL OPERATIONS


     Giving effect to the Acquisitions, international sales accounted for approximately 46% of the Company's 1996 net sales and international assets accounted for approximately 38% of the Company's assets as of December 31, 1996. International sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, economic conditions in local markets, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws. Additionally, a significant portion of the Company's revenues and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates therefore may have a significant effect on the Company's business, financial condition and results of operations.


RELIANCE ON MANAGEMENT TEAM

     The Company's continued success will depend largely on the efforts, abilities and services of its current management team, which includes members of Krebsoge's former management team. If for any reason any member of the management team leaves the Company, the Company could be adversely affected. In addition, the Company believes future growth will require the hiring of additional managerial personnel and there can be no assurances that the Company will be able to attract and retain such personnel when necessary. See "Management -- Directors and Executive Officers" and "-- Other Significant Employees of the Company."


SUPPLY AND PRICE OF POWDER METAL


     The Company's principal raw material is powder metal, which is produced primarily from scrap metal. Currently there are a limited number of producers of high quality powder metal. The Company obtains its powder metal requirements from a number of powder metal producers, including Hoeganaes Corporation in the United States ("Hoeganaes U.S."), Mannesmann AG, Hoganas AB in Sweden ("Hoganas Sweden"), Quebec Metal Powder and Kobelco. In 1995 (the most recent year for which data is available), Hoeganaes U.S. and Quebec Metal supplied Sinter with approximately 45% and 30%, respectively, of its powder metal requirements, Hoeganaes U.S. supplied PMH with substantially all of its powder metal requirements and Mannesmann AG and Hoganas Sweden supplied Krebsoge with approximately 36% and 50%, respectively, of its powder metal requirements. The Company typically enters into two-year contracts with its suppliers which either fix the price for powder metal or provide for adjustments in the price of powder metal depending upon the price of scrap metal. In September 1996, Sinter entered into a new two-year supply agreement with Hoeganaes U.S., which contains certain minimum purchase requirements as well as a firm commitment to supply powder metal. None of the Company's contracts with other suppliers provide for minimum purchase requirements or firm commitments to supply powder metal. Except for a brief period in 1993 during which Sinter experienced difficulty in obtaining a particular blend of powder metal, the Company has generally been able to obtain sufficient supplies of powder metal for its operations. The price of powder metal is subject to change as the price paid by powder metal producers for scrap metal changes. An interruption in the Company's supply of powder metal or a substantial increase in its price, which the Company is generally unable to pass-through to its customers, or a reduction in the Company's need for powder metal below the minimum purchase requirement from Hoeganaes U.S., could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers and Raw Materials."


LABOR RELATIONS


     Approximately 54% of the Company's employees are covered by collective bargaining or similar agreements which expire at various times over the next several years. The Company's collective bargaining agreements with its employees at its Van Wert, Ohio and St. Thomas, Ontario facilities expire March 1, 1997 and May 17, 1998, respectively. The Company's employees located in Germany are represented by the National Metal Workers Union under a series of regional contracts that run one to two years. The Company's employees in Sweden are members of a Swedish labor union. The Company anticipates that new agreements on satisfactory terms will be reached as the existing agreements expire. There can be no assurance, however, that new agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to the Company. A prolonged work stoppage or strike at any one of the Company's manufacturing facilities could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees."


ENVIRONMENTAL CONSIDERATIONS

     Pressed powder metal parts manufacturers such as the Company are subject to increasingly stringent environmental standards imposed by federal, state and local environmental laws and regulations. The Company has made, and will continue to make, expenditures to comply with such environmental standards. The Company regularly reviews its procedures and policies for compliance with environmental laws. However, current conditions and future events, such as changes in existing laws and regulations, may give rise to additional compliance costs that could have a material adverse effect on the Company's business, financial condition, or results of operations. Historical groundwater and soil contamination has been identified at PMH's St. Thomas, Ontario and Van Wert, Ohio facilities. Moreover, as the Company integrates the operations of PMH and Krebsoge, additional environmental issues may be discovered and, as a result, the Company may incur additional expenditures to address such issues. No assurance can be given that such additional environmental issues will not adversely impact the Company's financial condition, liquidity or results of operations. See
"Business -- Environmental Matters."


CONTROL BY CERTAIN EXISTING STOCKHOLDERS; STOCKHOLDERS' AGREEMENT; ANTI-TAKEOVER PROVISIONS



     Upon completion of the Offering, Citicorp Venture Capital, Ltd. ("CVC") and certain members of the Company's management will beneficially own approximately 25% of the outstanding shares of the Class A Common Stock (the only voting securities of the Company) and CVC will own all the outstanding shares of Class B Common Stock (which are convertible into Class A Common Stock on a one-for-one basis at the option of the holder). The Company and certain of its significant stockholders, who in the aggregate will hold after the Offering approximately 24% of the Class A Common Stock and all of the shares of Class B Common Stock, have agreed to vote their respective shares to elect certain persons to the Company's Board of Directors. As a result, these stockholders may significantly impact the direction of the affairs of the Company. See "Principal
Stockholders -- Stockholders' Agreement" and "Description of Capital Stock."


     Certain provisions of the Company's Restated Certificate of Incorporation and Restated By-laws, as well as certain provisions of the Delaware General Corporation Law, could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE


     Immediately upon consummation of the Offering, the Company will have outstanding 7,209,747 shares of Class A Common Stock, (7,539,747 if the U.S. Underwriters exercise in full their over-allotment option). 4,750,000 of such shares (5,080,000 if the U.S. Underwriters exercise in full their over-allotment option) will have been sold in the Offering or the Company's initial public offering in October 1994 and will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for such shares owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act, which sales will be subject to the volume limitations and certain other restrictions set forth in Rule 144. CVC and certain other stockholders have the right, subject to certain restrictions and limitations, to participate in future registered sales of Class A Common Stock by the Company. No prediction can be made as to the effect, if any, that future sales of shares of Class A Common Stock, or the availability of shares of Class A Common Stock for future sales, will have on the market price of shares of Class A Common Stock prevailing from time to time. The sale of any substantial number of shares of Class A Common Stock following the Offering, or the perception that such sales could occur, could have a material adverse impact on the market price of the Class A Common Stock. See "Shares Eligible for Future Sale."


LIMITED TRADING HISTORY AND MARKET FOR COMMON STOCK


     The Company's Class A Common Stock has been traded on the New York Stock Exchange ("NYSE") since October 1994, although prior to the Offering only approximately 51% of the Company's outstanding Class A Common Stock was listed for trading. After the Offering, approximately 66% of the Company's outstanding Class A Common Stock will be listed for trading on the NYSE. The average daily trading volume in the Class A Common Stock in 1996 was approximately 11,000 shares per day. Accordingly, the prices at which such trades have been made may not reflect the prices that would have prevailed had there been a more active market. Furthermore, there can be no assurance that the trading price for the Class A Common Stock will approximate the price of the Class A Common Stock prior to the Offering. The public offering price for the Class A Common Stock offered hereby has been determined by negotiations between the Underwriters and the Company in light of recent sale prices of the Class A Common Stock as reported on the NYSE. There can be no assurance that an active public market for the Class A Common Stock will develop or be sustained after the Offering or that the public offering price corresponds to the price at which the Class A Common Stock will trade in the public market subsequent to the Offering. See "Price Range of Common Stock."

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


     All statements contained herein that are not historical facts, including but not limited to, the Company's integration plans, are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may vary materially. The factors that could cause actual results to vary materially include but are not limited to those items identified under "Risk Factors" and other risks described from time to time in the Company's reports filed with the Securities and Exchange Commission (the "Commission"). The Company cautions potential investors not to place undue reliance on any such forward looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made.

                                  THE COMPANY

HISTORICAL OVERVIEW


     Sinter was organized in December 1991 to acquire all of the outstanding capital stock of Pennsylvania Pressed Metals, Inc. ("PPM") from a subsidiary of the Gleason Corporation. PPM had been engaged since 1965 in the design, engineering and production of precision pressed powder metal parts for use principally in the automotive, home appliance, lawn and garden and power tool industries. Since 1991, Sinter has completed eight acquisitions, increasing its net sales from $50.8 million in 1991 to $372.8 million in 1996, on the pro forma basis described herein:


          - In August 1992, Sinter purchased certain assets of American Powder Metals for $2.2 million and established a manufacturing facility in Conover, North Carolina that provided Sinter with technology in the production of aluminum alloy metal parts and broadened Sinter's geographical scope into the southeastern United States.

          - In November 1993, Sinter purchased a 30% interest in PMH, one of the largest manufacturers of pressed powder metal parts in the United States, offering products primarily to the United States automotive industry.


          - In July 1994, Sinter acquired Midwest Sintered Products Corporation ("Midwest") for approximately $3.1 million, which provided Sinter with a strategically-located production facility near certain major customers as well as additional production technology in the production of stainless steel pressed powder metal parts.



          - In June 1995, Sinter acquired Kolsva Sinterteknik Atkiebolag AB, a Swedish corporation ("Sinterteknik"), for approximately $3.8 million and 100,000 shares of Class A Common Stock, which expanded Sinter's geographical scope into Europe and introduced Sinter to the Scandinavian automotive industry.



          - In July 1996, Sinter acquired SinterForm Incorporated ("SinterForm") for approximately $9.6 million and 5,000 shares of Class A Common Stock, which provided Sinter with a strategically-located facility producing pressed powder metal parts for use primarily in the automotive industry.



          - In December 1996, Sinter acquired Delco Remy America, Inc.'s Powder Metal Forge Unit. This acquisition provided Sinter with additional technology and increased the breadth of its product offerings.


THE ACQUISITIONS


     On October 7, 1996, Sinter and MAAG Holding AG ("MAAG") entered into agreements whereby Sinter agreed to buy the remaining 70% interest in PMH not already owned by Sinter and 98.2% of the outstanding capital stock of Krebsoge. Before the Acquisitions, PMH was the second largest pressed powder metal parts manufacturer in North America, based upon 1996 sales (through November 22, 1996) of approximately $101.7 million. Krebsoge, which offers pressed powder metal parts for use principally in the European automotive, machine, power tool and home appliance industries, is among the leading pressed powder metal parts manufacturers in Europe, and the largest pressed powder metal parts producer in Germany. Krebsoge had 1996 sales of approximately $159.3 million.



     On December 19, 1996 (the "Closing Date"), the Acquisitions were consummated for aggregate consideration of approximately $210.3 million. On December 30, 1996, the Company acquired the remaining 1.74% of the outstanding capital stock of Krebsoge not already owned for $1.4 million, from a senior executive officer of Krebsoge.


     As a result of the Acquisitions, the Company is the world's largest independent pressed powder metal parts manufacturer, based on net sales. The Company believes that the Acquisitions have strengthened its core business, expanded its product line and expanded its customer base, particularly in Europe. Moreover, the

Company expects to have an increased ability to bid on contracts for new business areas that draw upon the complementary capabilities and customer relationships of PMH and Krebsoge. Additionally, the Company expects to achieve significant operating efficiencies and cost savings resulting from the consolidation of facilities, staff reductions, process improvements and elimination of duplicative costs. See "Business -- Competitive Strengths" and "-- Growth Strategy."

     In October 1994, Sinter completed an initial public offering of approximately 2.5 million primary shares of Class A Common Stock. The Company used the net proceeds of approximately $14.7 million to repay certain outstanding indebtedness and to redeem the Company's then outstanding preferred stock.

     The Company's executive offices are located at 50 Public Square, Suite 3200, Cleveland, Ohio 44113, telephone (216) 771-6700, fax (216) 344-7631, internet address http://sinter-metals.com. The Company's website and the information contained in this site shall not be deemed a part of this Prospectus.

                                USE OF PROCEEDS


     The Offering. The net proceeds to be received by the Company from the sale of the 2.2 million shares of Class A Common Stock in the Offering (after deduction of estimated underwriting discounts and commissions and expenses payable by the Company) are estimated to be approximately $54.9 million ($63.1 million if the U.S. Underwriters' over-allotment option is exercised in full) assuming an offering price of $27.125 per share. The net proceeds to be received by the Company from the Offering will be used to retire $54.9 million of the U.S. Term Facilities on a pro rata basis. Interest on the U.S. Term Facilities is based on either the LIBOR Rate or the Alternate Base Rate, which is the highest of the Prime Rate, Federal Funds Effective Rate plus 1/2 of 1% and the Base CD Rate plus 1% (in each case, as defined in the New Credit Facility), in each case plus an applicable margin. The U.S. Term Facilities currently bear interest at a weighted average of 8.41% per annum and mature, in the case of the Tranche A Term Loan Facility, on June 30, 2003, and in the case of the Tranche B Term Loan Facility, on June 30, 2005.



     Financing the Acquisitions. In order to (i) fund the Acquisitions, including the repayment of certain PMH and Krebsoge indebtedness, (ii) refinance Sinter's then outstanding debt of $11.3 million, and (iii) pay related costs and expenses of approximately $5.5 million, Sinter entered into a $275.0 million credit facility with a syndicate of financial institutions (the "New Credit Facility"). Under the New Credit Facility, the lenders have provided the Company with (i) three senior secured term loan facilities in the aggregate principal amount of up to $225.0 million, allocated between (a) a Tranche A Term Loan Facility in an aggregate principal amount of $30.0 million, (b) a Tranche B Term Loan Facility in the aggregate principal amount of $115.0 million (together with the Tranche A Term Loan Facility, the "U.S. Term Facilities"), and (c) a German Term Facility (the "German Term Facility") in the aggregate principal amount of DM 124.5 million (approximately $80.0 million), (ii) a senior secured revolving credit facility in an aggregate amount equal to $30.0 million, of which up to $20.0 million is available in the form of standby letters of credit and (iii) a senior secured revolving credit facility in an aggregate amount of DM 30 million (approximately $19.3 million), of which DM 10 million (approximately $6.4 million) is available in the form of standby letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Certain Transactions" and "Underwriters." The U.S. dollar translations set forth above are based on the December 19, 1996 exchange rate of 1.55 DMs per U.S. dollar.


     The following sets forth the sources and uses of funds provided by the New Credit Facility and the Offering.


                                                                                 AMOUNT
                                                                             --------------
                                                                             (IN THOUSANDS)
     SOURCES OF FUNDS:
     Gross proceeds from the Offering......................................     $ 59,675
     Gross proceeds from the New Credit Facility
       Revolving Credit Facility...........................................        4,763
       Tranche A Facility..................................................       30,000
       Tranche B Facility..................................................      115,000
       German Term Loan....................................................       80,000
                                                                                 -------
               Total sources...............................................     $289,438
                                                                                 =======
     USES OF FUNDS:
     Consideration for equity of Krebsoge and PMH..........................     $ 82,938
     Repayment of PMH indebtedness.........................................       53,900
     Repayment of Krebsoge indebtedness....................................       74,832
     Refinance existing Sinter bank debt...................................       11,289
     Fees and expenses of New Credit Facility..............................        6,804
     Repayment of Tranche A Facility.......................................       11,359
     Repayment of Tranche B Facility.......................................       43,542
     Estimated fees and expenses of Offering...............................        4,774
                                                                                 -------
               Total uses..................................................     $289,438
                                                                                 =======

                                 CAPITALIZATION


     The following sets forth the short-term debt and capitalization of the Company on an actual basis as of December 31, 1996 and as adjusted to reflect the Offering (assuming an initial offering price of $27.125 per share and after deduction of the estimated underwriting discounts and commissions and expenses) and the application of the net proceeds therefrom to the repayment of indebtedness. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and the Consolidated Financial Statements of each of Sinter, Krebsoge and PMH and the Notes thereto, included elsewhere in this Prospectus.



                                                                     AS OF DECEMBER 31, 1996
                                                                   ----------------------------
                                                                    ACTUAL          AS ADJUSTED
                                                                   --------         -----------
                                                                   (IN THOUSANDS, EXCEPT SHARE
                                                                   AND PER SHARE AMOUNTS)
SHORT-TERM DEBT:
  Current portion of long-term debt........................        $ 13,367          $  13,367
                                                                   ========          =========
LONG-TERM DEBT, NET OF CURRENT MATURITY:
  New Credit Facility......................................        $212,505          $ 157,604
  Term Loans...............................................           3,760              3,760
  Revolving Credit Facility................................           6,750              6,750
  Capital Lease Obligation.................................           2,708              2,708
  Industrial Development Bond..............................           7,195              7,195
                                                                   --------          ---------
       Total long-term debt................................         232,918            178,017
                                                                   --------          ---------
STOCKHOLDERS' EQUITY:
  Preferred Stock, authorized 5,000,000 shares; none issued
     and outstanding.......................................              --                 --
  Class A Common Stock, par value $.001 per share;
     authorized 20,000,000 shares; issued and outstanding
     5,009,747 shares, and 7,209,747 shares on a pro forma
     basis(1)..............................................               5                  7
  Class B Common Stock, par value $.001 per share;
     authorized 5,000,000 shares; issued and outstanding
     2,543,381 shares......................................               2                  2
  Additional paid-in capital...............................        27,924..             82,823
  Retained earnings........................................          22,641             22,641
  Other equity.............................................             (11)               (11)
                                                                   --------          ---------
       Total stockholders' equity..........................          50,561            105,462
                                                                   --------          ---------
          Total capitalization.............................        $283,479          $ 283,479
                                                                   ========          =========

---------------

(1) Excludes 338,967 shares of Class A Common Stock issuable upon exercise of employee stock options outstanding as of December 31, 1996, of which 103,000 were exercisable.


                          PRICE RANGE OF COMMON STOCK


     The Class A Common Stock has traded on the NYSE since October 26, 1994 under the symbol "SNM." The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A Common Stock as reported on the NYSE:



                                                              CLASS A COMMON STOCK
                                                                      PRICE
                                                              ---------------------
                                                              HIGH             LOW
                                                              ----             ----
          1994
          Fourth Quarter (since October 26, 1994)..........   $10 3/8          $  9

          1995
          First Quarter....................................   10               8 1/2
          Second Quarter...................................   10 1/2           8 3/4
          Third Quarter....................................   11 3/8           9 7/8
          Fourth Quarter...................................   12 3/8           9 7/8

          1996
          First Quarter....................................   15 7/8           11 5/8
          Second Quarter...................................   19 1/4           13 1/2
          Third Quarter....................................   22 1/4           16 3/4
          Fourth Quarter...................................   30 5/8           20

          1997
          First Quarter (through January 31, 1997).........   29 5/8           27



     As of December 31, 1996 there were approximately 99 holders of record of Class A Common Stock and one holder of record of Class B Common Stock. The Company believes that it has significantly more than 99 beneficial holders of its Class A Common Stock. CVC is the sole holder of Class B Common Stock. See "Principal Stockholders" and "Description of Capital Stock." A recent reported last sale price of the Class A Common Stock on the NYSE is set forth on the cover of this Prospectus.


                                DIVIDEND POLICY

     The Company has not declared or paid any dividends on its Common Stock since its incorporation. The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, the payment of dividends by the Company on its Common Stock is subject to limitations under the New Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                 EXCHANGE RATES


     The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the German Deutschemark against the U.S. dollar, based on the Noon Buying Rate. For a discussion of the effects of currency fluctuations on the Company's operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."



                                                               DM PER US $1.00
                                                 --------------------------------------------
                                                  AT END       AVERAGE
                CALENDAR YEAR                    OF PERIOD     RATE (1)      HIGH       LOW
---------------------------------------------    ---------     --------     ------     ------
1993.........................................      1.7263       1.6533      1.7480     1.5655
1994.........................................      1.5488       1.6228      1.7670     1.4860
1995.........................................      1.4335       1.4331      1.5653     1.3455
1996.........................................      1.5415       1.5050      1.5730     1.4306

---------------

(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


     The following unaudited pro forma financial information (the "Unaudited Pro Forma Financial Information") is based on the historical financial statements of Sinter, PMH and Krebsoge and has been prepared to illustrate the effects of the Acquisitions, the New Credit Facility and the Offering.



     The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 give effect to each of these transactions as if such transactions had been completed as of January 1, 1996.



     The Acquisitions have been accounted for using the purchase method of accounting. The total purchase cost of the Acquisitions has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. As indicated in Note 3 to the audited Consolidated Financial Statements of Sinter included elsewhere herein, the cash purchase price for the Acquisitions is final but the purchase price allocation at December 31, 1996 is preliminary. The final allocation of the purchase price is contingent upon the receipt of the final appraisals of certain acquired assets and final determination of assumed liabilities, and is not expected to differ materially from the preliminary allocation.



     The Unaudited Pro Forma Financial Information does not purport to represent the actual results of operations of the Company had the transactions and events assumed therein in fact occurred on the date specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The Unaudited Pro Forma Financial Information is based on certain assumptions and adjustments described in the notes hereto and should be read in conjunction therewith. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and the Notes thereto for each of Sinter, PMH and Krebsoge, included elsewhere in this Prospectus.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                      YEAR ENDED DECEMBER 31, 1996
                                      -------------------------------------------------------------
                                              HISTORICAL (1)                     PRO FORMA
                                      ------------------------------     --------------------------
                                       SINTER    KREBSOGE     PMH        ADJUSTMENTS   CONSOLIDATED
                                      --------   --------   --------     -----------   ------------
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $111,888   $159,265   $101,671       $    --       $372,824
Cost of sales.......................    86,176    125,439     90,730          (908)(2)    301,437
                                      --------   --------   --------       --------      --------
  Gross profit......................    25,712     33,826     10,941           908         71,387
Selling, general and administrative
  expenses..........................    10,289     24,470      6,167        (2,000)(3)     38,926
Amortization of intangible assets...       415      6,315         --        (3,331)(4)      3,399
                                      --------   --------   --------       --------       -------
  Income from operations............    15,008      3,041      4,774         6,239         29,062
Interest expense....................       456      5,379      2,314         4,816(5)      12,965
Other expense/(income)..............      (153)      (670)       250            --           (573)
                                      --------   --------   --------       -------       --------
  Income before income tax
     expense........................    14,705     (1,668)     2,210         1,423         16,670
Income tax expense..................     5,350        499         38           899(6)       6,786
                                      --------   --------   --------       -------       --------
Net income/(loss)...................  $  9,355   $ (2,167)  $  2,172       $   524       $  9,884
                                      ========   ========   ========       =======       ========
Weighted average common shares
  outstanding.......................     7,550                                              9,750
Net income per share................  $   1.24                                           $   1.01
OTHER FINANCIAL DATA:
Depreciation and amortization.......  $  5,025   $ 15,024   $  5,812       $ 4,458       $ 30,319
Capital expenditures................    11,035      6,763      7,050                       24,848



---------------


(1) Reflects the historical financial statements of the companies. The 1996 statement of operations for PMH includes only the results for the period from January 1, 1996 to November 22, 1996, which corresponds with the audited financial statements of PMH included elsewhere herein. The 1996 statement of operations for Krebsoge includes the results of operations for the period January 1, 1996 to December 19, 1996, which corresponds with the audited financial statements of Krebsoge included elsewhere herein. All references in this Prospectus to the year ended 1996 refer to the period from January 1, 1996 to November 22, 1996 with respect to PMH, and the period from January 1, 1996 to December 19, 1996 with respect to Krebsoge. The consolidated statement of income for 1996 included in the audited financial statements of Krebsoge included elsewhere herein was prepared in accordance with German GAAP but has been converted into U.S. GAAP for purposes of this pro forma presentation. See Note 26 to the audited financial statements of Krebsoge for discussion of the primary differences between German GAAP and U.S. GAAP. Krebsoge's results of operations were converted to U.S. dollars using the average exchange rate for 1996 of 1.50 DMs per U.S. dollar.

(2) Represents the adjustment to cost of sales resulting from:



          Increased depreciation as a result of the step-up in value of
            property, plant and equipment................................  $    617
          Reversal of step-up in finished goods inventory................       800
          Reduced raw material costs by purchasing under existing Sinter
            contracts....................................................    (1,000)
          Elimination of operating lease as a result of property
            acquisition..................................................    (1,325)
                                                                           --------
                                                                           $   (908)
                                                                           ========



(3) Represents the cost reductions that result directly from the Acquisitions, summarized as follows:



          Reduced administrative headcount from closing duplicative
            facilities...................................................  $  1,700
          Elimination of other duplicative costs.........................       300
                                                                           --------
                                                                           $  2,000
                                                                           ========



(4) Represents the net reduction in goodwill amortization, as follows:



        (a) Pro forma amortization of goodwill and other intangible assets recognized as a result of the Acquisitions:



                                                                              ANNUAL
                                                               VALUE       AMORTIZATION
                                                              --------     ------------
            Goodwill recognized after identification of all
              other assets..................................  $117,015        $2,925
            Intangible assets identified during purchase
              price allocation..............................     1,000            59
                                                              --------        ------
                                                              $118,015        $2,984
                                                              ========        ======



            Consistent with the historical accounting policies of Sinter, and the expected cash flows from these investments, goodwill is being amortized over 40 years.



        (b) The results of operations for Krebsoge include goodwill associated with prior acquisitions. Since there is a new basis of accounting as a result of the Acquisitions, the historical amortization is reversed, as follows:



            Goodwill amortization reflected in Krebsoge historical
               results of operations (U.S. GAAP).........................  $ (6,315)
            Pro forma goodwill amortization (per Note (a) above).........     2,925
            Pro forma intangible asset amortization......................        59
                                                                           --------
                                                                           $ (3,331)
                                                                           ========



(5) Represents the adjustment to reflect (i) interest expense of $11,868 on $163,483 of borrowings under the New Credit Facility to complete the Acquisitions and repay a portion of Sinter's debt, after application of the net proceeds from the Offering, (ii) amortization expense representing the New Credit Facility costs of $6,936, amortized over the eight year life of the facility and (iii) the interest expense related to a capital lease obligation recorded in the application of purchase accounting of $230. In the aggregate, such adjustments equate to a pro forma consolidated interest expense of $12,965 for the period ended December 31, 1996. The interest on the borrowings under the New Credit Facility was calculated using the rates in effect on December 31, 1996, as adjusted for the reduced interest rate based upon a reset leverage ratio, as defined in the New Credit Facility, as a result of the application of the net proceeds of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



(6) Represents the estimated tax effects of the adjustments, including the reversal of the utilization of operating loss carryforwards of PMH and Krebsoge that will be limited as a result of the Acquisitions.

                       SELECTED HISTORICAL FINANCIAL DATA

SINTER


     The selected consolidated financial data for Sinter presented below for, and as of the end of each of the years in the three-year period ended December 31, 1996, is derived from Sinter's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent accountants. The consolidated financial statements at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 and the auditors' report thereon are included elsewhere in this Prospectus. This selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations: Pro Forma and Historical Sinter" and Sinter's Consolidated Financial Statements and related Notes, included elsewhere in this Prospectus.



                                                              YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                   1992      1993      1994      1995       1996
                                                  -------   -------   -------   -------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.......................................  $57,778   $68,584   $82,479   $94,310   $111,888
Cost of sales...................................   46,606    54,061    64,765    73,245     86,176
                                                  -------   -------   -------   -------   --------
Gross profit....................................   12,172    14,523    17,714    21,065     25,712
Selling, general and administrative expenses....    5,018     6,442     8,212     7,698     10,289
Amortization of intangible assets...............      264       308       302       332        415
                                                  -------   -------   -------   -------   --------
Income from operations..........................    6,890     7,773     9,200    13,035     15,008
Interest expense................................    2,768     5,107     1,956       287        456
Other expense (income), net.....................       45        11       166       111       (153)
                                                  -------   -------   -------   -------   --------
Income before income taxes and extraordinary
  charge........................................    4,077     2,655     7,078    12,637     14,705
Provision for income taxes......................    1,875     2,370     2,900     4,750      5,350
                                                  -------   -------   -------   -------   --------
Net income before extraordinary charge..........    2,202       285     4,178     7,887      9,355
Extraordinary charge, net.......................       --        --      (580)       --         --
                                                  -------   -------   -------   -------   --------
Net income......................................    2,202       285     3,598     7,887      9,355
Preferred dividends.............................     (242)     (242)     (202)       --         --
                                                  -------   -------   -------   -------   --------
  Net income applicable to Common Stock.........  $ 1,960   $    43   $ 3,396   $ 7,887   $  9,355
                                                  =======   =======   =======   =======   ========
PER SHARE DATA:
Income before extraordinary charge..............  $   .47   $   .01   $   .72   $  1.05   $   1.24
Extraordinary charge............................       --        --      (.11)       --         --
Net income......................................      .47       .01       .61      1.05       1.24



                                                                 AS OF DECEMBER 31,
                                                  ------------------------------------------------
                                                   1992      1993      1994      1995       1996
                                                  -------   -------   -------   -------   --------
                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................  $ 1,272   $  (180)  $ 2,130   $ 9,128   $ 17,410
Total assets....................................   44,894    47,086    53,335    65,220    399,480
Short-term debt.................................    1,910     2,187        28       267     13,367
Long-term debt..................................   21,127    20,013     2,736     4,432    232,918
Stockholders' equity............................    5,038     5,599    32,244    41,462     50,561
Cash dividends paid on common stock.............       --        --        --        --         --

KREBSOGE


     The selected consolidated financial data for and as of the end of each of the two years in the period ended December 31, 1995 and for and as of the end of the period from January 1, 1996 to December 19, 1996, are derived from Krebsoge's Consolidated Financial Statements which have been audited for fiscal year 1995 and 1996 by Price Waterhouse GmbH, independent accountants, and for the year ended December 31, 1994 by BDO Grunewalder Treuhand GmbH, independent accountants. The Consolidated Financial Statements at December 31, 1995 and December 19, 1996 and for each of the two years in the period ended December 31, 1995 and for the period from January 1, 1996 to December 19, 1996 and the auditors' reports thereon are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1994 is derived from audited statements not included herein. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations: Krebsoge" and Krebsoge's Consolidated Financial Statements and related Notes, included elsewhere in this Prospectus.


     The selected consolidated financial data presented below (unless otherwise indicated) and Krebsoge's Consolidated Financial Statements included elsewhere in this Prospectus are prepared in accordance with German GAAP and are presented in DMs. German GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between German GAAP and U.S. GAAP as they relate to Krebsoge, see Note 26 to Krebsoge's Consolidated Financial Statements.


                                                         YEAR ENDED DECEMBER        FOR THE
                                                                 31,              PERIOD ENDED
                                                        ----------------------    DECEMBER 19,
                                                          1994         1995           1996
                                                        ---------    ---------    ------------
                                                                   (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales.............................................  DM178,936    DM224,798       DM245,438
Net income............................................      4,416        7,782           6,401
Net (loss) in accordance with U.S. GAAP...............     (7,378)      (6,569)         (3,262)



                                                          AS OF DECEMBER 31,         AS OF
                                                        ----------------------    DECEMBER 19,
                                                          1994         1995           1996
                                                        ---------    ---------    ------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets, including cumulative loss in excess of
  equity..............................................  DM167,220    DM178,211       DM183,688
Total debt............................................    130,734      123,107         110,443
Stockholders' deficit, classified as cumulative loss
  in excess of equity.................................    (66,274)     (54,905)        (48,382)
Stockholders' deficit in accordance with U.S. GAAP....     (1,154)      (1,206)         (4,346)

PMH


     The selected financial data for and as of the end of each of the two years in the period ended December 31, 1995 and the period from January 1, 1996 to November 22, 1996 are derived from PMH's Consolidated Financial Statements which have been audited by Deloitte & Touche LLP, independent auditors. The Consolidated Financial Statements at December 31, 1995 and November 22, 1996 and for each of the two years in the period ended December 31, 1995 and the period from January 1, 1996 to November 22, 1996 and the auditors' report thereon are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1994 are derived from audited financial statements not presented herein. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations: PMH" and PMH's Consolidated Financial Statements and related Notes, included elsewhere in this Prospectus.



                                                         YEAR ENDED DECEMBER         PERIOD FROM
                                                                 31,               JANUARY 1, 1996
                                                        ---------------------            TO
                                                          1994         1995       NOVEMBER 22, 1996
                                                        --------     --------     -----------------
                                                                      (IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales...........................................    $107,803     $106,473         $ 101,671
Income from operations..............................       7,002       11,793             4,774
Income before accounting change.....................       5,394        8,798             2,172
Cumulative effect of accounting change..............          --          770                --
Net income..........................................       5,394        9,568             2,172



                                                         AS OF DECEMBER 31,
                                                        ---------------------           AS OF
                                                          1994         1995       NOVEMBER 22, 1996
                                                        --------     --------     -----------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..........................................  $ 54,148     $ 56,276         $  58,944
Total debt............................................    50,926       53,804            54,192
Capital leases........................................       249          208               155
Stockholders' deficit.................................   (39,815)     (29,082)          (26,331)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Overview and Liquidity and Capital Resources sections give effect to the Acquisitions, the New Credit Facility and the Offering. This discussion should be read in conjunction with Unaudited Pro Forma Financial Information and Notes thereto set forth elsewhere in this Prospectus.


OVERVIEW


     The Company is the world's largest independent manufacturer of precision pressed powder metal parts. The Company manufactures and markets over 4,000 different pressed powder metal parts for use principally in the automotive industries in North America and Europe and, to a lesser extent, the lawn and garden, power tool and home appliance industries in North America and Europe. Sinter was organized in 1991 to facilitate the stock acquisition of PPM. Since then, the Company has grown considerably through its eight additional acquisitions, including Sinterteknik in June 1995, and SinterForm, the Acquisitions and the Powder Metal Forge Unit of Delco Remy America, Inc. in 1996. Sinter accounted for all of these acquisitions under the purchase method of accounting where the purchase price is allocated between identified tangible and intangible assets purchased and liabilities assumed. Unallocated purchase price is treated as goodwill and amortized over 40 years.


     In October 1994, Sinter completed an initial public offering of its Class A Common Stock, raising net proceeds of approximately $14.7 million. Sinter used these net proceeds together with borrowings of approximately $2.0 million under the Company's revolving credit facility to repay all of its then outstanding senior and subordinated indebtedness and to redeem its then outstanding preferred stock.


     Net Sales. The Company's net sales are affected by numerous factors, including automotive production schedules and North American and European economic conditions. The Company's sales are also dependent on its ability to provide highly engineered powder metal parts at competitive prices, and are subject to fluctuation based on the production cycles of the major automotive original equipment manufacturers ("OEMs"). Once an automotive OEM designates the Company to supply pressed powder metal parts for a new vehicle program, the OEM will usually continue to purchase those parts from the Company for the life of the program, although not necessarily for a redesign. As a result, the life cycle for a typical pressed powder metal part for use by an automotive OEM is about five to ten years, although the exact time period may vary based on the particular part or the success of the OEM platform of which it is a part. The Company believes that a substantial majority of the Company's automotive sales are made on a sole source basis. On a pro forma basis, net sales to the automotive industry accounted for approximately 74% of the Company's net sales in 1996, reflecting PMH's and Krebsoge's relatively high concentration of sales to the automotive industry. Without the effect of the Acquisitions, Sinter's sales to the automotive industry accounted for approximately 63% of 1996 net sales.



     The Company expects the percentage of automotive sales to increase as it expands its ability to offer global service and based on the forecasted increase in pressed powder metal part content per automobile. Before the Acquisitions, substantially all of the Company's sales were made in North America. Giving effect to the Acquisitions, international sales accounted for approximately 46% of the Company's 1996 net sales. The Company expects sales in Western Europe to account for an increasing percentage of the Company's total sales. A significant portion of the Company's revenues and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates therefore may have a significant effect on the Company's results of operations and financial condition.


     Cost of Sales. The principal elements of cost of sales are direct labor, raw materials and manufacturing overhead. The Company's costs are affected by fluctuating raw material costs, but the impact of such fluctuation is partially mitigated because the Company does not maintain long-term fixed price contracts with its customers and is able to buy raw materials at competitive prices due to the size of its purchases. Due to the capital-intensive nature of the Company's business, plant utilization is a significant factor in determining the Company's profitability. The Company manufactures over 4,000 parts with varying gross margins. Accord-ingly, the Company's overall gross margin is impacted by its product mix, raw material costs and plant utilization rates.


     Selling, general and administrative expenses. Selling, general and administrative expenses include the costs associated with selling, general corporate overhead and other related administrative functions. Integrating the Acquisitions will enable the Company to eliminate duplicative functions currently being performed by each of Sinter, PMH and Krebsoge in the areas of administration, finance, sales, marketing, purchasing, technical and field services and management information systems.


     Income taxes. Income taxes consist of the consolidation of the tax provisions, computed on a separate company basis, in each country in which the Company has an established presence. In 1994 and 1995, the effective tax rate was affected by the favorable difference in statutory tax rates between Sweden and the United States and the utilization of certain net operating loss carryforwards relating to PMH and Krebsoge.


RESULTS OF OPERATIONS: PRO FORMA AND HISTORICAL SINTER



     The following table sets forth, for each of the periods indicated, certain statement of operations data expressed as a percentage of net sales:



                                                                   YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                                                         PRO FORMA
                                                           1994      1995      1996        1996
                                                           -----     -----     -----     ---------
Net sales................................................  100.0%    100.0%    100.0%      100.0%
                                                           =====     =====     =====       =====
Gross profit.............................................   21.5      22.3      23.0        19.1
Selling, general and administrative expenses.............   10.0       8.2       9.2        10.4
Amortization of intangible assets........................     .4        .3        .4          .9
Income from operations...................................   11.2      13.8      13.4         7.8
Interest expense.........................................    2.4        .3        .4         3.5
Provision for income taxes...............................    3.5       5.0       4.8         1.8
Extraordinary charge.....................................     .7        --        --          --
Net income...............................................    4.4%      8.4%      8.4%        2.7%



     PRO FORMA YEAR ENDED DECEMBER 31, 1996 COMPARED TO HISTORICAL YEAR ENDED DECEMBER 31, 1996



     Net Sales. Net sales increased $260.9 million, from $111.9 million to $372.8 million, as the result of the inclusion of the sales of PMH and Krebsoge for the full year 1996.



     Gross Profit. Gross profit increased $45.7 million, from $25.7 million to $71.4 million, primarily as a result of the Acquisitions. As a percentage of net sales, pro forma gross profit was 19.1% compared to 23.0% on an historical basis. This difference in gross profit is a result of higher personnel costs and less efficient manufacturing processes at Krebsoge and PMH. Also impacting gross profit, and reflected in the pro forma results, was the increased depreciation that will be recognized as a result of the property step-up recognized in purchase accounting in the amount of $0.6 million, offset by the reversal of historical lease expense as a result of acquiring the leased property in the amount of $1.3 million. These results also reflect a decrease in the gross margin of PMH from 13.3% in 1995 to 10.8% in 1996. This decline in gross margin is attributable to (i) the addition of approximately $1.1 million of lease expense relating to a new lease, (ii) a SFAS No. 106 change of approximately $0.8 million as opposed to a credit in 1995 of $0.7 million, and (iii) a change in product mix toward lower margin products.



     Selling, General and Administrative Expenses. Pro forma selling, general and administrative expenses increased $28.6 million, from $10.3 million to $38.9 million. As a percentage of net sales, pro forma selling, general and administrative expenses were 10.4% as compared to 9.2% on a historical basis. This difference in pro forma selling, general and administrative expenses is a result of higher personnel costs at Krebsoge and PMH, offset by cost reductions related primarily to headcount reduction already implemented of $2.0 million.

     Amortization of Intangible Assets. Amortization of intangible assets increased $3.0 million, from $0.4 million to $3.4 million, as a result of the Acquisitions. The additional amortization is the result of amortizing the goodwill generated by the Acquisitions and the amortization of other intangible assets recognized as part of purchase accounting.



     Income from Operations. Income from operations increased $14.1 million, from $15.0 million to $29.1 million, as a result of the factors noted above. Income from operations as a percentage of sales was 7.8% on a pro forma basis as compared to historical Sinter of 13.4%. Pro forma income from operations reflected certain pre-tax non-recurring charges relating to the Acquisitions totalling $5.3 million, as follows: (i) the reversal of the step-up of finished goods inventory in the purchase price allocation of $0.8 million; (ii) an inventory write-down at Krebsoge of $0.6 million; (iii) payments by PMH and Krebsoge to MAAG of $1.4 million; (iv) costs incurred by PMH and Krebsoge associated with the Acquisitions of $1.4 million; and (v) a restructuring charge of $1.1 million incurred by Krebsoge as a result of personnel reductions. Without giving effect to these non-recurring charges, pro forma income from operations would have been $34.3 million or 9.2% of pro forma net sales.



     Interest Expense. Interest expense increased $12.5 million, from $0.5 million to $13.0 million, as a result of the increased borrowings to finance the Acquisitions, repay existing Sinter debt and for future working capital purposes. Interest expense was partially offset by the application of the net proceeds from the Offering.



     Income Taxes. The provision for income taxes reflects a pro forma effective income tax rate of 41% reflecting the higher statutory rate in Germany, offset in part by the lower U.S. federal income tax rate and the Swedish income tax rate. The effective income tax rate has been negatively impacted as a result of limitations on the use of acquired net operating loss carryforwards.



     Net Income. Pro forma net income increased by $0.5 million, from $9.4 million to $9.9 million for the reasons set forth above. Without giving effect to the non-recurring charges discussed above, pro forma net income would have been higher by $3.1 million, from $9.9 million to $13.0 million.



     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



     Net Sales. Net sales increased by $17.6 million, or 18.6%, to $111.8 million in 1996 from $94.3 million in 1995. Approximately $5.8 million of this increase is primarily the result of including the results of SinterForm for the second half of 1996. The balance of the increase is primarily due to the increased penetration into the automotive market. The Company's sales to the automotive industry increased by 9% in 1996 even though automotive production in the United States increased less than 1% in the same period. The increase in net sales for the period was partially offset by work stoppages at one of the Company's major automotive customers.



     Gross Profit. Gross profit increased by $4.6 million, or 22%, to $25.7 million in 1996 from $21.1 million in 1995. The gross profit margin increased from 22.3% in 1995 to 23.0% in 1996, reflecting higher sales and corresponding economies of scale, the continued improvement in operating efficiencies, favorable changes in product mix and a marginal decline in raw material pricing. The operating efficiencies were primarily the result of increased volume at the Company's domestic facilities.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.6 million, to $10.3 million or 9.2% of sales in 1996, compared to $7.7 million, or 8.2% of sales in 1995. The increase in selling, general and administrative expenses in 1996 is primarily attributable to an increase in research and development expense, additional management personnel hired in anticipation of the Acquisitions and the inclusion of the results of Sinterteknik for a full year as compared to five months in 1995. Sinterteknik historically reports higher selling, general and administrative expenses as a percentage of sales as compared to the Company's U.S. operations.



     Income from Operations. Income from operations increased by $2.0 million to $15.0 million, or 13.4% of net sales in 1996, as compared to $13.0 million, or 13.8% of net sales in 1995, reflecting the increase in net sales and gross profit, partially offset by the increase in selling, general and administrative expenses discussed above.



     Interest Expense. Interest expense increased from $0.3 million in 1995 to $0.5 million in 1996, as a result of the increased borrowings to finance the acquisition of SinterForm and borrowings under the industrial revenue bond issued for plant expansion at a domestic facility. These increased borrowings were offset by reductions in indebtedness as a result of cash flows generated from operations during 1996.



     Income Taxes. The provision for income taxes was $5.4 million in 1996, reflecting an increase of $0.6 million from the 1995 provision of $4.8 million. The effective tax rate remained relatively constant between years.



     Net Income. Net income increased by $1.5 million in 1996, from $7.9 million in 1995 to $9.4 million in 1996 for the reasons set forth above.



     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994



     Net Sales. Net sales increased $11.8 million, or 14.3% to $94.3 million in 1995 from $82.5 million in 1994. The increase in net sales reflects increased penetration in the automotive market, the partial year impact of the Sinterteknik acquisition in June 1995, accounting for approximately $4.6 million of the increase, and the full year impact of the Midwest acquisition in July 1994. Due to the increased utilization of powder metal parts by the automobile industry, Sinter posted a 9% increase in automotive sales for the year, excluding the Sinterteknik acquisition. This increase was primarily attributable to Sinter's introduction of nearly 60 new parts in the last half of 1995. The sales improvement was also partially the result of an increase in average selling price per pound. The average selling price per pound, excluding Sinterteknik, increased 9.5% in 1995. The increase in selling price per pound is a reflection of a change in product mix, and an increase in Sinter's secondary finishing operations.



     Gross Profit. Gross profit increased by $3.4 million, or 18.9%, to $21.1 million in 1995 from $17.7 million in 1994. The gross profit margin increased modestly from 21.5% in 1994 to 22.3% in 1995, reflecting a change in product mix and the impact of improved operating efficiencies. The improvement in operating efficiencies offset an increase in raw material prices of approximately 5.6% in 1995 and an increase in Sinter's outside secondary operations of 24.1%. The increase in outside secondary costs is attributable to an increase in both volume and price.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses declined from the 1994 level of $8.2 million or 10.0% of net sales to $7.7 million or 8.2% of net sales in 1995. The decline was primarily attributable to the $2.4 million charge to compensation expense in 1994 resulting from the award of common stock to certain members of management under Sinter's Management Incentive Stock Compensation Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was terminated at the time of Sinter's initial public offering.

     Income From Operations. Income from operations increased by $3.8 million to $13.0 million, or 13.8% of net sales in 1995, as compared to $9.2 million, or 11.2% of net sales in 1994, reflecting the increase in net sales, the increase in gross profit and gross profit percentage as well as the decline in selling, general and administrative expenses.


     Interest Expense. Interest expense decreased $1.7 million from $2.0 million in 1994 to $0.3 million in 1995. The decrease is the result of Sinter's repayment of long-term indebtedness in 1994 from the proceeds of Sinter's initial public offering. While Sinter's long-term debt increased in 1995 due to the acquisition of Sinterteknik, the amount of the indebtedness was reduced in the last half of the year from cash flow generated by Sinter.


     Income Taxes. The provision for income taxes was $4.8 million in 1995 reflecting an increase of $1.9 million from the 1994 provision of $2.9 million. The effective tax rate in 1995 declined modestly from 1994 due to the lower effective tax rate of Sinterteknik.

     Net Income. For all the reasons set forth above as well as an extraordinary charge of $0.6 million in 1995 related to the early retirement of debt, net income in 1995 increased $4.3 million, from $3.6 million to $7.9 million.


     LIQUIDITY AND CAPITAL RESOURCES


     The Company's principal capital requirements are to fund its working capital, purchase capital equipment and fund potential acquisitions. In addition, the Company's capital requirements will be affected by the substantial indebtedness the Company incurred in connection with the financing of the Acquisitions, which increases the Company's cash requirements for debt service and imposes various operating restrictions. Historically, Sinter has used income generated by operations as well as borrowings available under long-term credit agreements to fund these capital needs.



     For the years ended December 31, 1994, 1995 and 1996, Sinter's cash flow from operations was $10.2 million, $8.7 million and $15.1 million; cash used by investing activities was $7.2 million, $8.3 million and $244.0 million; and cash
(used) provided by financing activities was $(3.0) million, $1.0 million and $236.3 million, respectively. The primary sources of cash provided by operating activities are net income and non-cash charges for depreciation and amortization expense. Fluctuations between periods in cash flows used for investing activities are attributable to the levels of acquisition activity and fixed asset additions. Fluctuations between periods in cash flows from financing activities are attributable to the levels of borrowings required to fund that portion of investing activities not funded by cash flows from operations.



     Upon consummation of the Offering, the Company's primary sources of liquidity will be cash flow from operations and borrowings under the New Credit Facility. Under the New Credit Facility, the lenders have provided the Company and its subsidiaries with (i) the U.S. Term Facilities and (ii) (a) a U.S. dollar-denominated senior secured revolving credit facility (the "U.S. Revolving Facility" and, together with the U.S. Term Facilities, the "U.S. Facilities") in an aggregate principal amount equal to $30.0 million, of which up to $20.0 million is available in the form of standby and trade letters of credit and (b) a DM-denominated senior secured revolving credit facility (the "German Revolving Facility" and, together with the German Term Facility, the "German Facilities") in an aggregate principal amount equal to DM 30.0 million, of which up to DM
10.0 million may be used for standby and trade letters of credit. All obligations of the Company under the U.S. Facilities are guaranteed by each domestic subsidiary of the Company and are secured by substantially all the assets of the Company and each of its domestic subsidiaries. All obligations under the German Facilities are guaranteed by (i) German subsidiaries of the Company (other than the German subsidiary borrower thereunder) and (ii) the Company, and are secured by (i) substantially all the assets of the Company and
(ii) pledges of 65% of the shares of Sinter Metals GmbH and Sinterteknik and collateral assignments of certain intercompany obligations. On the Closing Date, the Company used substantially all of the funds available under the Term Facilities and approximately $3.4 million under the U.S. Revolving Facility to finance the Acquisitions and related costs (including repayment of related indebtedness and refinancing of certain Sinter indebtedness). The net proceeds of the Offering will be used to repay a portion of the indebtedness outstanding under the U.S. Term Facilities. See "Use of Proceeds." Amounts repaid under the Term Facilities may not be reborrowed. The New Credit Facility requires the Company to comply with certain financial covenants (including a maximum debt to consolidated EBITDA ratio, a minimum fixed charge coverage ratio, a minimum consolidated EBITDA to consolidated interest expense ratio, minimum levels of annualized consolidated EBITDA and minimum levels of net worth). The New Credit Facility also contains operating covenants and restrictions that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, pay dividends and make other restricted payments, make capital expenditures, make certain investments, transact with affiliates, and consolidate, merge or transfer assets.


     Under the U.S. Facilities, the Company may elect to borrow at either the LIBOR Rate (for dollar deposits) or the Alternate Base Rate ("ABR"), while the borrowings under the German Facilities are at the DIBOR Rate (the LIBOR Rate for DM deposits), or a German Prime Rate, in each case plus an additional spread (the "Interest Rate Spread"). The Interest Rate Spread varies based upon the underlying interest rate election, the facility under which funds were borrowed, and the Company's leverage ratio (the ratio of indebtedness to EBITDA). In the absence of a default under the New Credit Facility, the maximum Interest Rate Spreads for the various combinations of interest rate elections and facilities are as follows: 1.00% for U.S. Revolving Loans at the ABR; 2.00% for U.S. Revolving Loans at the LIBOR Rate; 1.50% for Tranche A Term Loans at the ABR; 2.00% for Tranche B Term Loans at the ABR; 2.50% for Tranche A Term Loans at the LIBOR Rate; 3.00% for Tranche B Term Loans at the LIBOR Rate; 1.00% for German Term Loans at the German Prime Rate; 2.50% for German Term Loans at the DIBOR Rate; and 2.00% for German Revolving Loans at the DIBOR Rate. The Company's initial borrowings under the New Credit Facility were made at the LIBOR Rate (in the case of the U.S. Facilities) and DIBOR Rate (in the case of the German Facilities), supplemented in all cases by the highest applicable Interest Rate Spreads. After the application of the net proceeds of the Offering, the Company will qualify for reduced Interest Rate Spreads based upon an improved leverage ratio.



     The Company's aggregate capital expenditures for 1994, 1995 and 1996 were $14.6 million, $14.5 million and $24.8 million, respectively. Management anticipates that the total capital expenditures of the Company for fiscal 1997 will be approximately $23.0 million, which will be used for the Company's previously announced plant expansions, required improvements in PMH's operations and other customary expenditures for a capital-intensive business. Management plans to fund these capital expenditures from cash flow from operations, and, if necessary, borrowings under the New Credit Facility. As of the date of this Prospectus, the Company has no material capital expenditures for environmental control facilities planned for either 1997 or 1998.


     Based upon current and anticipated levels of operations and plans for integrating the Acquisitions, the Company believes that its cash on hand and cash flow from operations, combined with borrowings available under the New Credit Facility after application of the net proceeds from the Offering, will be sufficient to enable the Company to meet its current and anticipated cash operating requirements, including scheduled interest and principal payments, capital expenditures and working capital needs for the next 12 months. However, actual capital requirements may change, particularly as a result of any acquisitions which the Company may make. The ability of the Company to meet its current and anticipated operating requirements will be dependent upon the future performance of the Company and its subsidiaries which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control. Depending on the nature, size and timing of future acquisitions, the Company may be required to raise additional financing. There can be no assurances that such additional financing will be available to the Company on acceptable terms. Substantially all of the debt of the Company bears interest at floating rates; therefore, its liquidity and financial condition is and will continue to be affected by changes in prevailing interest rates.

ACCOUNTING STANDARDS CHANGES


     Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) and Statement of Financial Accounting Standard No. 123, "Stock-Based Compensation" (SFAS 123) became effective for fiscal years beginning after December 15, 1995. The Company has elected to adopt the disclosure only method allowed by SFAS 123 for 1996. The implementation of SFAS 121 in 1996 did not have a material effect on the results of operations or financial position of the Company.


EFFECT OF INFLATION

     Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. The Company does not believe that inflation has had any material effect on its business over the past three years.

BACKLOG


     The Company has long-term supplier relationships with virtually all of its customers and believes it supplies a substantial majority of its products to its automotive customers on a sole source basis under blanket purchase orders. A majority of the Company's shipments of products are made pursuant to releases from blanket purchase orders and to meet the customers' requirements for the following 90 days. At December 31, 1996, the Company's backlog of firm sales releases amounted to approximately $90.4 million, compared to approximately $67.2 million at December 31, 1995. The Company believes that substantially all of its backlog of firm sales releases existing on December 31, 1996 will be shipped before March 31, 1997.


SEASONALITY

     The Company typically experiences slightly lower revenues, gross profits and operating income during the third and fourth quarters as compared to the first and second quarters. Third and fourth quarter results are affected by scheduled plant shut-downs for vacations and holidays at many of the Company's customers, as well as manufacturers' changeovers in production lines.

RESULTS OF OPERATIONS: KREBSOGE

     Sintermetallwerk Krebsoge GmbH was established in 1943 when Schweimer Eisenwerke diversified into the production of self-lubricating bronze bearings and soft iron materials. Between 1987 and 1995, Krebsoge made various acquisitions in North America and the former East Germany, and invested in smaller companies in China and India. In March of 1995, Krebsoge made a major acquisition by purchasing the powder metal plant of a competitor, Ringsdorff Sinter GmbH, with its operations in Bonn, Germany.


     This discussion should be read in conjunction with Krebsoge's Consolidated Financial Statements and related Notes thereto, which are presented on a German GAAP basis. Such financial statements differ significantly from U.S. GAAP. For a discussion of the principal differences between German GAAP and U.S. GAAP, see
Note 26 to Krebsoge's Consolidated Financial Statements.


     The following table sets forth, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:


                                                             YEAR ENDED DECEMBER 31,
                                                         -------------------------------
                                                         1994        1995        1996(1)
                                                         -----       -----       -------
        Net sales......................................  100.0%      100.0%       100.0%
                                                         =====       =====        =====
        Gross profit...................................   71.9        71.2         70.0
        Personnel expenses.............................   44.4        46.9         47.4
        Other operating expenses.......................   11.8        13.3         12.5
        Financial expense..............................    5.7         3.9          3.4
        Taxes on income................................    1.3         0.7          0.7
        Net income.....................................    2.5%        3.5%         2.6%



---------------



(1) Period ended December 19, 1996, the date of the Acquisitions.



     PERIOD ENDED DECEMBER 19, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995



     Net Sales. Net sales increased DM 20.6 million, or 9.2%, to DM 245.4 million in 1996 from DM 224.8 million in 1995. The increase in net sales relates primarily to the full year inclusion of the results of the former Ringsdorff Sinter GmbH ("Bonn"), increased demand for existing parts and the introduction of certain new parts, which more than offset a significant decrease in the sales of airbag safety parts due to design changes from certain airbag producers.



     Gross Profit.  Gross profit increased by DM 13.1 million, or 8.2%, to DM
173.2 million in 1996 from DM 160.1 million in 1995. In the same period, gross margin declined by 0.6% to 70.0% in 1996 from 71.2% in 1995. The decline in gross margin is the result of the full year impact of Bonn, which consistently reports lower gross margins due to the fact it has a mature product line subject to heightened price competition.



     Personnel Expenses.  Personnel expenses increased DM10.8 million to DM
116.2 million in 1996 from DM 105.4 in 1995. As a percentage of sales, these expenses increased by 0.5% from 46.9% in 1995 to 47.4% in

1996. The increase in personnel expenses relates primarily to increased commissions as a result of the increased sales levels.



     Other Operating Expenses. Other operating expenses increased by DM 1.0 million from DM 29.9 million in 1995 to DM 30.9 million in 1996. As a percentage of sales, other operating expenses declined from 13.3% in 1995 to 12.5% in 1996, reflecting increased expense resulting from the inclusion of Bonn for a full year, offset by the increase in sales.



     Taxes on Income. The effective income tax rate increased from 16.7% in 1995 to 22.2% in 1996. The 1995 effective rate was favorably affected by the utilization of net operating loss carryforwards related to Bonn and another subsidiary. These carryforwards were used to a lesser extent in 1996. Without the effects of these carryforwards, the effective tax rate in 1996 would have approximated the level of 1994.


     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Net Sales. Net sales increased DM 45.9 million, or 25.6%, to DM 224.8 million in 1995 from DM 178.9 million in 1994. The increase in net sales relates primarily to the inclusion of the results of Bonn since April 1, 1995 and Sintermetallwerk Krebsoge GmbH, which experienced a DM 8.1 million increase in "pressed metal forging" sales and a general increase in conventional pressed metal sales due to improved economic conditions. The increase in net sales from acquisitions was offset in part by a slight decrease in sales due to design changes from producers of airbag safety parts, reduced volumes, and lower prices.



     Gross Profit.  Gross profit increased by DM 31.3 million, or 24.3%, to DM
160.1 million in 1995 from DM 128.8 million in 1994. Gross margin declined by .7% to 71.2% in 1995 from 71.9% in 1994. The decline in gross margin is a result of the lower margins experienced at Bonn due to the fact it has a mature product line subject to heightened price competition. Without the effect of Bonn, Krebsoge had a gross margin of 71.9%.



     Personnel Expenses. Personnel expenses increased by DM 26.0 million, from DM 79.4 million in 1994 to DM 105.4 million in 1995. The increase in personnel expenses relates primarily to wage increases at Bonn due to collective bargaining agreements and increased overtime and headcount.



     Other Operating Expenses. Other operating expenses increased by DM 8.6 million, from DM 21.3 million in 1994 to DM 29.9 million in 1995. The increase in other operating expenses relates primarily to increased commissions, freight and professional fees as a result of the inclusion of Bonn and the increased sales levels.



     Taxes on Income. The taxes on income declined from 33.4% of pre-tax income in 1994 to 16.7% of pre-tax income in 1995 as a result of the utilization of tax loss carryforwards related to Bonn. Without the effect of these carryforwards, the provisions would have remained relatively constant.


RESULTS OF OPERATIONS: PMH


     PMH was established in 1989 for the purpose of forming ICM/Krebsoge, a Delaware partnership (the "Partnership"), between Amplex Van Wert Corporation ("Amplex"), and Krebsoge Powder Metal, Inc., a subsidiary of PMH. In 1991, Amplex sold its equity interest in the Partnership to American PM, Inc., a Delaware corporation and newly formed subsidiary of PMH. In 1993, a 30% equity interest in PMH was sold to Sinter and Sinter acquired the remaining 70% in connection with the Acquisitions.



     This discussion should be read in conjunction with PMH's Consolidated Financial Statements and related Notes thereto, included elsewhere herein.

     The following table sets forth, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:


                                                                YEAR ENDED           JANUARY 1,
                                                               DECEMBER 31,             1996
                                                              ---------------          THROUGH
                                                              1994      1995      NOVEMBER 22, 1996
                                                              -----     -----     -----------------
Net sales...................................................  100.0%    100.0%          100.0%
                                                              -----     -----           -----
Gross profit................................................   11.6      13.3            10.8
Selling, general and administrative expenses................    8.1       7.2             6.1
Restructuring (gain)........................................   (3.1)     (4.9)             --
Income from operations......................................    6.5      11.1             4.7
Interest expense............................................    1.5       2.9             2.3
Income tax credit...........................................     --       0.2              --
Cumulative effect of accounting change......................     --      (0.7)             --
Net income..................................................   5.0%       9.0%            2.1%



     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Net Sales. Net sales decreased $1.3 million, or (1.2)%, to $106.5 million from $107.8 million. The decrease in net sales is the result of an overall decline in North American light vehicle production in 1995 of approximately 3%. The decline in automotive production was partially offset by the introduction of new parts by PMH and the ramp-up of new parts introduced in previous years. Pricing of PMH's products remained relatively stable during 1995 compared to 1994.


     Gross Profit. Gross profit increased by $1.8 million, or 14.1% to $14.2 million in 1995. As a percentage of sales, gross margin increased from 11.6% to 13.3% in 1994 and 1995, respectively. The increase in gross margin is attributable to a cost reduction plan implemented by PMH in 1995, which resulted in reductions of direct and indirect labor, plant overtime and maintenance expense, offset in part by raw material price increases during the first half of 1995.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses declined from the 1994 level of $8.8 million, or 8.1% of net sales, to $7.7 million, or 7.2% of net sales in 1995. The decrease was also a result of the cost reduction plan implemented in 1995, particularly general and administrative cost declines at plant locations.


     Restructuring Reserve. Income recorded as a result of reversing the restructuring reserve increased $2.0 million to $5.3 million in 1995 from $3.3 million in 1994. The reversal of the restructuring reserve was the result of PMH's decision to retain its Canadian facility, which PMH's management had previously determined to close. See Note 8 to the Consolidated Financial Statements of PMH for a discussion of this reversal.


     Income from Operations. Income from operations increased by $4.8 million to $11.8 million, or 11.1% of sales in 1995, as compared to $7.0 million, or 6.5% of net sales in 1994. This increase reflects the improved gross margin, reduced selling and administrative expenses, and the reversal of the restructuring reserve as discussed above.

     Interest Expense. Interest expense increased $1.5 million from $1.6 million in 1994 to $3.1 million in 1995. The increase is the result of an overall increase in outstanding indebtedness, an increase in the letters of credit outstanding and a general rate increase on the revolving loan. See Note 2 to the Consolidated Financial Statements of PMH for a discussion of PMH's accounting treatment for the debt and interest forgiven by the lender in 1993.

     Cumulative Effect of Accounting Change. Effective January 1, 1995, PMH changed its method of recognizing actuarial gains and losses related to its U.S. union and nonunion postretirement plans from the defer and amortize method prescribed in Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to a method of immediately recognizing the gains or losses at the measurement date. The cumulative effect of this change as of January 1, 1995 was approximately $1.2 million, or approximately $.8 million after tax.

                                    INDUSTRY

OVERVIEW


     The pressed powder metal parts industry in North America and Europe is highly fragmented, with over 250 participants, most of which have annual sales of less than $50 million. The Company believes that it is the only participant in the pressed powder metal parts industry in either North America or Western Europe with a market share of over 5%. Pressed powder metal parts are principally sold to automobile manufacturers and, to a lesser extent, other industrial manufacturers.



     Automotive Industry. The automotive industry is the largest purchaser of pressed powder metal parts in North America and Europe, accounting for over 70% of the total sales of pressed powder metal parts in these markets in 1995 (the most recent year in which data is available). In Europe, sales of pressed powder metal parts to automotive manufacturers accounted for over 77% of total industry sales in 1995. Furthermore, sales to automotive manufacturers continue to increase as a percentage of total pressed powder metal parts sales. For example, in 1994, sales to automotive manufacturers accounted for 64% of total pressed powder metal parts sales in North America, while in 1995 sales to automotive manufacturers were expected to account for approximately 67% of such sales.



     According to the MPIF, the North American shipments of pressed powder metal have increased from approximately 315,000 tons in 1992 to approximately 434,000 tons in 1995, representing a compound annual growth rate of 11.3%. According to the EPMA, the European shipments of pressed powder metal have increased from approximately 109,000 tons in 1992 to approximately 129,000 tons in 1995, representing a compound annual growth rate of 5.8%. This growth is due primarily to increased demand from the automotive sector as a result of the introduction of new pressed powder metal parts and the increased use of existing vehicle parts.


     Other Industrial Manufacturers. Sales of pressed powder metal parts to non-automobile manufacturers, such as John Deere, Frigidaire and Electrolux, represent an important part of the pressed powder metal parts industry in North America and Europe. The customer base in this sector is highly fragmented, with pressed powder metal parts being used by traditional industrial manufacturers and increasingly by manufacturers of recreational and electronic products. The pressed powder metal parts sold to these sectors are generally less technologically advanced than those sold to automotive manufacturers because the parts are generally less complex and require lower tolerances. However, the average product life cycles in this sector (e.g., 20 to 25 years) are generally longer than the average product life cycles in the automotive industry (e.g., 5 to 10 years). Sales in this sector tend to be cyclical in nature and are driven by general economic conditions such as consumer durable goods spending and new housing starts. Also, many sales in the lawn and garden category tend to be seasonal and may also be affected by weather.

CURRENT INDUSTRY TRENDS

     The key trends affecting the pressed powder metal parts industry include:
(i) increased substitution of pressed powder metal parts for cast or forged parts in the automotive and non-automotive markets; (ii) globalization and consolidation of the automotive OEM supplier base; and (iii) consolidation of the pressed powder metal parts industry. The Company believes that these trends have had and will continue to have a significant impact on its future profitability and growth prospects.

     Increased Substitution of Pressed Powder Metal Parts for Cast or Forged Parts. The technology associated with the manufacture of pressed powder metal parts has advanced significantly over the last decade. As a result, larger, stronger, more structurally complex pressed powder metal parts have been developed, which are being substituted more frequently for metal parts manufactured using more traditional technologies, particularly in the automotive industry. This trend has been driven principally by the cost advantages offered by powder metal technology, which allow parts to be manufactured faster with less labor and with reduced material waste than conventional forged or cast technology.

     The Company believes that the current trend of substitution of pressed powder metal parts for cast or forged parts will continue both in North America and Europe. Based on industry sources, the Company believes that the current average pressed powder metal parts content in Ford's cars will rise from 40 pounds in 1996 to 50 pounds by the year 2000, and that the annual growth in the pressed powder metal part content of General Motors' cars will be 5 to 10% through 2001.



     Globalization and Consolidation of OEM Supplier Base. Since the 1980s, in response to competitive pressures to improve quality and reduce costs, Ford, Chrysler, General Motors and other OEMs have been actively reducing their supplier base to focus on key suppliers who can meet increasingly strict standards for product quality, on-time delivery and manufacturing costs. In addition, these OEMs have also increasingly required their suppliers to maintain manufacturing facilities capable of producing parts or components with consistent quality on a world-wide basis. As a result, the automotive OEMs are more frequently awarding long-term sole source supply arrangements to suppliers which are able to offer broad product lines, higher value-added innovative products, low costs, reliable service and global manufacturing capability. The Company believes that this trend should continue in the foreseeable future and should provide the Company with an opportunity, based on its competitive strengths, to expand its customer base and increase its market penetration with current customers.



     Consolidation of Pressed Powder Metal Parts Industry. The pressed powder metal parts industry in North America and Europe has undergone and is continuing to undergo consolidation due to the trend in the automotive industry toward long-term contracts with sole-source suppliers who can provide global manufacturing and distribution capabilities, increasing customer demands for a broad product line and the increasing financial resources needed to satisfy the stringent quality and performance specifications of many customers, particularly in the automotive industry. The Company believes that this trend towards consolidation will continue and presents the Company with the opportunity to make strategic acquisitions.

                                    BUSINESS


     The Company is the world's largest independent manufacturer of precision pressed powder metal parts. With the Acquisitions, the Company manufactures and markets over 4,000 different pressed powder metal parts for use principally in the automotive industry in North America and Europe and, to a lesser extent, for use in the lawn and garden, power tool and home appliance industries in North America and Europe. The Company has completed eight acquisitions since 1991, which, together with internally generated growth, have resulted in net sales of the Company growing at a compound annual rate of approximately 49% from $50.8 million in 1991 to $372.8 million in 1996 on the pro forma basis described herein. See "Unaudited Pro Forma Financial Information."



     Approximately 74% of the Company's net sales in 1996 were made to the automotive industry. The Company is the largest supplier of pressed powder metal parts to Ford, Chrysler, Volkswagen, BMW and Daimler Benz and the second largest supplier of such parts to General Motors. The Company believes, based on its experience in the industry and the nature of its relationships with its customers, that a substantial majority of the Company's sales to automotive customers are made on a sole source basis. Management believes that automotive customers seek suppliers, such as the Company, who are able to offer broad product lines, higher value-added innovative products, low costs, reliable service and, increasingly, global distribution capability. As these customers continue to reduce the number of suppliers, the Company's ability to meet their requirements becomes an increasingly important competitive advantage.



     The Company operates 18 manufacturing facilities in the United States, Germany, Sweden and Canada. At these facilities, the Company uses powder metallurgy to transform metal alloys in powdered form into high quality metal parts such as gears, bearings and sprockets. Pressed powder metal parts are increasingly being substituted for metal parts manufactured using more traditional technologies such as forging and casting, particularly in the automotive industry. The reasons for this trend are: (i) pressed powder metal parts can be produced at a lower per unit cost due to the elimination or significant reduction in secondary machining and raw material waste as well as lower material costs; (ii) pressed powder metal parts have performance attributes comparable to parts produced through other metalworking processes; and (iii) powder metallurgy can manufacture parts with complex shapes and dimensional tolerances that would be impractical or impossible to produce using other metalworking processes.


COMPETITIVE STRENGTHS

     The Company believes that it is a leading manufacturer of pressed powder metal parts in North America and Europe and attributes this position and its continued opportunities for growth and profitability to the following competitive strengths:


     - Broad Geographic Scope and Manufacturing Capabilities. The Company is the world's largest independent pressed powder metal parts manufacturer with a significant manufacturing presence in both North America and Europe. Due to the opportunity for improved product quality and consistency and cost savings, the trend among automotive OEMs has been to consolidate their number of suppliers and require their suppliers to manufacture parts or components in multiple geographic markets. The Company believes that its geographic scope, which includes ten manufacturing facilities in North America and eight in Europe, is unique in the highly fragmented pressed powder metal parts industry and that it is well-positioned to capitalize on these trends. As a result, the Company believes that it should be able to increase its sales and profits from the automotive industry even without long-term growth in this industry. Furthermore, the Company believes that its broad geographic scope should enable it to better withstand the effect of cyclical downturns in any individual automotive market. Additionally, the Company believes that the scope of its manufacturing facilities also allows it to reduce or eliminate delays in satisfying customer orders because of equipment problems and provides it with an opportunity to increase capacity in the future without incurring significant additional capital expenditures.

     - Technological and Engineering Expertise. The Company is an industry leader in the development of engineering systems, processes and technologies which allow the manufacturing of more complex and larger pressed powder metal parts that have higher densities, wear resistance and strength than parts produced by more traditional powder metallurgical processes. The Company's technological and engineering capabilities have allowed it to develop new, higher value added products for its customers, improve production processes to reduce per unit costs and achieve the quality and reliability required by its major automotive customers. Such capabilities enhance the Company's ability to win sole source contracts, reduce operating costs and improve margins. For example, the Company was the first pressed powder metal parts manufacturer to introduce a new processing technology, known as HPP processing, which expands the range of densities for pressed powder metal parts that the Company can produce, while reducing the per product unit cost than has been historically possible with other available processes. To maintain and enhance its reputation as a technological leader, the Company has made substantial investments in research and development.

     - Broad, Stable Customer Base. The Company is a leading supplier of pressed powder metal parts in North America and Europe to most major automotive OEMs and a significant supplier of such parts to non-automotive industrial manufacturers such as Frigidaire, John Deere and Electrolux. The Company believes that its commitment to quality, innovation, service and just-in-time delivery has enabled it to build and maintain strong and stable customer relationships. In particular, the Company believes that its strong relationships with its automotive OEM customers allow it to identify business opportunities and customer needs at the early stages of vehicle part design. Once an automotive OEM designates the Company to supply pressed powder metal parts for a specific program, the OEM usually will continue to purchase those parts from the Company for the life of the program. The Company believes that its broad customer base should also enable it to withstand the effects of any downturn in business with any particular customer.

     - Financial Resources. The pressed powder metal industry is capital-intensive, requiring significant financial resources in order to make the investments in facilities, equipment and technology necessary to satisfy increasingly stringent customer demands for quality, global manufacturing capability, reliability and cost control. With the completion of the New Credit Facility and the Offering, together with cash flow from operations, the Company believes that it will be able to maintain and enhance its leadership position in the pressed powder metal parts industry compared to smaller competitors with more limited resources and capabilities.


     - Proven Management Team With Successful Track Record. The Company's senior management team has consistently increased sales and operating profitability since 1991 by recognizing and acting on growth and consolidation opportunities in the pressed powder metal parts industry, introducing higher value added products, improving manufacturing processes, reducing overhead and administrative costs and effecting and integrating strategic acquisitions. The Company's senior management team (Messrs. Carreras, LeVault and Kestner) collectively own 777,406 shares of Class A Common Stock on a fully diluted basis (7.7% of total shares outstanding giving effect to the Offering).


GROWTH STRATEGY

     The Company's business objective is to enhance its leadership position in the pressed powder metal parts industry. To achieve this objective, the Company will continue to pursue a growth strategy based on the following elements:

     - Expanding and Penetrating its Customer Base. The Company believes that there are significant growth opportunities in the pressed powder metal parts industry driven principally by (i) the increasing use of pressed powder metal parts by automotive and other industrial manufacturers and
       (ii) the automotive industry's trend towards supplier consolidation and globalization. The Company also believes that since no supplier controls a significant share of the pressed powder metal parts market in either North America or Europe, the Company has a significant opportunity to increase its market share because of its geographic scope, technical expertise, broad range of products and financial resources. To capitalize on the Acquisitions, the Company intends to leverage its relationships with Ford, Chrysler and General Motors to increase Krebsoge's sales to American manufacturers in Europe. Similarly, the Company intends to leverage Krebsoge's relationships with Volkswagen, BMW, Daimler Benz and other European manufacturers to improve the Company's business in North America with these European manufacturers. The Company also believes that its broad geographic scope should enable it to increase its customer base as it integrates its newly acquired foreign operations and increases its marketing presence in new geographic regions.



     - Expanding Product Lines. Since 1995, the Company has expanded its traditional product line of over 4,000 pressed powder metal parts by introducing more than 100 new pressed powder metal parts into the market. As a result of the Company's continued emphasis on innovative research and development, a number of its recent product introductions have targeted markets in high growth areas such as completed integrated subassemblies. Through the Acquisitions, the Company has expanded its product lines to include powder metallurgical applications such as filters made of highly porous sintered metals, powder forged parts, high-speed steel and highly engineered plastics and composites. Furthermore, the Company is introducing new product lines, which are based upon powder metal injection molding, friction materials and high performance aluminum alloys. The Company believes that there are significant growth opportunities associated with these additional product lines.



     - Improving Operating Efficiencies. Based on its experience with integrating prior acquisitions, the Company believes that significant opportunities exist to increase the operating efficiency of both PMH and Krebsoge. The Company also believes that the Acquisitions will allow it to increase the operating efficiency of the Company as a result of the significant increase in the scale of the Company's operations, both geographically and in terms of equipment, product lines, customer base and financial resources. As part of integrating the Acquisitions, the Company intends to implement changes in its operations, including restructuring its management information systems, modifying Krebsoge's and PMH's production processes to more closely resemble Sinter's, centralizing its marketing and purchasing departments and coordinating its research and development activities. The Company intends to facilitate communication and share best practices among its world-wide operations so that research and development ideas and accumulated knowledge is shared among such operations. The Company also intends to continue to foster an environment of continuous improvement by benchmarking the attributes of its products and processes to those of its competitors and customers in terms of quality, cost, efficiency and delivery. The Company uses the results of such benchmarking to make adjustments necessary to continue to be a leader in the manufacture, marketing and distribution of pressed powder metal parts.



     - Pursuing Strategic Acquisitions. The pressed powder metal parts industry is highly fragmented in North America and Western Europe with over 250 participants, most of which have annual sales of less than $50 million. The pressed powder metal parts industry has undergone and is continuing to undergo consolidation as evidenced by the Acquisitions and Sinter's most recent acquisition of the Powder Metal Forge Unit of Delco Remy America, Inc. The Company intends to take advantage of such opportunities by selectively pursuing additional acquisitions in its existing as well as new markets.



     - Achieving Cost Reductions. The Company has historically been able to achieve cost reductions through the integration of its acquisitions. Integrating the Acquisitions will enable the Company to eliminate duplicative functions currently being performed by each of Sinter, PMH and Krebsoge in the areas of administration, finance, sales, marketing, purchasing, technical and field services and management information systems. Management believes that cost savings of at least $4.5 million can be achieved annually through eliminating duplicative facilities as well as research and development and engineering personnel. The Company is in the process of identifying additional cost savings, such as purchasing, marketing and processing synergies that would increase potential savings. There can be no assurance that any such cost savings will, in fact, be realized.

PRODUCTS

     The Company manufactures and markets over 4,000 different pressed powder metal parts and has introduced over 100 new parts since 1995. The Company focuses on the manufacture of large, complex pressed powder metal parts that have higher-densities, wear resistance and strength than parts produced by traditional powder metallurgical processes.

     Pressed Powder Metal Parts. The Company produces a wide variety of pressed powder metal parts for use primarily in engines, transmissions and other drive mechanisms. These parts include gears, sprockets, bearings, clutch mechanisms, oil pump gears and rotors, pulleys, sensor rings and other structural parts suitable for high-stress applications. The Company focuses on manufacturing pressed powder metal parts suitable for such high-stress applications because such parts generally provide higher margins and involve less competition than traditional high volume, undifferentiated pressed powder metal parts, which typically require less engineering and less sophisticated production techniques.

     Pressed powder metal parts can typically be manufactured at a lower per unit cost as compared to similar parts produced using wrought steel or iron technologies due to (i) a reduction in the amount of additional capital, labor, energy and overhead costs required and (ii) the reduction or elimination of raw material scrap or waste that is inherent in secondary manufacturing processes. In addition to cost savings, powder metallurgy permits the manufacture of parts to close dimensional tolerances and of complex or unique shapes which would be impractical or impossible to produce using other metalworking processes.

     Additional Products. The Company has expanded its traditional product line to include powder metallurgical applications such as filters made of highly porous sintered metals, powder forged parts, high-speed steel and highly engineered plastics and composites. The Company is also introducing new product lines to the market which are based upon powder metal injection molding, friction materials and high performance aluminum alloys.

     - Sintered Filters. Highly porous filters, primarily for use in the chemical and processing industries, are manufactured using pressed metal technology and either bronze, stainless steel fibers or powders, nickel based alloys or titanium.

     - Powder Forging. Powder forging adds a forging step to a pre-formed pressed powder metal part resulting in a product that is comparable to a conventionally forged steel part.

     - Plastics and Composites. Precision parts made of high thermo-set material which are corrosion resistant, light weight and provide wide design flexibility.

     - Powder Metal Injection Molding. Metal injection molding involves a mixture of metal powder and plastic binder which is injection molded and sintered, and enables the Company to manufacture small pressed powder metal parts in intricate shapes with tight tolerances.

     - Aluminum Alloys. Aluminum parts are manufactured using substantially the same procedure as conventional pressed powder metal parts, except the sintering process is performed at a lower temperature.

     The Company believes that there are significant growth opportunities associated with these additional product lines.

     Product Cycles. In the automotive market, the Company principally competes for new business at the beginning of the development of new products, which generally begins two to five years prior to full scale production, and the redesign of existing products which also involves long lead times. During this pre-production period, the Company usually works with its customers to develop the parts and tooling required to meet the customers' specifications. Once the parts are developed, they are subjected to rigorous customer testing to confirm that such parts meet its specifications and quality standards. Because of the time and costs involved in developing and testing new parts, once an automotive OEM designates the Company to supply pressed powder metal parts for a new vehicle program, the OEM will usually continue to purchase those parts from the Company for the life of the program, although not necessarily for a redesign. As a result, the life cycle for a typical pressed powder metal part for use by an automotive OEM is about five to ten years, although the exact time period may vary based on the particular part or the success of the specific OEM platform. The Company believes that it has developed strong relationships with its automotive OEMs which allow it to identify business opportunities and customer needs at early stages of vehicle design and has helped the Company develop a significant backlog of business.



     The pre-production phase for the Company's non-automotive parts is typically shorter than for automotive parts, while the production phase for non-automotive parts generally runs significantly longer, in some cases as long as twenty to twenty-five years. However, because there are fewer start-up costs and shorter lead times involved, non-automotive parts are generally more price-sensitive and do not create as much customer loyalty as do automotive parts.


MANUFACTURING

     The Company uses powder metallurgy to transform powdered metal alloys into high quality pressed powder metal parts using the following three steps:

     - MIXING/COMPOUNDING: Elemental or alloyed metal powders, lubricants and certain other additives are blended together according to formulas, many of which are proprietary, designed to produce specific performance characteristics. The Company often collaborates with pressed powder metal suppliers, equipment manufacturers and customers in developing new mixtures that will produce pressed powder metal parts with greater strength, hardness and durability.

     - MOLDING/COMPACTING: A specific amount of the powder formulation is automatically fed into a cavity within a precision die in a molding press. The material is then compacted under pressures up to 60 tons per square inch. This produces a "green part" of the size and shape of the finished component when ejected from the die but requires sintering to bond the materials together.

     - SINTERING: After compacting, the green part is sent through a controlled atmosphere furnace where it is heated to a specific temperature which metallurgically bonds the metal powders while retaining the shape of the compacted part. The sintering process hardens and strengthens the pressed powder metal part.

     In certain circumstances, the pressed powder metal part undergoes additional processing operations to attain customer specifications for tighter dimensional tolerances, greater density, increased hardness or corrosion resistance. These operations include heat treatment, coining, turning, drilling, grinding or applying a corrosion resistant coating. These additional processing operations are typically performed by the Company or, in certain instances, are subcontracted to outside processors.

     The Company's manufacturing capabilities are enhanced by its expertise in the development, engineering and production of precision tools and dies for use in its own production operations, which enables the Company to produce higher-quality, low cost pressed powder metal parts while minimizing down time and accelerating turnaround time in production. For example, the Company is often able to design a die that minimizes the need for additional machining of a particular product, which in turn lowers the overall production costs associated with such products. The Company also maintains state-of-the-art technology to improve its tool and die capabilities and has computerized most of the design and engineering portions of its tool and die production process.

SALES AND MARKETING

     The Company's sales are handled through a combination of independent sales representatives and in-house account representatives and technical advisors. The independent sales representatives' primary responsibility is to develop new business by understanding each customer's product development plans to involve the Company in the development stage of new products and to suggest replacements for competitors' products. In addition, the independent sales representatives serve each account after the sale has been made to ensure continued customer satisfaction. The Company's in-house account representatives, together with the Company's technical advisors, provide technical expertise and advice needed in the development stage of new products and serve as troubleshooters for customers with respect to existing products. As of December 31, 1996, the Company had 35 independent sales representatives and 30 in-house account representatives.


     The Company intends to restructure its sales and marketing department in order to centralize its world-wide sales and marketing efforts. As part of this restructuring, the Company established the position of director of marketing to take responsibility for, among other things, coordinating and enhancing the sales and marketing efforts of the Company's in-house and independent sales representatives. The Company has decided to use its in-house sales representatives principally for its automotive customers in North America, and its independent sales representatives for its non-automotive customers in North America. These changes are intended to better align the Company's sales force with the needs of its customers. In Europe, the Company intends to continue using a combination of in-house and independent sales representatives to market its products.


     The Company currently markets and sells its products domestically, principally in the Northeast, Midwest and Southeast, and internationally, principally in Germany and Sweden. International sales accounted for approximately 46% of the Company's net sales in 1996 on a pro forma basis.


CUSTOMERS


     Sales to the automotive industry have historically constituted a substantial portion of the net sales of the Company. The majority of the Company's remaining sales are distributed among the lawn and garden, home appliance and power tool industries. In 1996, on a pro forma basis, sales to the automotive industry accounted for approximately 74% of the net sales of the Company with Ford, General Motors, Chrysler and Volkswagen accounting for approximately 17.3%, 10.9%, 8.3% and 5.0% of the Company's net sales, respectively. No other customer accounted for over 5% of the Company's net sales in 1996 on a pro forma basis. The Company's top five customers accounted for approximately 46% of its net sales in 1996 giving effect to the Acquisitions. No single part sold to a customer accounted for more than 5% of Sinter's or, giving effect to the Acquisitions, the Company's net sales in 1996. Over the past ten years, the Company has not lost any customer accounting for over 5% of net sales on a pro forma basis.


     The Company works closely with its major customers during the development and redesign stages of their products. The Company believes that its commitment to quality, service and just-in-time delivery has enabled it to build and maintain strong and stable customer relationships. In addition, the Company has received preferred supplier awards from many of its customers, including General Motors, Ford and Chrysler.

SUPPLIERS AND RAW MATERIALS

     The basic raw materials required for the Company's pressed powder metal operations are ferrous and nonferrous powder metals. The Company obtains these powder metals from a number of powder metal producers, including Hoeganaes U.S., Hoganas Sweden, Mannesmann AG and Quebec Metal Powder. Giving effect to the Acquisitions, Hoeganaes U.S. and Quebec Metal Powder supplied the Company with approximately 45% and 30%, respectively, of its powder metal requirements in the United States in 1995, while Hoganas Sweden and Mannesmann AG supplied the Company with approximately 50% and 36%, respectively, of its powder metal requirements in Europe in 1995. The Company believes that it is one of the largest customers of Hoeganaes U.S., Hoganas Sweden and Mannesmann.


     The Company typically enters into purchase contracts with its principal suppliers which generally have two-year terms. In North America, these contracts provide for adjustments in the prices paid by the Company depending upon the price of scrap metal. In Europe, the price paid by the Company for powder metal is fixed at the time the contract is executed. In September 1996, Sinter entered into a two-year supply minimum purchase contract with Hoeganaes U.S. which also provides for a firm commitment on the part of Hoeganaes U.S. to supply powder metal. None of the Company's contracts with other suppliers provide for minimum purchase requirements or firm commitments to supply powder metal. The Company has generally been able to obtain adequate supplies of powder metal for its operations.


     In an effort to ensure a continued source of supply of powder metal at competitive prices, the Company concentrates on developing relationships with its suppliers and becoming an important customer to such suppliers. In many instances, the Company works in close consultation with its suppliers in the development of new combinations of powder metal. The Company believes that its relationships with its suppliers are good.

TECHNOLOGY AND QUALITY CONTROL


     The Company believes that it is an industry leader in the development of engineering systems, processes and technologies to allow the manufacturing of more complex and larger pressed powder metal parts that have higher densities, wear resistance and strength than parts produced by more traditional powder metallurgical processes. In many instances, the Company works with its suppliers and customers, as well as with others, to develop new processes and technologies. The Company was the first pressed powder metal parts manufacturer to introduce a new pressed powder metal processing technology, known as HPP processing, which expands the range of densities for pressed powder metal parts that the Company can produce, at a lower cost per product unit than has been possible to date with other available processes. In addition, Sinter has considerable production experience in pressed aluminum and stainless steel technologies, which allow reductions in weight of parts when substituted for steel products. Krebsoge has successfully developed a proprietary powder forging process, which has been an important contributor to its growth, and powder metal injection molding.



     General Motors and Chrysler have each indicated that beginning in 1997 they will not award new or additional business to companies that are not QS 9000 certified or actively working toward QS 9000 certification. As a result of Sinter's efforts with respect to quality control, in December 1995, Sinter received QS 9000 and ISO 9002 standard certifications at the Company's Emporium, Pennsylvania facilities. The Company's facility in Sweden has also achieved ISO 9002 certification. Krebsoge's five main facilities have achieved ISO 9001 certification, while PMH's Salem, Indiana, Van Wert, Ohio and St. Thomas, Ontario facilities have achieved ISO 9002 and QS 9000 certification. The Company focuses substantial effort on quality control. Its Quality Control Department has helped the Company virtually eliminate product failures in parts delivered to customers. In order to produce parts that need minimal machining, the Company relies on quality control systems that provide a high degree of measurement consistency and precision. The Company uses a variety of equipment, such as an electronic measuring system and computer controlled testing machines to ensure tight tolerances. In addition, the Company uses statistical process controls as an integral part of its quality control systems. The computerized statistical processes provide for real time feedback through each of the manufacturing processes.


COMPETITION

     The Company operates in a highly competitive, fragmented industry, with no participant other than the Company having greater than a 5% market share in North America or Western Europe. Competition is based largely on product quality and performance attributes, customer service, price, new product innovation and timely delivery. The Company competes with a number of local and regional competitors both in North America and in Europe, most of which have annual sales of less than $50 million. However, as the pressed powder metal parts industry continues to consolidate, the Company will increasingly compete against larger companies like itself, which have the financial resources, national and international manufacturing presence and high quality products that are required by major customers, such as automobile OEMs. In addition, the Company competes with companies using wrought steel or casting technologies since the Company's technological advancements are increasing the instances in which the Company's parts may be substituted for wrought steel and iron parts. Also, a number of large industrial manufacturers, particularly in Japan, produce pressed powder metal parts for their internal use. Some or all of these manufacturers may have greater financial resources than the Company. Although such manufacturers do not currently market their pressed powder metal parts in North America or Europe, no assurance can be given that such manufacturers will not do so in the future.

ENVIRONMENTAL MATTERS


     The Company's operations are subject to frequently changing environmental laws and related regulations applicable in the jurisdiction of their respective locations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company. Notwithstanding these requirements, the Company believes that it is in material compliance with all laws and regulations governing its present operations. Based upon the Company's experience to date, the cost of compliance with environmental laws (including costs associated with its St. Thomas, Ontario and Van Wert, Ohio facilities) has not had and is not expected to have a material adverse effect on the Company's financial condition, liquidity or results of operations. However, future events, such as changes in existing laws and regulations, may give rise to additional compliance costs that could have a material adverse effect on the Company's financial condition, liquidity or results of operations.


     In the United States, the Company is subject to, among other requirements, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, and similar federal, state or local laws regulating air emissions, water discharges, and solid and hazardous waste generation, treatment, storage and disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws can impose joint and several liability for releases of hazardous substances into the environment, without regard to fault or the lawfulness of the original activity. Categories of potentially responsible parties under CERCLA include current or former owners and operators of a contaminated site and companies that generated waste at or sent waste to a site. The Company believes that it is in material compliance with the U.S. laws and regulations described above.

     With respect to its facilities located in Germany, the Company is subject to, among other requirements, the following acts and regulations: the federal Pollution Control Act (including Technical Instructions Air, Noise, and Waste regulations), the Water Resources Management Act and the Waste Act. Pursuant to such acts and regulations, the authorities are entitled to inspect production sites every one to three years. Furthermore, the Company's German facilities must comply with the Plant Security Act, Employment Security Act, Regulations for the Prevention of Accidents and the Toxic Substances Control Act, which includes the technical regulations on hazardous substances and the Dangerous Chemicals Ordinance. The Company believes that it is in material compliance with the German laws and regulations described above.


     Prior to the consummation of the Acquisitions, the Company conducted a Phase I environmental review of each of PMH's facilities. Based upon the results of these Phase I reviews, the Company anticipates that it will incur expenditures at the St. Thomas, Ontario facility to address historical environmental issues associated with groundwater and soil contamination. The source of contamination has not been positively identified and may be related to either past facility operations or off-site origins. As the successor to PMH, the Company could be required to expend funds under Ontario's Environmental Protection Act to address the soil and groundwater contamination at this facility. The Company also anticipates that it may be required to make capital expenditures to improve the St. Thomas facility's environmental performance to ensure compliance with sewer use by-law criteria, air emission criteria and PCB disposal.


     The Company has also been informed of the existence of historical soil and groundwater contamination at PMH's Van Wert, Ohio facility. Under the terms of an October 31, 1988 indemnity agreement, Chrysler Corporation has assumed responsibility for all contamination at the site in existence prior to October 31, 1988, for which it receives notice by October 31, 1998. Pursuant to this indemnity agreement, Chrysler has performed a risk assessment concerning the known soil and groundwater contamination at the facility, and has concluded that no threat to human health or the environment exists. To date, the Ohio Environmental Protection Agency has not formally concurred with Chrysler's conclusions. In the event remediation of this historical contamination is required under Ohio law or under CERCLA, Chrysler would be liable for the cost of such remediation under the indemnity agreement. If Chrysler defaults in its indemnification obligations, the Company could incur liability under CERCLA for the remediation of the contamination based upon the Company's status as the owner of the property.

     The Company is indemnified by MAAG for certain environmental liabilities with respect to PMH and Krebsoge under the respective purchase agreements. However, the Company's indemnification rights under the PMH purchase agreement are subject to certain limitations, and therefore no assurances can be made that such indemnification will be sufficient to address the Company's potential liability with respect to the St. Thomas or Van Wert facilities. Furthermore, there can be no assurance that additional environmental issues will not be discovered which were not brought to light by the Phase I site assessments referred to above or which come to light as the operations of PMH and Krebsoge become integrated with Sinter's operations. As a result, over time the Company may incur additional expenditures at these and its other facilities to improve their environmental performance and to address historical contamination.

EMPLOYEES


     As of December 31, 1996, the Company had approximately 3,250 employees, 1,800 of which were located in North America and 1,450 of which were located in Europe. All of the Company's operations are non-union except for operations located in Sweden; Germany; Van Wert, Ohio; and St. Thomas, Ontario. The Company's employees located in Germany are represented by the National Metal Workers Union under a series of regional contracts that run one to two years. The Company's employees at Sinterteknik are members of a Swedish labor union whose contract expires in February 1998. The collective bargaining agreements covering the Company's other employees expire as follows: Van Wert March 1, 1997; and St. Thomas May 17, 1998. There has been no recent history of labor strikes or unrest at any of its facilities and the Company believes that its employee relations are good.


LEGAL PROCEEDINGS


     The Company presently is involved in various lawsuits which are incidental to the ordinary conduct of its business. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations.


PROPERTIES


     The Company operates 18 manufacturing facilities in the United States, Germany, Sweden and Canada, with a total floor space of approximately 1.7 million square feet. Of this footage approximately 1.6 million square feet are owned and approximately 180,000 square feet are leased. In addition, the Company owns a tooling facility located in Indianapolis, Indiana.



     The Company's corporate headquarters are located in Cleveland, Ohio and occupy approximately 6,000 square feet of leased office space under a lease expiring in April 2006. The Company has begun consolidating operations at PMH's former Livonia, Michigan headquarters. The Company anticipates that this consolidation will be completed in the first quarter of 1997.


     The Company believes that substantially all of its property and equipment is in good condition and that it has sufficient capacity to meet its current and projected operational needs in the foreseeable future. All of the

Company's owned facilities currently are pledged as collateral under the New Credit Facility. The following table describes the Company's manufacturing facilities as of December 31, 1996:


                                                       OWNED OR       EXPIRATION
LOCATION                                                LEASED         OF LEASE         SQUARE FEET
--------                                               --------     ---------------     -----------
SINTER
  Emporium, Pennsylvania (3 facilities)..............    Owned                   --       289,000
  Conover, North Carolina............................   Leased              8/11/97        63,000
  Richton Park, Illinois(1)..........................    Owned                   --        64,000
  Riverdale, Illinois(1).............................   Leased              7/19/99        28,000
  Zeeland, Michigan..................................    Owned                   --        67,000
  Kolsva, Sweden.....................................    Owned                   --        64,000

PMH
  Salem, Indiana.....................................    Owned                   --       152,000
  Van Wert, Ohio.....................................    Owned                   --       206,000
  St. Thomas, Ontario................................    Owned                   --       185,000

KREBSOGE
  Radevormwald, Germany (3 facilities)...............    Owned                   --       398,000
  Bad Bruckenau, Germany.............................    Owned                   --       127,000
  Lubeck, Germany....................................    Owned                   --        25,000
  Bad Langensalza, Germany...........................    Owned                   --        37,000
  Bonn, Germany......................................   Leased       One year term;        89,000
                                                                    renews annually
  Terryville, Connecticut............................    Owned                   --        25,000

---------------

(1) In January 1997, the Company commenced manufacturing operations at its Richton Park, Illinois facility and terminated manufacturing operations at its Riverdale, Illinois facility. The Riverdale facility is currently used for distribution.


                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The name, age, current principal position or employment of each director and executive officer of the Company are as follows:


             NAME                  AGE                               POSITION
-------------------------------    ---     ------------------------------------------------------------
Joseph W. Carreras.............    43      Chairman of the Board and Chief Executive Officer
Donald L. LeVault..............    61      President, Chief Operating Officer, Director and Secretary
Michael T. Kestner.............    42      Vice President, Chief Financial Officer and Secretary
E. Joseph Hochreiter(1)(2).....    50      Director
Mary Lynn Putney(1)(2).........    48      Director
William H. Roj (1)(2)..........    47      Director
Charles E. Volpe...............    59      Director
David Y. Howe..................    32      Director


---------------


(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.


     Executive officers are elected by and serve at the discretion of the Board of Directors until their successors are duly elected and qualified. There are no family relationships between or among any Directors or executive officers of the Company.



     JOSEPH W. CARRERAS has been Chairman of the Board of the Company since June 1993, Chief Executive Officer since January 1994 and a Director since the Company's formation in December 1991. Prior to December 1993, Mr. Carreras was a Vice President with CVC, one of the principal stockholders of the Company. Mr. Carreras joined CVC in 1984 and held various executive positions in addition to Vice President.



     DONALD L. LEVAULT has been the President and a Director of the Company since its formation in December 1991. From 1981 to 1989, Mr. LeVault served as Vice President and General Manager of Ajay Enterprises Corporation, a division of Fuqua Corporation. Mr. LeVault also serves as a director of Omega Pultrusions, Inc., a manufacturer of specialized fiberglass products.



     MICHAEL T. KESTNER has been the Vice President and Chief Financial Officer of the Company since January 1995. Prior to joining the Company and since 1992, Mr. Kestner was a Vice President of Banc One Capital Partners. From 1988 to 1992, Mr. Kestner served as a financial executive of Wolfensohn Ventures, L.P. Mr. Kestner is a certified public accountant.



     E. JOSEPH HOCHREITER has been a Director of the Company since its formation in December 1991. Mr. Hochreiter is currently the Chairman, President and Chief Executive Officer of Lanxide Precision, Inc., which designs, engineers and manufactures microprecision metal matrix composite components and assemblies, and Chairman of National Recovery Systems, an on-site metal oxide recovery company. Prior to August 1994, Mr. Hochreiter was the President, Chief Operating Officer and director of Fisher & Porter Company, a manufacturer of process control systems and equipment. From 1987 to 1991, Mr. Hochreiter was the President of HMA Investments, a private investment firm of which he was the principal founder.



     DAVID Y. HOWE has been a Director of the Company since November 1994. Mr. Howe is currently a Vice President of CVC, where he has been employed since 1993. From 1990 to 1993, Mr. Howe was employed by Butler Capital Corporation, a private investment company. Mr. Howe serves on the Board of Directors of Pen-Tab Holdings, Inc., Aetna Industries, Inc., Cable Systems International, Inc., Brake-Pro Inc., Copes-Vulcan, Inc., Milk Specialties Company and American Italian Pasta Company.



     MARY LYNN PUTNEY has been a Director of the Company since December 1994. Ms. Putney is currently a Managing Director of Citibank, N.A., in its global investment group. Ms. Putney has been employed by Citibank, which is the parent corporation of CVC, for 27 years.

     WILLIAM H. ROJ has been a Director of the Company since February 1994. Mr. Roj was a partner in the law firm of Jones, Day, Reavis & Pogue from 1983 until December 31, 1995. Mr. Roj is currently the President of ERICO International Corporation, a construction machinery manufacturing company. Mr. Roj is also a director of DNX Corporation, which conducts research, develops therapeutic products and provides biological testing services on transgenic animals.



     CHARLES E. VOLPE has been a Director of the Company since November 1994. Until 1996, Mr. Volpe was an Executive Vice President, Chief Operating Officer and director of KEMET Electronics Corporation and its parent, KEMET Corporation, which manufactures tantalum and ceramic capacitors. Mr. Volpe has served as a director of KEMET Electronics Corporation since April 1987 and serves as a director of Encad, Inc.


OTHER SIGNIFICANT EMPLOYEES OF THE COMPANY


     Other significant employees of the Company are as follows:



             NAME                 AGE                          POSITION
------------------------------    ---     ---------------------------------------------------
Lars-Erik Dahlgren............    55      Managing Director -- Sinterteknik
Dr. Ing. Lothar
  Albano-Muller...............    57      President and Chief Executive Officer -- Krebsoge
Dr. Manfred Weber.............    46      Director of Central Sales and Marketing -- Krebsoge
Dr. Volker Arnhold............    47      Director of Research and Development -- Krebsoge
Ronald G. Campbell............    35      Treasurer and Assistant Secretary -- Sinter
Alex Garcia...................    49      Vice President -- Operations -- Sinter
Ian B. Hessel.................    31      Vice President -- Controller -- Sinter



     LARS-ERIK DAHLGREN has been the Managing Director of Sinterteknik since 1981. Prior to joining Sinterteknik, Mr. Dahlgren headed the finance division of Swedbank, Stockholm. From 1975 to 1981, Mr. Dahlgren was Managing Director for Scandinavian Operations of Tenneco-Automotive. From 1981 to 1984, Mr. Dahlgren was Managing Director, European Operations for the Walker division of Tenneco.



     DR. ING. LOTHAR ALBANO-MULLER has been the President and Chief Executive Officer of Krebsoge since 1979. Dr. Albano-Muller also has served as Manager of Research and Development and Marketing and Director of R&D of Krebsoge. Dr. Albano-Muller is currently the President of the Board, German Association of Powder Metallurgy and President, European Powder Metal Association.



     DR. MANFRED WEBER has been the Director of Central Sales and Marketing of Krebsoge since 1990. Dr. Weber also serves as Vice President Technology of MWU and deputy Vice President of two major facilities. Dr. Weber has been with Krebsoge since 1984.



     DR. VOLKER ARNHOLD has been the Director of Research and Development of Krebsoge since 1987. Dr. Arnhold also serves as Quality Management Representative and Vice President Technology of Metallwerk Langensalza GmbH and Pressmetall Krebsoge GmbH. Dr. Arnhold has been with Krebsoge since 1981.



     RONALD G. CAMPBELL has been the Treasurer of the Company since December 1996 and Assistant Secretary of the Company since February 1996. Mr. Campbell had previously been Assistant Treasurer since May 1995. Prior to joining the Company and since 1991, Mr. Campbell was Director-Corporate Finance for PT Unggul Indah Corporation, a chemical manufacturer in Jakarta, Indonesia. From 1984 to 1991, Mr. Campbell was with Citicorp/Citibank in the United States and Singapore, where he specialized in leveraged and structured transactions and held various executive positions in addition to Vice President.



     ALEX GARCIA has been the Vice President-Operations of the Company since August 1996. Prior to joining the Company and since 1987, Mr. Garcia was with the Forming Technologies operations of Masotech Forming Technologies. Since 1994, he was Director of Operations of Masotech.


     IAN B. HESSEL has been the Vice President-Controller of the Company since October 1996. Prior to joining the Company and since 1989, Mr. Hessel was with Arthur Andersen LLP. Mr. Hessel is a certified public accountant.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


     The table below provides information relating to compensation for the Company's last three fiscal years for the Chief Executive Officer and the other named executive officers of the Company who received compensation in excess of $100,000 in those years (collectively, the "Named Executive Officers"). The amounts shown include compensation for services in all capacities that were provided to the Company and its subsidiaries.



                                                                 LONG-TERM COMPENSATION AWARDS
                                                             --------------------------------------
                                 ANNUAL COMPENSATION (1)     RESTRICTED   SECURITIES
                                --------------------------     STOCK      UNDERLYING    ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR    SALARY    BONUS(2)   AWARDS(3)     OPTIONS     COMPENSATION
------------------------------  ----   --------   --------   ----------   ----------   ------------
Joseph W. Carreras(5).........  1996   $258,461   $300,000                  65,000       $ 10,600(4)
Chairman of the Board           1995    249,995    125,000           --         --             --
  and Chief Executive Officer   1994    200,000         --           --     65,000             --
Donald L. LeVault.............  1996    179,440     95,000                  20,000       $  9,518(4)
President                       1995    173,857     85,000           --         --         10,894(6)(7)
                                1994    168,000     80,000   $1,032,245     25,000          7,500(7)
Michael T. Kestner............  1996    129,232     85,000                  25,000          8,300(4)
Vice President,                 1995    120,200     50,000           --     25,000         36,079(6)
  Chief Financial Officer       1994         --         --           --         --             --
  and Secretary


---------------

(1) Unless otherwise indicated, no executive officer named in the Summary Compensation Table received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus.


(2) Represents cash bonuses received by the applicable executive officers in February 1997, March 1996 and February 1995, as a result of the operating performance of the Company in 1996, 1995 and 1994, respectively.



(3) Represents the estimated fair market value at the time of grant of shares of Class B Common Stock (which were converted into shares of Class A Common Stock) awarded to Mr. LeVault under the Company's Management Incentive Stock Plan (the "Stock Plan"). The Stock Plan was terminated at the time of the Company's initial public offering. Fair market value was determined by the Company to be equal to book value at the time of grant with respect to the awards in January 1994 and April 1993 and the initial public offering price with respect to the award in November 1994. An aggregate of 31,187 restricted shares issued to Mr. LeVault under the Stock Plan are fully vested. At the end of the Company's last completed fiscal year, Mr. LeVault held an aggregate of 93,474 shares of restricted stock, which had an estimated fair market value of approximately $2,780,852 at such time. Mr. LeVault's restricted shares are scheduled to vest on January 1, 1998.



(4) The combined distributions for deferred contribution and deferred compensation plans for Messrs. Carreras, Kestner and LeVault in 1996 were $10,600, $8,300 and $9,518, respectively.



(5) Pursuant to the terms of a consulting agreement, Mr. Carreras received annual compensation of $200,000 for serving as the Company's Chairman of the Board in fiscal 1994. The consulting agreement was terminated, effective January 1, 1995, and Mr. Carreras now serves as a full-time employee of the Company.



(6) The Company paid $3,394 and $36,079 for the moving expenses of Mr. LeVault and Mr. Kestner, respectively.



(7) The amount listed for 1994 was contributed by the Company to the Company's qualified profit sharing plan, as profit sharing and matching contributions relating to before-tax contributions made by Mr. LeVault. In 1995, the Company contributed $7,500 to the Company's qualified profit sharing retirement plan, as profit sharing and matching contributions relating to before-tax contributions made by Mr. LeVault.

1994 KEY EMPLOYEE STOCK INCENTIVE PLAN



     The Company's 1994 Key Employee Stock Incentive Plan (the "Plan") authorized grants to officers and other key employees of the Company and its subsidiaries of (i) stock options that are intended to qualify as "incentive stock options" within the meaning of the Internal Revenue Code and (ii) nonqualified stock options. The Plan authorizes the granting of stock options for up to an aggregate of 474,705 shares of Class A Common Stock, subject to adjustments upon the occurrence of certain events to prevent dilution. Incentive stock options are exercisable for up to ten years at an option price either more than, less than or equal to the fair market value of such shares, as determined by the Board of Directors. Nonqualified stock options may be granted for up to ten years at such exercise price and upon such terms and conditions as the Board of Directors or the Compensation Committee may determine at the time of grant. Options are exercisable for up to ten years from the date of grant. As of January 31, 1997, Sinter had granted stock options for an aggregate of 338,967 shares of Class A Common Stock to 21 employees, with Messrs. Carreras, Kestner and LeVault holding stock options for an aggregate of 130,000, 50,000 and 45,000 shares of Class A Common Stock, respectively. These stock options have an exercise price equal to the fair market value of the Class A Common Stock on the date such options were granted.


EMPLOYMENT AGREEMENTS


     Donald L. LeVault. Pursuant to an employment agreement with the Company, Mr. LeVault has agreed to serve as President of the Company through April 1997, subject to an annual, automatic one-year extension unless either party elects to discontinue such extensions. Mr. LeVault has indicated to the Company that he will continue to serve as President of the Company through April 1998. Mr. LeVault receives an annual base salary of at least $150,000, or a higher amount determined by the Board of Directors, which was $173,875 for 1995 and $179,440 for 1996, plus an annual bonus as determined by the Board of Directors of the Company based upon the operating performance of the Company. Under the terms of the agreement, Mr. LeVault may not engage in any competitive business while he is employed by the Company or for a period of one year thereafter.



     Dr. Albano-Muller. Pursuant to an employment agreement with the Company, Dr. Albano-Muller serves as a managing director of Krebsoge until December 31, 1997, subject to an automatic one-year extension unless either party terminates the employment agreement upon twelve months' notice. Dr. Albano-Muller receives an annual base salary of DM 315,000 plus an annual discretionary bonus. The bonus is based on the operating performance of Krebsoge and the personal efforts of Dr. Albano-Muller. Under the terms of the agreement Dr. Albano-Muller may not engage in any competitive business while he is employed by Krebsoge and for a period of two years thereafter. Dr. Albano-Muller also entered into employment agreements with two subsidiaries of Krebsoge, Sintermetallwerk Krebsoge GmbH and Metallwerk Unterfranken GmbH, where he also serves as a managing director. He does not receive additional compensation for his services under these agreements.



     Dr. Manfred Weber. Pursuant to an employment agreement with the Company, Dr. Weber serves as a president of the area "Central Sales and Marketing" of Krebsoge until December 31, 1997, subject to an automatic one-year extension unless either party terminates the employment agreement upon twelve months' notice. Dr. Weber received an annual base salary of DM 246,000 in 1996, which was increased to DM 280,000 effective as of January 1, 1997, and an annual discretionary bonus. The bonus is based on the operating performance of Krebsoge and the personal efforts of Dr. Weber. Under the terms of the agreement, Dr. Weber may not engage in any competitive business while he is employed by Krebsoge and for a period of two years thereafter. Dr. Weber also entered into employment agreements with two subsidiaries of Krebsoge, Sintermetallwerk Krebsoge GmbH and Metallwerk Unterfranken GmbH, where he also serves as a managing director. He does not receive additional compensation for his services under these agreements.



     Dr. Volker Arnhold. Pursuant to an employment agreement with the Company, Dr. Arnhold directs the Research and Development and the Quality Management Departments of Krebsoge until December 31, 1997, subject to an automatic one-year extension unless either party terminates the employment agreement upon twelve months' notice. Dr. Arnhold receives an annual base salary of DM 183,600 plus an annual discretionary bonus. The bonus is based on the performance of Krebsoge and the personal efforts of Dr. Arnhold. Under the terms of the agreement, Dr. Arnhold may not engage in any competitive business while he is employed by Krebsoge or for a period of two years thereafter. Dr. Arnhold also serves as a managing director of two subsidiaries of Krebsoge, Pressmetall Krebsoge GmbH and Metallwerk Langensalza GmbH. He does not receive additional compensation for his services for the subsidiaries.


STOCK OPTION HOLDINGS


     The following table sets forth information with respect to the Named Executive Officers concerning the unexercisable stock options held as of December 31, 1996. There were no stock options exercised during the last fiscal year of the Company. Sinter granted additional stock options to certain employees, including the Named Executive Officers, in September 1996. See "Executive Compensation -- 1994 Key Employee Stock Incentive Plan."


                    AGGREGATED FISCAL YEAR-END OPTION VALUES


                                             NUMBER OF
                                            SECURITIES             VALUE OF
                                            UNDERLYING           UNEXERCISED
                                            UNEXERCISED          IN-THE-MONEY
                                            OPTIONS AT            OPTIONS AT
                                          FISCAL YEAR-END      FISCAL YEAR-END
                                         -----------------     ----------------
                                           EXERCISABLE/          EXERCISABLE/
NAME                                       UNEXERCISABLE        UNEXERCISABLE
----                                     -----------------     ----------------
Joseph W. Carreras...................     43,333/86,667        $855,824/$996,676
Donald L. LeVault....................     16,667/28,333        $329,176/$339,574
Michael T. Kestner...................     16,667/33,333        $329,176/$383,324

                             PRINCIPAL STOCKHOLDERS

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND OTHER EXECUTIVES


     The following table sets forth information, as of December 31, 1996, regarding the beneficial ownership of Class A Common Stock and Class B Common Stock by (i) those persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares of Class A Common Stock and Class B Common Stock, (ii) each of the Company's directors and the Named Executive Officers and (iii) all directors and executive officers as a group.



                                                         CLASS A                      CLASS B
                                                   COMMON STOCK (1)(2)            COMMON STOCK (1)
                                                  ----------------------       ----------------------
         DIRECTORS, EXECUTIVE OFFICERS            NUMBER OF     PERCENT        NUMBER OF     PERCENT
              AND 5% STOCKHOLDERS                  SHARES       OF CLASS        SHARES       OF CLASS
------------------------------------------------  ---------     --------       ---------     --------
Stockholders' Agreement Group (3)(4)............  1,756,684       35.1%        2,543,381       100.0%
c/o Sinter Metals, Inc.
50 Public Square, Suite 3200
Cleveland, Ohio 44113

Citicorp Venture Capital Ltd. (4)...............    903,325       18.0         2,543,381       100.0
399 Park Avenue, 14th Floor
New York, New York 10043

Joseph W. Carreras..............................    528,585       10.6                --          --
50 Public Square, Suite 3200
Cleveland, Ohio 44113

Skyline Asset Management, L.P. (6)..............    380,400        7.6                --          --
311 South Wacker Drive, Suite 4500
Chicago, Illinois 60606

Wellington Management Company (7)...............    303,500        6.1                --          --
75 State Street
Boston, Massachusetts 02109

T. Rowe Price Associates, Inc. (8)..............    287,200        5.7                --          --
100 E. Pratt Street
Baltimore, Maryland 21202

Cumberland Associates (5).......................    250,000        5.0                --          --
1114 Avenue of the Americas
New York, New York 10036

Donald L. LeVault...............................    219,380        4.4                --          --

E. Joseph Hochreiter............................     30,323          *                --          --

David Y. Howe...................................         --          *                --          --

Mary Lynn Putney................................      3,250          *                --          --

William H. Roj..................................      1,000          *                --          --

Charles E. Volpe................................      5,000          *                --          --

Michael T. Kestner..............................     29,441          *                --          --

All Directors and executive officers as a group
  (8 persons)...................................    816,979       16.3                --          --

---------------

* Less than one percent.

(1) The Class A Common Stock is the only voting security of the Company and entitles the holder thereof to one vote per share. The Class B Common Stock is nonvoting and is convertible on a one-for-one basis into Class A Common Stock at the option of each holder thereof.


(2) Includes with respect to each of the following individuals and groups the following number of shares of Common Stock which may be acquired upon exercise of options within 60 days of December 31, 1996:


    Stockholders Agreement Group (61,333 shares); Joseph W. Carreras (43,333); Donald L. LeVault (16,667 shares); Michael T. Kestner (16,667 shares); and all directors and executive officers as a group (76,667 shares).



(3) The Company, CVC, Richard A. McLean and Messrs. Carreras and LeVault have entered into a stockholders' agreement relating to the shares of Common Stock owned by each of them (the "Stockholders' Agreement"). See "Principal Stockholders -- Stockholders' Agreement." As a result, the parties to the Stockholders' Agreement may be deemed to have acquired beneficial ownership of all the shares of Common Stock subject to the Stockholders' Agreement, an aggregate of 4,300,065 shares, as a "group" as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the parties to the Stockholders' Agreement disclaims any beneficial ownership with respect to shares of Common Stock held by the other parties to the Stockholders' Agreement. The number of shares of Common Stock shown for each of the parties to the Stockholders' Agreement named separately in the table does not include shares that may be deemed to be beneficially owned by such individuals solely as a result of the Stockholders' Agreement.


(4) Assuming the conversion of each share of Class B Common Stock held by CVC into one share of Class A Common Stock in accordance with Rule 13d-3(d) under the Exchange Act, CVC would beneficially own 3,446,706 shares of Class A Common Stock, which represents approximately 45.7% of the outstanding Class A Common Stock. CVC is subject to certain banking regulations that limit the amount of the Company's voting securities it can hold.


(5) Cumberland Associates ("Cumberland') reported sole voting power with respect to 207,500 shares of Class A Common Stock and shared voting power with respect to 42,500 shares of Class A Common Stock. In addition, Cumberland reported sole dispositive power with respect to 207,500 of such shares and shared dispositive power with respect to 42,500 of such shares. This information was obtained by the Company from Cumberland's Schedule 13D filed with the Commission in October 31, 1996. No additional information with respect to Cumberland's holdings of Class A Common Stock was available as of the date of this Prospectus.



(6) Skyline Asset Management, L.P. ("Skyline") reported, as of December 31, 1995, shared voting and dispositive power with respect to these shares of Class A Common Stock, which are held by Skyline as investment advisor to certain client accounts over which Skyline exercises discretion. This information was obtained by the Company from Skyline's Schedule 13G filed with the Commission in February 1996. No additional information with respect to Skyline's holdings of Class A Common Stock was available as of the date of this Prospectus.



(7) Wellington Management Company ("Wellington") reported, as of December 31, 1995, shared voting power with respect to 78,000 shares of Class A Common Stock and shared dispositive power with respect to 303,500 shares of Class A Common Stock. Wellington is an investment advisor, and the 303,500 shares of Class A Common Stock are held by numerous investment clients. This information was obtained by the Company from Wellington's Schedule 13F filed with the Commission in September 30, 1996. No additional information with respect to Wellington's holdings of Class A Common Stock was available as of the date of this Prospectus.



(8) These securities are owned by various individual and institutional investors including T. Rowe Price Small Cap Value Fund, Inc., which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. This information was obtained by the Company from Price Associate's Schedule 13F filed with the Commission in February 1996. No additional information with respect to Price Associates' holdings of Class A Common Stock was available as of the date of this Prospectus.

STOCKHOLDERS' AGREEMENT


     The Company, CVC, Richard A. McLean and Messrs. Carreras and LeVault entered into the Stockholders' Agreement on October 18, 1994. The Stockholders' Agreement provides that each of the parties thereto will not vote their respective shares of Class A Common Stock in favor of any proposal to change the number of members of the Board of Directors from its current size of seven persons. In addition, the Stockholders' Agreement provides that each of the parties will vote their respective shares of Class A Common Stock in favor of the election of Directors for (i) one individual designated by CVC, provided that CVC continues to own 10% or more of the Company's outstanding Common Stock,
(ii) an additional individual designated by CVC, provided that CVC continues to own at least 25% of the Company's outstanding Common Stock, (iii) Messrs. Carreras and LeVault, so long as each serves as an officer of the Company, and
(iv) three Directors (two of whom will not be affiliates or employees of the Company) nominated by the Directors then in office. Further, the Company granted the parties thereto certain "piggyback" registration rights to participate in future registrations of equity securities of the Company. The parties have agreed, however, not to otherwise effect any public or private sale of the Company's equity securities during or following any public offerings by the Company upon the written request of the Company for a period determined by the Company. The Stockholders' Agreement provides that the Company will pay all expenses incurred in connection with any such registrations other than any underwriting discounts and commissions with respect to the shares sold for such stockholder's account and for the costs for any counsel retained by such stockholder. Under the Stockholders' Agreement, holders of approximately 4.3 million shares of Common Stock have been granted "piggyback" registration rights. The holders of such "piggyback" registration rights have agreed to waive such rights with respect to the Offering.


                              CERTAIN TRANSACTIONS


     In July 1996, Sinter acquired SinterForm. Prior to and subsequent to this acquisition, SinterForm engaged Locke Bros. to act as a sales representative on its behalf. Ted A. Mueller, a partner in Locke Bros., is the brother-in-law of Michael T. Kestner, the Company's Vice President and Chief Financial Officer. Total commissions to be paid to Locke Bros. by SinterForm are anticipated to aggregate approximately $118,000 for 1996, of which $46,000 was paid subsequent to Sinter's acquisition of SinterForm.



     On December 16, 1996, the Company purchased the Powder Metal Forge Unit of Delco Remy America, Inc. for an aggregate purchase price of $7.7 million. At the closing, the Company paid $5.2 million in cash and issued a $2.5 million promissory note payable on the earlier of June 1998 and the date on which certain of the acquired assets are relocated to a newly-constructed facility in Emporium, Pennsylvania and such facility commences operations. CVC, which owns approximately 46% of the Company's Common Stock, owned 19.8% of the outstanding Class A Common Stock and 86.5% of the outstanding Class B Common Stock of Delco Remy America, Inc.



     On December 19, 1996, the Company and a syndicate of banks, including Citibank, N.A., London ("Citibank"), Citicorp, USA, Inc. ("Citicorp USA"), Salomon Brothers Holding Company Inc. ("SBHC"), and Salomon Brothers Inc ("SBI"), entered into the New Credit Facility. CVC, an affiliate of Citibank and Citicorp, owns approximately 46% of the outstanding shares of the Company's Common Stock. SBI, which is acting as an underwriter of the Offering, acted as arranger and syndication agent with respect to the New Credit Facility and received a fee of $5.5 million from the Company in consideration of such services. Citibank, Citicorp and SBHC are lenders under the New Credit Facility and, respectively, provided loans and/or commitments to the Company. As lenders under the Revolving Facility and German Revolving Facility, Citicorp and Citibank received, on a pro rata basis with all other lenders under such facilities, facility fees and letter of credit participation fees under the New Credit Facility. The net proceeds of the Offering will be applied to prepay $11.4 million of the Tranche A facility and $43.5 million of the Tranche B facility. As a result, Citicorp USA will receive approximately $1.8 million as a result of the prepayment of the Tranche A facility and SBHC will receive approximately $3.5 million as a result of the prepayment of the Tranche B facility.

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 20,000,000 shares of Class A Common Stock, par value $.001 per share; 5,000,000 shares of Class B Common Stock, par value $.001 per share; and 5,000,000 shares of preferred stock, par value $.001 per share (the "Serial Preferred Stock"). Upon completion of the Offering, the Company will have (i) 7,209,747 shares of Class A Common Stock issued and outstanding (7,539,747 if the U.S. Underwriters exercise their over-allotment option); (ii) 2,543,381 shares of Class B Common Stock issued and outstanding and; (iii) no shares of Serial Preferred Stock issued and outstanding.


COMMON STOCK

     The rights of holders of Class A Common Stock and Class B Common Stock are identical except for voting and convertibility. The holders of Common Stock are entitled to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any holders of any outstanding Serial Preferred Stock. The shares of Common Stock have no preemptive rights or conversion rights (except as described herein) and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The holders of Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class B Common Stock are not entitled to vote, except as required by law. The holders of Class A Common Stock do not have the right to vote cumulatively in the election of Directors. Subject to certain limitations, the Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock at the option of the holder thereof. The outstanding shares of Common Stock are, and the shares of Class A Common Stock being offered hereby will be upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to the rights of the holders of shares of any Serial Preferred Stock.

SERIAL PREFERRED STOCK


     Under the Company's Restated Certificate of Incorporation (the "Certificate"), the Board of Directors are authorized, without further action by the stockholders, to issue, from time to time, Serial Preferred Stock in one or more series and to fix or alter the voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights and whether dividends are cumulative, conversion rights, if any, rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any unissued shares or wholly unissued series of Serial Preferred Stock. In addition, the Board of Directors may establish the number of shares constituting any such class or series and the designation thereof, and increase or decrease the number of shares any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series. The issuance of Serial Preferred Stock may adversely effect the voting rights and other rights of the holders of Common Stock. The Company currently has no shares of Serial Preferred Stock outstanding and has no present plans to issue any Serial Preferred Stock.


CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Under the Company's Certificate, upon completion of the Offering, there will be approximately 15.2 million shares of Common Stock and approximately 5 million shares of Serial Preferred Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

     One of the effects of the existence of unissued and unreserved Common Stock and Serial Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management.

Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. Also, such additional shares could have an adverse effect on the marketability of the Common Stock.


     The Board of Directors is authorized without any further action by the stockholders to determine the rights, preferences, privileges and restrictions of the unissued Serial Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board of Directors may issue Serial Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock, and which could, among other things, have the effect of delaying or deferring a change in control of the Company.

     The Company does not currently have any plans to issue additional shares of Common Stock or Serial Preferred Stock other than shares of Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to the Company's employees or in conversion for other shares of Common Stock.

CERTAIN CHARTER PROVISIONS AND DELAWARE LAW


     The Company's Certificate and By-Laws, as amended, provide, in general, that (i) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting; (ii) special meetings of the stockholders may be called only by the Chairman of the Board, the President or the Secretary of the Company, by a majority of the total number of directors of the Company (assuming no vacancies) or by the holders of a majority of the Company's voting stock; and (iii) the provisions of Section 203 of the Delaware General Corporation Law (as described below) are made part of the Company's Certificate. The By-Laws also require that stockholders desiring to bring any business, including nominations for directors, before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by press release or inclusion in a report filed with the Commission or furnished to stockholders more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of the Company that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the meeting.



     Under applicable provisions of Delaware law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Company's Certificate and By-Laws provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Company's voting stock, voting together as a single class.


     Under Section 203 of the Delaware General Corporation Law, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) the business combination was approved by the board of directors of the corporation and ratified by holders of 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as any stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock.

     It is possible that these provisions and the ability of the Board of Directors to issue Serial Preferred Stock or additional shares of Common Stock will discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Stock, or may delay changes in control or management of the Company.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     The Company's Certificate provides that Directors and officers, or each person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Company to the fullest extent permitted by the Delaware General Corporation Law or any other applicable laws as presently or hereafter in effect. The Company is authorized under the Certificate to enter into one or more agreements with any person which provide for indemnification greater or different than that provided under the Certificate.

     In addition, the Certificate provides that, to the fullest extent permitted by the Delaware General Corporation Law or any other applicable laws presently or hereafter in effect, no director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Class A Common Stock is Chase Mellon Shareholder Services, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 7,209,747 shares of Class A Common Stock outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option) and 2,543,381 shares of Class B Common Stock outstanding. Of these shares, 4,750,000 shares of Class A Common Stock will be freely tradeable without further restriction or further registration under the Securities Act. The remaining 2,459,747 shares of Class A Common Stock and all of the shares of Class B Common Stock and any shares acquired in the Offering by an "affiliate" of the Company (an "Affiliate") as the term is defined in Rule 144 under the Securities Act ("Rule 144"), are "restricted securities" as defined in Rule 144, and may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration under the Securities Act.



     In general, under Rule 144, a person (or group of persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, including persons who may be deemed "affiliates" of the Company, will be entitled to sell within any three month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Class A Common Stock (approximately 72,097 shares immediately after the Offering) or
(ii) the average weekly reported volume of trading of the Class A Common Stock on the NYSE during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. A person who has not been an "affiliate" of the Company for the 90 days preceding a sale and who has beneficially owned restricted securities for at least three years will be entitled to sell such restricted securities in the public market without restriction. Restricted securities properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.



     In addition, under the Stockholders' Agreement, the Company has granted certain "piggyback" registration rights to holders of approximately 4.3 million shares of Common Stock. The Stockholders' Agreement generally provides the parties thereto with a limited right to cause the Company to use its best efforts to register in connection with an offering of its equity securities, subsequent to the Company's initial public offering in October 1994, under the Securities Act the shares of Common Stock owned by each such person. The Company will pay all expenses in connection with the preparation and filing of the registration statement. The selling stockholder is responsible for payment of any underwriting discounts or commissions with respect to shares sold for its account. The parties to the Stockholders' Agreement have agreed to waive their respective "piggyback" registration rights with respect to the Offering.



     The Company is unable to estimate the amount, timing or nature of future sales of outstanding Class A Common Stock or Class B Common Stock. Although the shares of Class A Common Stock offered hereby will trade separately from the shares of Class B Common Stock, sales of substantial amounts of either Class A or Class B Common Stock in the public market may have an adverse effect on the market price of the Class A Common Stock. The Company and its executive officers, directors and certain principal stockholders, including the parties to the Stockholders' Agreement, have agreed that for a period of 90 days after the date of this Prospectus they will not, without the prior written consent of the representatives of the Underwriters, offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, except pursuant to the Underwriting Agreement. See "Underwriters."

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                  FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

     The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Class A Common Stock applicable to Non-U.S. Holders of such shares of Class A Common Stock. In general a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or any State or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of federal income and estate taxation and does not address any aspects of state, local or non-U.S. tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the fact that in the case of a Non-U.S. Holder that is a partnership, the United States tax consequences of holding and disposing of shares of Class A Common Stock may be affected by certain determinations made at the partner level). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Class A Common Stock.

     Dividends. Dividends, if any (see "Dividend Policy"), paid to a Non-U.S. Holder generally will be subject to United States withholding tax at a 30% rate (or a lower rate as may be prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business of the Non-U.S. Holder within the United States. Dividends effectively connected with a trade or business will generally not be subject to withholding (if the Non-U.S. Holder properly files an executed United States Internal Revenue Service ("IRS") Form 4224 with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding dividends paid to a stockholder's address of record in a foreign country are presumed, under the current IRS positions to be paid to a resident of that country, unless the payor has knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, recently proposed U.S. Treasury Regulations, if adopted, would modify the forms and procedures for this certification.

     Sale of Class A Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Class A Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder with the United States (in which case the branch profits tax may apply);
(ii) the Non-U.S. Holder is an individual who holds the shares of Class A Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and to whom such gain is United States source; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain former United States citizens or residents; or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held) and, subject to certain exceptions, the Non-U.S. Holder held, directly or indirectly, more than five percent of the Common Stock.

     Estate Tax. Shares of Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of death may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Dividends. The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to and the tax withheld, if any, with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides. Dividends that are subject to United States withholding tax at the 30% statutory rate or at a reduced tax treaty rate and dividends that are effectively connected with the conduct of a trade or business in the United States (if certain certification and disclosure requirements are met) are exempt from backup withholding of U.S. federal income tax. In general, backup withholding at a rate of 31% and information reporting will apply to other dividends paid on shares of Class A Common Stock to holders that are not "exempt recipients" and fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.

     Dispositions of Class A Common Stock. The payment of the proceeds from the disposition of shares of Class A Common Stock through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Class A Common Stock to or through a non-U.S. office of a broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Class A Common Stock through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting (but not backup withholding) on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For tax purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

     Any amount withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedures for obtaining such an exemption, if available.

                                  UNDERWRITERS


     Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and McDonald & Company Securities, Inc. are serving as U.S. Representatives, have severally agreed to purchase and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Salomon Brothers International Limited and McDonald & Company Securities, Inc. are serving as International Representatives (collectively with the U.S. Representatives, the "Representatives"), have severally agreed to purchase the respective number of shares of Class A Common Stock that in the aggregate equal the number of shares set forth opposite the names of such Underwriters below:



                                                                                NUMBER
     NAME                                                                      OF SHARES
     ----                                                                      ---------
     U.S. Underwriters:
       Morgan Stanley & Co. Incorporated.....................................
       Salomon Brothers Inc..................................................
       McDonald & Company Securities, Inc. ..................................

                                                                               ---------
               Subtotal......................................................
                                                                               ---------
     International Underwriters:
       Morgan Stanley & Co. International Limited............................
       Salomon Brothers International Limited................................
       [McDonald & Company Securities, Inc.].................................

                                                                               ---------
               Subtotal......................................................
                                                                               ---------
                 Total.......................................................  2,200,000
                                                                               =========


     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission and that there has been no material adverse change or any development involving a prospective material adverse change in the earnings, results of operations or financial condition of the Company, taken as a whole, from that set forth in the Registration Statement. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (i) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any Prospectus relating to the U.S. Shares (as defined below) outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction. All shares of Class A Common Stock to be offered by the U.S. Underwriters and International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Class A Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency settlement of any shares of Class A Common Stock so sold shall be the public offering price range set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Class A Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Class A Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Class A Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that (i) it has not offered or sold and will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to such shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of such shares, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Class A Common Stock acquired in connection with the Offering, except for offers or sales of Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Class A Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any of such shares a notice to the foregoing effect.


     The Underwriters propose to offer part of the shares of Class A Common Stock offered hereby directly to the public at the public offering price set forth in the cover page hereof and part to certain dealers at a price which
represents a concession not in excess of $          per share under the public
offering price. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $          per share to other Underwriters or to
certain other dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.



     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 330,000 shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriters' name in the preceding table bears to the total number of shares of Class A Common Stock offered hereby to the U.S. Underwriters.


     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers and directors and certain stockholders of the Company have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for a period of 90 days after the date of this Prospectus without the prior consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge for a period of 90 days from the date of this Prospectus, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable for Class A Common Stock, except under certain circumstances.


     The rules of the National Association of Securities Dealers, Inc. (the "NASD") provide that no NASD member shall participate in a public offering of an issuer's securities where more than 10% of the net offering proceeds are intended to be paid to members participating in the distribution of the offering, or entities associated or affiliated with such members, unless a "qualified independent underwriter" shall have been engaged on the terms provided in such rules. Salomon Brothers Inc's affiliate, SBHC, provided loans to the Company pursuant to the New Credit Facility aggregating $27.5 million, of which approximately $3.5 million will be repaid with the proceeds of the Offering. See "Use of Proceeds" and "Certain Transactions."


     In view of such use of the proceeds of the Offering, the Offering is being conducted in accordance with the rules of the NASD and Morgan Stanley & Co. Incorporated is acting as "qualified independent underwriter" within the meaning of such rules. In connection therewith, Morgan Stanley & Co. Incorporated has participated in the preparation of the Registration Statement of which this Prospectus forms a part. It has exercised its usual standards of "due diligence" with respect thereto and has recommended the maximum price at which the Class A Common Stock may be offered.


                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby will be passed upon by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Katten Muchin & Zavis, Chicago, Illinois.

                                    EXPERTS


     The audited financial statements of Sinter as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.


     The consolidated financial statements of PMH as of December 31, 1995 and November 22, 1996 and for the two years ended December 31, 1995 and the period January 1, 1996 through November 22, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


     The consolidated financial statements of Krebsoge as of December 31, 1995 and December 19, 1996 and for the year and the period then ended, respectively, included in this Prospectus have been so included in reliance on the report of Price Waterhouse GmbH, independent auditors, given on the authority of said firm as experts in auditing and accounting.



     The consolidated financial statements of Krebsoge as of December 31, 1994 and for the year then ended included in this Prospectus have been audited by BDO Grunewalder Treuhand GmbH, independent auditors, as stated in their report appearing in this Registration Statement and have been included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade, Suite 1300 New York, New York 10048. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. The Company's Class A Common Stock is listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Class A Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Class A Common Stock offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS


    SINTER METALS, INC. AND SUBSIDIARIES
      Report of Independent Public Accountants..................................... F-2
      Consolidated Balance Sheets as of December 31, 1995 and 1996................. F-3
      Consolidated Statements of Operations for the years ended December 31, 1994,
         1995 and 1996............................................................. F-5
      Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1994, 1995 and 1996.................................... F-6
      Consolidated Statements of Cash Flows for the years ended December 31, 1994,
         1995 and 1996............................................................. F-7
      Notes to Consolidated Financial Statements................................... F-8

    KREBSOGE SINTERHOLDING GMBH (GERMAN GAAP)
      Report of Independent Auditors............................................... F-20
      Report of Independent Auditors............................................... F-21
      Consolidated Balance Sheets as of December 31, 1995 and December 19, 1996.... F-22
      Consolidated Statements of Income for the years ended December 31, 1994 and
         1995 and for the period ended December 19, 1996........................... F-23
      Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the period ended December 19, 1996....................... F-24
      Notes to the Consolidated Financial Statements............................... F-25

    POWDER METAL HOLDING, INC. AND SUBSIDIARIES
      Independent Auditors' Report................................................. F-48
      Consolidated Balance Sheets as of December 31, 1995 and November 22, 1996.... F-49
      Consolidated Statements of Income for the years ended December 31, 1994 and
         1995 and the period January 1, 1996 through November 22, 1996............. F-50
      Consolidated Statements of Shareholders' Deficit for the years ended December
         31, 1994 and 1995 and the period January 1, 1996 through November 22,
         1996...................................................................... F-51
      Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996......... F-52
      Notes to Consolidated Financial Statements................................... F-53

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Sinter Metals, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Sinter Metals, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sinter Metals, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Cleveland, Ohio,
January 27, 1997.

                              SINTER METALS, INC.


                          CONSOLIDATED BALANCE SHEETS



                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................................  $  1,462     $  8,845
  Accounts receivable, net of allowance of $111 and $1,007,
     respectively......................................................    11,129       45,629
  Inventories..........................................................    10,194       47,074
  Other current assets.................................................       643        2,755
                                                                          -------      -------
          Total current assets.........................................    23,428      104,303
                                                                          -------      -------
PROPERTY, PLANT AND EQUIPMENT:
  Land.................................................................       586        8,806
  Buildings & building improvements....................................     6,251       65,461
  Machinery & equipment................................................    32,757       70,877
  Construction-in-progress.............................................     1,113       16,822
                                                                          -------      -------
                                                                           40,707      161,966
  Less-accumulated depreciation........................................   (12,024)     (16,352)
                                                                          -------      -------
          Total property, plant and equipment..........................    28,683      145,614
                                                                          -------      -------
OTHER ASSETS:
  Restricted cash......................................................        --        3,493
  Intangible assets, net...............................................    12,977      132,119
  Other assets.........................................................       132       13,951
                                                                          -------      -------
          Total other assets...........................................    13,109      149,563
                                                                          -------      -------
TOTAL ASSETS...........................................................  $ 65,220     $399,480
                                                                          =======      =======


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                              SINTER METALS, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                              DECEMBER 31,
                                                                          --------------------
                                                                           1995         1996
                                                                          -------     --------
                                                                          (DOLLARS IN THOUSANDS,
                                                                           EXCEPT SHARE DATA)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt..................................  $   267     $ 13,367
  Accounts payable......................................................    7,068       35,114
  Accrued payroll and vacation..........................................    1,241       11,928
  Accrued benefits......................................................    3,080        7,982
  Other accrued expenses................................................    1,996       13,938
  Income taxes payable..................................................      648        4,564
                                                                           ------      -------
          Total current liabilities.....................................   14,300       86,893
                                                                           ------      -------
LONG-TERM OBLIGATIONS:
  Long-term debt........................................................    2,291      226,168
  Borrowings under revolving credit agreement...........................    2,141        6,750
  Other liabilities.....................................................    1,000       14,189
  Deferred income taxes.................................................    4,026       14,919
                                                                           ------      -------
          Total long-term obligations...................................    9,458      262,026
                                                                           ------      -------
          Total liabilities.............................................   23,758      348,919
                                                                           ------      -------
STOCKHOLDERS' EQUITY:
  Common Stock --
     Class A, par value $.001 per share -- Authorized 20,000,000 shares;
      issued and outstanding, 5,004,747 and 5,009,747 shares,
      respectively......................................................        5            5
     Class B, par value $.001 per share -- Authorized 5,000,000 shares;
      issued and outstanding, 2,543,381 shares..........................        2            2
  Additional paid-in capital............................................   27,838       27,924
  Retained earnings.....................................................   13,286       22,641
  Cumulative translation adjustment.....................................      331          (11)
                                                                           ------      -------
          Total stockholders' equity....................................   41,462       50,561
                                                                           ------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............................  $65,220     $399,480
                                                                           ======      =======


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                              SINTER METALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                1994        1995         1996
                                                               -------     -------     --------
                                                                    (DOLLARS IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
NET SALES....................................................  $82,479     $94,310     $111,888
COST OF SALES................................................   64,765      73,245       86,176
                                                               -------     -------     --------
  Gross Profit...............................................   17,714      21,065       25,712
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.................    8,212       7,698       10,289
AMORTIZATION OF INTANGIBLE ASSETS............................      302         332          415
                                                               -------     -------     --------
  Income from Operations.....................................    9,200      13,035       15,008
INTEREST EXPENSE.............................................    1,956         287          456
OTHER EXPENSE (INCOME), NET..................................      166         111         (153)
                                                               -------     -------     --------
  Income before income taxes and extraordinary charge........    7,078      12,637       14,705
PROVISION FOR INCOME TAXES...................................    2,900       4,750        5,350
                                                               -------     -------     --------
  Income before extraordinary charge.........................    4,178       7,887        9,355
EXTRAORDINARY CHARGE, NET OF TAX.............................     (580)         --           --
                                                               -------     -------     --------
  Net Income.................................................    3,598       7,887        9,355
PREFERRED DIVIDENDS..........................................     (202)         --           --
                                                               -------     -------     --------
NET INCOME APPLICABLE TO COMMON STOCK........................  $ 3,396     $ 7,887     $  9,355
                                                               =======     =======     ========
PER SHARE DATA
  Income before extraordinary charge.........................  $  0.72     $  1.05     $   1.24
  Extraordinary charge, net of tax...........................    (0.11)         --           --
                                                               -------     -------     --------
  Net Income.................................................  $  0.61     $  1.05     $   1.24
                                                               =======     =======     ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING...................    5,533       7,500        7,550
                                                               =======     =======     ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                              SINTER METALS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                        COMMON STOCK       ADDITIONAL                CUMULATIVE
                                     ------------------     PAID-IN      RETAINED    TRANSLATION
                                     CLASS A    CLASS B     CAPITAL      EARNINGS    ADJUSTMENTS     TOTAL
                                     -------    -------    ----------    --------    -----------    -------
                                                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
BALANCE AT DECEMBER 31, 1993.......    $--        $ 4       $  3,592     $  2,003       $  --       $ 5,599
  Issuance of 1,804,000 shares of
     Class A common stock at $10
     per share, net................      2                    14,760                                 14,762
  Issuance of 303,725 shares of
     Class A common stock under the
     stock award plan valued at $10
     per share.....................                            3,036                                  3,036
  Conversion of 1,764,761 shares of
     Class B common stock to Class
     A common stock................      2         (2)                                                   --
  Issuance of 541,986 shares of
     Class A common stock upon
     conversion of preferred stock
     and subordinated notes........      1                     5,419                                  5,420
  Repayment of employee loans......                               31                                     31
  Preferred stock dividends payable
     ($6.60 per share).............                                          (202)                     (202)
  Net income.......................                                         3,598                     3,598
                                       ---        ---        -------      -------       -----       -------
BALANCE AT DECEMBER 31, 1994.......      5          2         26,838        5,399          --        32,244
  Issuance of 100,000 shares of
     Class A common stock at $10
     per share.....................                            1,000                                  1,000
  Net income.......................                                         7,887                     7,887
  Translation adjustment...........                                                       331           331
                                       ---        ---        -------      -------       -----       -------
BALANCE AT DECEMBER 31, 1995.......      5          2         27,838       13,286         331        41,462
  Issuance of 5,000 shares of Class
     A common stock at $17.25 per
     share.........................                               86                                     86
  Net income.......................                                         9,355                     9,355
  Translation adjustment...........                                                      (342)         (342)
                                       ---        ---        -------      -------       -----       -------
BALANCE AT DECEMBER 31, 1996.......    $ 5        $ 2       $ 27,924     $ 22,641       $ (11)      $50,561
                                       ===        ===        =======      =======       =====       =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                              SINTER METALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994        1995         1996
                                                             --------     -------     ---------
                                                                   (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income...............................................  $  3,598     $ 7,887     $   9,355
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization.........................     3,759       4,272         5,025
     Extraordinary charge on early extinguishment of
       debt................................................       580          --            --
     Deferred income taxes.................................    (1,188)        868           485
     Compensation expense under the stock award plan.......     2,435          --            --
     Other.................................................       251         134          (347)
  Cash provided (used) by working capital items, net of
     effects of acquisitions:
     Accounts receivable, net..............................      (967)       (670)         (288)
     Inventories...........................................      (738)     (1,477)         (988)
     Other assets..........................................       (30)       (196)          (96)
     Accounts payable......................................     1,390        (975)          115
     Accrued payroll and benefits..........................       420         321           955
     Other accrued expenses................................       255        (473)         (377)
     Income taxes payable..................................       463        (962)        1,244
                                                             --------     -------     ---------
          Net cash provided by operating activities........    10,228       8,729        15,083
                                                             --------     -------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment...............    (4,160)     (4,301)      (11,035)
  Acquisitions of businesses, net of cash acquired.........    (3,070)     (4,043)     (229,450)
  Restricted cash..........................................        --          --        (3,493)
                                                             --------     -------     ---------
          Net cash used by investing activities............    (7,230)     (8,344)     (243,978)
                                                             --------     -------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Term debt borrowings.....................................        --         495       232,269
  Term debt repayments.....................................   (14,500)        (37)         (600)
  (Decrease) increase in borrowings under revolving credit
     agreement, net........................................      (586)       (459)        4,609
  Preferred stock and subordinated notes repurchase........    (2,238)         --            --
  Issuance of common stock.................................    14,762       1,000            --
  Payment of preferred stock dividend......................      (444)         --            --
                                                             --------     -------     ---------
     Net cash (used) provided by financing activities......    (3,006)        999       236,278
                                                             --------     -------     ---------
     Net (decrease) increase in cash and cash
       equivalents.........................................        (8)      1,384         7,383
Cash and cash equivalents, beginning of year...............        86          78         1,462
                                                             --------     -------     ---------
Cash and cash equivalents, end of year.....................  $     78     $ 1,462     $   8,845
                                                             ========     =======     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash payments for interest...............................  $  2,134     $   333     $     436
                                                             ========     =======     =========
  Cash payments for income taxes...........................  $  3,291     $ 5,091     $   3,890
                                                             ========     =======     =========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                              SINTER METALS, INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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--------------------------------------------------------------------------------


1. ORGANIZATION:


     The Company's principal business consists of the engineering and production of precision pressed metal parts for use primarily in the automotive, home appliance, lawn and garden and power tool industries. The Company manufactures over 4,000 different components such as gears, bearings and sprockets, for use in engines, transmissions and other drive mechanisms.


     In October 1994, the Company successfully completed an initial public offering of its Class A common stock raising net proceeds of approximately $14.7 million after consideration of transaction expenses. The Company used the net proceeds from the initial public offering together with borrowings of approximately $2.0 million under the Company's revolving credit facility to repay all of its then outstanding senior indebtedness, to repay a portion of its subordinated indebtedness and to redeem a portion of its preferred stock. The balance of the preferred stock and subordinated indebtedness was converted to shares of Class A common stock.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

  Principles of Consolidation


     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Powder Metal Holding, Inc. (PMH), Sinter Metals, Inc. -- Zeeland (formerly SinterForm, Inc.), Kolsva Sinterteknik AB, and Sinter Metals GmbH, a newly formed German subsidiary that serves as a holding company for Krebsoge Sinterholding GmbH (KSH) and Krebsoge USA, Inc. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.


  Cash Equivalents


     The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair market value.


  Accounts Receivable

     Revenues are principally generated from the automotive, lawn and garden and power tool industries. Due to the nature of these industries, a significant portion of sales and related accounts receivable are concentrated in a relatively low number of customers. In 1995, two customers accounted for 27% and 10% of net sales, respectively, while the top five customers accounted for 55% of net sales. The same two customers accounted for approximately 27% and 10% of the Company's 1996 net sales, and its top five customers accounted for approximately 50% of its 1996 net sales. The automotive, lawn and garden and power tool industries accounted for 61%, 8.1% and 7.1%, respectively, of accounts receivable at December 31, 1995 and 77.1%, 1.9% and 6.5%, respectively, of accounts receivable at December 31, 1996. Additionally, accounts receivable from the Company's five largest customers aggregated approximately $4,960,000 and $20,753,150 at December 31, 1995 and 1996, respectively.


  Inventories



     Inventories are stated at the lower of cost or market. Cost is determined through the use of the first-in, first-out (FIFO) method for a majority of consolidated inventories: 18% and 78% at December 31, 1995 and

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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--------------------------------------------------------------------------------


1996, respectively. The last-in, first-out (LIFO) method is used to determine the cost of remaining inventories. Inventory cost includes material, labor and overhead.


  Property, Plant and Equipment

     Additions to property, plant and equipment are stated at cost. Expenditures for replacements are capitalized, and repairs and maintenance costs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     Depreciation is computed, for financial reporting purposes, using the straight-line method over estimated useful lives, which are as follows:

     Building and building improvements....................................  15-30 years
     Machinery and equipment...............................................  5-10 years


Depreciation expense was $3,175,000, $3,940,000 and $4,610,000 for the years ended December 31, 1994, 1995 and 1996, respectively.


  Intangible Assets


     Intangible assets consist primarily of goodwill, which represents the excess of cost over net assets acquired, and is being amortized on a straight-line basis over 40 years.


  Revenue Recognition

     The Company recognizes revenues from the sale of products at the point of passage of title, which is generally at the time of shipment.

  Income Taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires the use of an asset and liability method of accounting for current and expected future tax consequences of events that have been recognized in the financial statements or tax returns.

     No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

  Share Information


     Per share computations are based upon the weighted average of the combined Class A and Class B common shares outstanding of 5,533,000 in 1994, 7,500,000 in 1995, and 7,550,000 in 1996. Stock options outstanding at December 31, 1996 do not have a significant dilutive effect on net income per share.


  Foreign Currency Translation

     For operations outside the United States that prepare financial statements in currencies other than United States dollars, items of income and expense are translated at average exchange rates during the period, and assets and liabilities are translated at period end exchange rates, with the resulting translation adjustments being included as a separate component of stockholders' equity.

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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--------------------------------------------------------------------------------

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from the estimates.

  Impairment of Long-Lived Assets

     During 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The effect of adoption of this statement was not material.

  Reclassifications

     Certain balances in 1994 and 1995 have been reclassified to conform to the current year presentation.

3. ACQUISITIONS:


  Certain Subsidiaries of MAAG Holding AG



     As part of its business strategy, in 1993, the Company purchased a 30% interest in PMH, a non-operating holding company that owns 100% of ICM/Krebsoge (a domestic manufacturer of pressed powder metal parts). PMH was a subsidiary of MAAG Holding AG, a Swiss corporation ("MAAG"). On December 19, 1996, the Company acquired from MAAG (i) the remaining 70% of the common stock of PMH pursuant to the Powder Metal Stock Purchase Agreement dated October 7, 1996, and (ii) 98.22% of the outstanding shares of KSH pursuant to the Krebsoge Stock Purchase Agreement dated October 11, 1996. On December 30, 1996, the Company purchased the remaining 1.78% of the outstanding shares of KSH.



     PMH is the second largest producer of precision pressed powder metal components in North America with 1996 net sales of approximately $101.7 million. KSH, which offers pressed powder metal parts for use principally in the European automotive, machine, power tool and home appliance industries, is among the leading pressed powder metal parts manufacturers in Europe, and the largest pressed powder metal parts producer in Germany. KSH had 1996 net sales of approximately DM 245.4 million, or approximately $159.3 million.



     The Company paid approximately $211,700,000 for these acquisitions. In order to fund these acquisitions, pay related costs and expenses, refinance the Company's existing debt and provide a source for the Company's ongoing working capital needs, the Company entered into a $275,000,000 credit facility with a syndicate of financial institutions.



     In connection with the acquisition and integration of the operations of PMH and KSH, management has identified opportunities to consolidate certain functions. Management has identified certain employees of PMH and KSH that will either be terminated or relocated as a result of this integration. The termination arrangements, including the type and amount of benefits to be provided, have not yet been finalized. It is anticipated that the terminations will be completed in 1997. Accordingly, the Company has recorded an aggregate reserve of $4.5 million in purchase accounting for the estimated severance costs associated with the employee terminations.

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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--------------------------------------------------------------------------------


  Powder Metal Forge Unit of Delco Remy America, Inc.



     Effective December 13, 1996, the Company purchased the powder metal forge unit of Delco Remy America, Inc. The Company paid $5.2 million in cash and a short-term note in the amount of $2.5 million. The cash portion of the transaction was financed through the Company's revolving credit facility.



  SinterForm, Inc.


     Effective July 18, 1996, the Company purchased the stock of SinterForm, Inc. (a domestic manufacturer of pressed powder metal parts) for a combination of $8.5 million in cash and 5,000 shares of the Company's Class A common stock. In addition, previously existing debt of SinterForm, in the amount of $1.1 million, was repaid by the Company at closing. The transaction was financed through the Company's revolving credit facility.

  Kolsva Sinterteknik AB

     Effective June 26, 1995, the Company purchased the stock of Kolsva Sinterteknik AB (a Swedish manufacturer of pressed powder metal parts) for a combination of $3.8 million in cash and 100,000 shares of the Company's Class A common stock. The cash portion of the transaction was financed through the Company's revolving credit facility. As a part of the transaction, the Company assumed long-term debt of Sinterteknik aggregating approximately $1.9 million.


     These transactions were recorded utilizing the purchase method of accounting and, accordingly, the gross purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed, based upon their estimated fair values at the dates of acquisition. The purchase price allocations related to the acquisition of PMH, KSH, Delco-Remy and SinterForm remain preliminary at December 31, 1996. The final allocations of purchase price for these acquisitions will be determined upon the receipt of the final appraisals of certain acquired assets and final determination of assumed liabilities. The final purchase price allocations are not expected to differ materially from the preliminary allocations. The operating results of these companies have been included in the accompanying consolidated financial statements since the respective dates of acquisition.


     Pro forma financial operating results as if these acquisitions had been completed on January 1, 1995, are as follows (dollars in thousands, except per share):


                                                                         (UNAUDITED)
                                                                    ---------------------
                                                                      1995         1996
                                                                    --------     --------
     Net sales....................................................  $372,227     $389,116
     Gross profit.................................................    66,297       73,864
     Income before taxes..........................................    13,665       11,637
     Net income applicable to common stock........................     7,531        7,710
     Net income per common share..................................  $   1.00     $   1.02

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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4. INVENTORIES:


     The major components of inventories are as follows (dollars in thousands):


                                                                         DECEMBER 31,
                                                                      -------------------
                                                                       1995        1996
                                                                      -------     -------
     Raw materials..................................................  $ 2,945     $ 9,305
     Work-in-process................................................    4,481      21,632
     Finished goods.................................................    3,105      16,416
                                                                      -------     -------
                                                                       10,531      47,353
     LIFO reserve...................................................     (337)       (279)
                                                                      -------     -------
                                                                      $10,194     $47,074
                                                                      =======     =======


5. INTANGIBLE ASSETS:


     Goodwill of $14,228,000 and $131,411,000 at December 31, 1995 and 1996,
respectively, is included in intangible assets and represents costs in excess of net assets acquired and is amortized on a straight-line basis over a 40-year period. Accumulated amortization related to goodwill aggregated $1,251,000 and $1,653,000 at December 31, 1995 and 1996, respectively. In addition, intangible assets includes $2,361,000 related to software, licenses and other intellectual property that was acquired as part of the acquisition of KSH. These assets are being amortized over a period of three to seventeen years.


     At each balance sheet date, the Company evaluates the realizability of goodwill and other intangibles based upon expectations of undiscounted cash flows and operating income of the related business unit. Based upon its most recent analysis, the Company believes that no impairment of these assets exists at December 31, 1996 and the amortization periods remain appropriate.

6. RESTRICTED CASH:

     On April 10, 1996, the Company issued an industrial revenue bond aggregating $7.2 million. The bond is a tax exempt floating interest rate bond and is being used to fund the construction of a new plant facility in Chicago and anticipated purchases of plant equipment. Proceeds of the bond are restricted for such capital expenditures. Accordingly, the unused portion of the proceeds are reflected in the accompanying balance sheet as Restricted Cash.

7. DEBT:

     Long-term debt consisted of the following (dollars in thousands) :


                                                                          DECEMBER 31,
                                                                        -----------------
                                                                         1995      1996
                                                                        ------   --------
     Term loans under new credit agreement............................  $   --   $225,073
     Industrial revenue bond..........................................      --      7,195
     Term loan........................................................   2,231      1,850
     Capital lease obligations........................................      --      2,708
     Equipment loans..................................................     327      2,709
                                                                        ------   --------
               Total debt.............................................   2,558    239,535
     Less current maturities of long-term debt........................    (267)   (13,367)
                                                                        ------   --------
     Long-term debt...................................................  $2,291   $226,168
                                                                        ======   ========

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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--------------------------------------------------------------------------------


     Concurrent with the acquisition of PMH and KSH, the Company entered into a new credit agreement ("Agreement") which is secured by substantially all the assets of the Company. The Agreement provides the following (amounts in thousands):


          U.S. Senior secured facilities:
            Tranche A term loans.....................................  $       30,000
            Tranche B term loans.....................................         115,000
            Revolving credit facility................................          30,000
          German Senior secured facilities:
            Term loans...............................................  DM     124,500
            Revolving credit facility................................          30,000


     The Tranche A term loans and German term loans are payable in varying quarterly installments commencing on March 31, 1997 and continuing through June 30, 2003. The Tranche B term loans are due in varying annual installments commencing on December 31, 1997 and continuing through June 30, 2005. The Tranche A and Tranche B term loans bear interest at LIBOR or the Alternate Base Rate, as defined, plus a spread, as defined. The German term loans bear interest at DIBOR or German prime, plus a spread, as defined. The interest rates in effect at December 31, 1996 were 8.1%, 8.6% and 5.7% for the Tranche A, Tranche B and German term loans, respectively.



     The U.S. revolving credit facility had outstanding borrowings of $6,750,000 at December 31, 1996. Borrowings under this facility bear interest at varying rates. The weighted average interest rate in effect at December 31, 1996 was 8.1%, plus a commitment fee of 0.5%. The German revolving credit facility bears interest at varying rates and, as of December 31, 1996, was fully committed by a letter of credit guaranteeing the bank overdraft facilities of KSH. Both the U.S. and German facilities expire on June 30, 2003.


     As part of the Agreement, the Company must comply with certain financial and non-financial covenants including maintenance of a minimum consolidated net worth, and achievement of certain interest coverage and fixed charge coverage ratios. The Company is in compliance with all covenants at December 31, 1996.

     On April 10, 1996, the Company issued an industrial revenue bond in the amount of $7,195,000. Proceeds from this bond are being used to fund capital expenditures at a domestic facility of the Company. The bond is a tax exempt floating interest rate bond and matures on April 1, 2016.


     The term loan was assumed in conjunction with the Company's acquisition of Kolsva Sinterteknik. The debt is secured by a blanket lien on the assets in Sweden. The interest rate on the term loan is fixed at 10.5% and is scheduled to mature on September 30,1998. Contractual terms of the debt preclude prepayment.



     Capital lease obligations represent the present value of future lease payments under non-cancelable leases assumed as part of a current year acquisition. The leases expire in 2001 and have been discounted at the Company's incremental borrowing rate. The related leased property is included in machinery and equipment in the accompanying consolidated balance sheet.


     Equipment loans consist primarily of a note payable related to the purchase of equipment and other production tools as part of a current year acquisition. The note payable is due on June 30, 1998 but may be accelerated into 1997 based on the occurrence of certain events as defined in the purchase agreement.

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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     Future maturities of long-term debt as of December 31, 1996, are summarized as follows (dollars in thousands):


          1997...........................................................  $ 13,367
          1998...........................................................    14,686
          1999...........................................................    15,303
          2000...........................................................    17,657
          2001...........................................................    17,079
          2002 and thereafter............................................   161,443
                                                                           --------
                                                                           $239,535
                                                                           ========

     A portion of the Company's 12% subordinated notes were retired utilizing the net proceeds from the Company's initial public offering in October 1994. The balance of the subordinated notes and certain shares of preferred stock were converted to Class A Common Stock. In conjunction with the repayments, the unamortized loan discount and deferred financing costs aggregating $580,000 were charged off and recognized, in the accompanying 1994 consolidated statement of operations, as an extraordinary charge.

8. EMPLOYEE BENEFIT PLANS:

  Profit Sharing Plan

     The Company sponsors a defined contribution and profit sharing plan with contributions based on years of service and level of compensation. The expense pertaining to this plan was approximately $890,000, $896,000 and $1,040,000 during 1994, 1995 and 1996, respectively.

  Defined Benefit Plans

     KSH provides a range of defined benefit pension plans for members of management, officers and employees, which are based on individually fixed amounts. These benefit plans are unfunded and the obligations from the plans are accrued for in the consolidated financial statements in accordance with SFAS No. 87, "Employers Accounting for Pensions".


     PMH has four defined benefit pension plans covering substantially all of its employees in the U.S. and Canada. The benefits are based on years of service and the highest consecutive five-year average earnings prior to retirement. The Company's policy is to fund the pension costs in accordance with applicable regulatory guidelines.



     The projected unit credit method is used to determine the funding requirements of the plans. The tables below reconcile the funded status of the Company's U.S. and foreign (German and Canadian) defined benefit pension plans at December 31, 1996 (in thousands):



                                                                       DECEMBER 31, 1996
                                                               ---------------------------------
                                                                FOREIGN PLANS       U.S. PLANS
                                                               ---------------     -------------
     Actuarial present value of benefit obligations:
       Vested benefits.......................................      $15,055            $ 6,440
       Nonvested benefits....................................          156                406
                                                                   -------             ------
     Accumulated benefit obligations.........................      $15,211            $ 6,846
                                                                   =======             ======
     Projected benefit obligations for services provided to
       date..................................................      $15,326            $ 8,486
     Plan assets at fair value...............................        2,673              7,625
                                                                   -------             ------
     Accrued pension cost....................................      $12,653            $   861
                                                                   =======             ======

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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     As KSH and PMH were acquired on December 19, 1996, pension expense related to their employee benefit plans was not material in 1996.



     The discount rate used in determining the actuarial present value of the projected benefit obligations for the U.S. plans was 7.23% at December 31, 1996. The discount rate used in determining the actuarial present value of the projected benefit obligations at December 31, 1996 for the Canadian and German plans were 7.23% and 6.5%, respectively. The rate of increase in future compensation levels for applicable U.S. employees was 4% at December 31, 1996, and was 5.5% and 2.5% at December 31, 1996, respectively, for the Canadian and German employees. The expected long-term rate of return on plan assets was 7.50% and 8.25% in 1995 and 1996, respectively, for the U.S. and Canadian plans.


9. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

     The Company's PMH subsidiary maintains union and non-union benefit plans that provide postretirement medical and life insurance benefits to retirees and eligible dependents. These benefits are funded as incurred.

     The table below displays the components of the Company's postretirement benefit obligation as recognized in the consolidated balance sheet at December 31, 1996 (in thousands):


     Accumulated postretirement benefit obligation(APBO):
       Current retirees.........................................................  $  295
       Fully eligible active plan participants..................................     159
       Other active plan participants...........................................   2,559
                                                                                  ------
               Accrued APBO.....................................................  $3,013
                                                                                  ======


     The following table summarizes the principle assumptions used in determining the actuarial value of the APBO at December 31, 1996:


     Weighted average discount rate...............................................   7.8%
     Weighted average health care trend rate......................................   5.0%
     Ultimate sustained weighted average health care trend rate in 1997...........   5.0%
     Expected long-term return on plan assets.....................................  8.25%
                                                                                    -----


The APBO would increase by $453,000 as a result of a one percentage point increase in the weighted average health care trend rate.

     PMH is the only subsidiary of the Company which has postretirement benefit obligations other than pensions. As PMH was acquired on December 19, 1996, non-pension postretirement benefit expense was not material to the Company's 1996 consolidated statement of operations.

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

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10. INCOME TAXES:


     The provisions for income tax expense include current and deferred taxes as follows (dollars in thousands):



                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1994       1995       1996
                                                               ------     ------     ------
     United States Federal
       Current...............................................  $3,271     $3,367     $3,738
       Deferred..............................................    (950)       352        485
     State...................................................     579        877        825
     Foreign.................................................      --        154        302
                                                               ------     ------     ------
               Total.........................................  $2,900     $4,750     $5,350
                                                               ======     ======     ======



     The provision for income taxes differs from the amounts computed by applying the U.S. federal statutory rate as follows (dollars in thousands):



                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1994       1995       1996
                                                               ------     ------     ------
     Income tax at U.S. federal statutory rate...............  $2,407     $4,297     $5,147
     State tax, net..........................................     425        579        536
     Foreign income tax rate differential....................      --        (75)       (92)
     Other, net..............................................      68        (51)      (241)
                                                               ------     ------     ------
               Provision for income taxes....................  $2,900     $4,750     $5,350
                                                               ======     ======     ======


     Components of deferred taxes consist of the following (dollars in thousands):


                                                                         DECEMBER 31,
                                                                     --------------------
                                                                      1995         1996
                                                                     -------     --------
     Accelerated depreciation......................................  $(5,063)    $(17,899)
     Other.........................................................     (458)        (859)
                                                                     -------      -------
               Total tax deferred liabilities......................   (5,521)     (18,758)
                                                                     -------      -------
     Accrued expenses not deductible until paid....................    1,680        3,492
     Other.........................................................     (185)         347
                                                                     -------      -------
               Total tax deferred assets...........................    1,495        3,839
                                                                     -------      -------
               Net deferred tax liabilities........................  $(4,026)    $(14,919)
                                                                     =======      =======


     PMH has U.S. federal net operating loss carryforwards for tax purposes of approximately $31 million at December 31, 1996. These net operating loss carryforwards expire on various dates between the years 2004 and 2007. Utilization of these pre-acquisition net operating losses will be limited to approximately $700,000 per year pursuant to Internal Revenue Service regulations. A Canadian subsidiary of PMH has approximately $18 million of loss carryforwards for tax purposes at December 31, 1996. These loss carryforwards expire on various dates between the years 2000 and 2001. Utilization of the U.S. and Canadian net operating loss carryforwards will be dependent upon the ability of PMH to generate taxable income at its U.S. and Canadian entities, respectively. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A valuation allowance of approximately $16 million has been provided due to

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

the uncertainties surrounding the Company's ability to realize the above loss carryforwards. The income tax effect of the loss carryforwards and the valuation allowance are included in other deferred tax assets in the table above. In the future, to the extent that the Company determines that it is more likely than not that the benefits associated with any portions of the acquired net operating losses will be realized, the valuation allowance will be reduced accordingly and goodwill associated with the acquisition will be adjusted.


11. COMMITMENTS AND CONTINGENCIES:


     The Company is involved in various matters relating to contingencies and other commitments, the principal items of which are as follows:

  Environmental Matters

     The Company is subject to various laws and regulations primarily involving its property ownership and plant operations. The Company has made, and will continue to make, expenditures to comply with such environmental regulations. The Company routinely monitors and reviews its procedures and policies for compliance with environmental laws.


     The Company anticipates that it will incur expenditures at certain of the facilities acquired from MAAG to address historical environmental issues. MAAG has indemnified the Company for certain environmental liabilities with respect to PMH and KSH under the respective purchase agreements. However, the Company's indemnification rights under the PMH purchase agreement are subject to certain limitations, and therefore no assurances can be made that such indemnification will be sufficient to address the Company's potential liability.


     Based upon present laws and regulations and the Company's experience to date, the cost of compliance with environmental laws has not had, and is not expected to have, a material adverse effect on the Company's financial condition or results of operations. Future changes in laws and regulations could give rise to additional environmental costs in future periods. The Company has established a reserve that it believes is adequate to address its exposure for these items.

  Litigation

     In the ordinary course of business, the Company is involved in various identified legal proceedings, including workers' compensation and personal injury claims and product liability disputes. Management is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.


12. STOCKHOLDERS' EQUITY:



     The holders of Class A common stock have the right to vote on all matters to be voted on by the stockholders of the Company. No holder of Class B common stock has voting rights. Each share of Class B common stock is convertible into a share of Class A common stock on a share-for-share basis at the option of the holder thereof. All of the outstanding Class B common stock is held by Citicorp Venture Capital, Ltd.



     Concurrent with the Company's initial public offering in 1994, the Company increased the number of shares of authorized capital to 20,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock. In addition, the Company authorized 5,000,000 shares of preferred stock, none of which are issued and outstanding. The Company also effected a stock split of 14.385 shares to 1 and changed the par value of Common Stock to $.001 per share.

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


13. FAIR VALUES OF FINANCIAL INSTRUMENTS:



     The Company's significant financial instruments are cash and cash equivalents, long-term debt and borrowings under revolving credit agreements. Due to their short maturity, the carrying value of cash and cash equivalents approximates fair value at December 31, 1995 and 1996. Based on borrowing rates currently available to the Company for loans of similar terms and maturities, the fair values of long-term debt and borrowings under revolving credit agreement are substantially the same as their carrying values at December 31, 1995 and 1996.



14. STOCK-BASED COMPENSATION:


  Management Incentive Stock Plan


     At December 31, 1991, the Company adopted a management incentive stock plan for certain eligible employees. The Company reserved 405,038 shares of Class B common stock to be issued over the five years of the plan. The Company achieved the equity measurement requiring the maximum award level for 1993, and 60,805 shares were awarded. Concurrent with the Company's initial public offering, the balance of the shares aggregating 303,725 shares was issued and the plan was terminated. Compensation expense related to the plan aggregated $2,435,000 for 1994.


  1994 Key Employee Stock Incentive Plan


     Concurrent with the Company's initial public offering, the Company established the Key Employee Stock Incentive Plan. Under this plan, the Company may grant options to officers and other key employees to purchase an aggregate of 474,505 shares of Class A Common Stock. During 1994, 1995 and 1996, the Company granted stock options to purchase an aggregate of 149,000, 11,000 and 181,300 shares at exercise prices from $10.00, $10.13 to $10.63 and $14.38 to $28.25 per share, the fair market values of such shares at the dates of grant. These options vest ratably over a three year period. Options totaling 50,000 and 103,000 were exercisable at December 31, 1995 and December 31, 1996, respectively. No options were exercised and 2,333 were forfeited during 1996. During 1995, no options were exercised or forfeited.


     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been reflected in the accompanying consolidated financial statements related to the stock options issued pursuant to this plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for awards under this plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been changed to the pro forma amounts indicated below:


                                                              YEAR ENDED      YEAR ENDED
                                                             DECEMBER 31,    DECEMBER 31,
                                                                 1995            1996
                                                             ------------    ------------
Net income                   As reported...................     $7,887          $9,355
                             Pro forma.....................      7,882           9,256
Net income per share         As reported...................     $ 1.05          $ 1.24
                             Pro forma.....................       1.05            1.23

                              SINTER METALS, INC.



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The fair value of the options granted used to compute pro forma and net income per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following assumptions:


                                                                YEAR ENDED      YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1995            1996
                                                               ------------    ------------
     Dividend yield..........................................       0%              0%
     Expected volatility.....................................     28.0%           31.9%
     Risk free interest rate.................................  6.3% - 6.9%     6.5% to 6.9%
     Expected average holding period.........................    5 years         5 years



     The weighted average fair value of stock options granted during 1995 and 1996 was $3.90 and $8.73, respectively. The following table summarizes status of the options, outstanding and exercisable at December 31, 1996:



                                                                                      STOCK OPTIONS
                                              STOCK OPTIONS OUTSTANDING                EXERCISABLE
                                       ----------------------------------------    --------------------
                                                                      WEIGHTED                WEIGHTED
                                                  WEIGHTED AVERAGE     AVERAGE                 AVERAGE
                                                     REMAINING        EXERCISE                EXERCISE
      RANGE OF EXERCISE PRICES         SHARES     CONTRACTUAL LIFE      PRICE      SHARES       PRICE
-------------------------------------  -------    ----------------    ---------    -------    ---------
$10.00 - $14.38......................  160,667        7.9 years       $   10.09    103,000    $   10.00
$21.00 - $28.25......................  178,300        9.7 years           21.41         --           --
                                       -------                                     -------
     Total...........................  338,967                                     103,000
                                       =======                                     =======



15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):


     A summary of the quarterly results of operations for the years ended December 31, 1996 and 1995 are as follows (dollars in thousands, except per share data):


                                                               YEAR ENDED DECEMBER 31, 1996
                                                         ----------------------------------------
                                                          FIRST     SECOND      THIRD     FOURTH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         -------    -------    -------    -------
Net sales..............................................  $27,977    $27,562    $27,529    $28,820
Gross profit...........................................    6,425      6,387      6,051      6,849
Income from operations.................................    3,844      3,898      3,499      3,767
  Net income...........................................    2,399      2,401      2,188      2,367
Share data:
     Net income........................................  $  0.32    $  0.32    $  0.29    $  0.31
     Weighted average shares outstanding...............    7,548      7,548      7,552      7,553



                                                               YEAR ENDED DECEMBER 31, 1995
                                                         ----------------------------------------
                                                          FIRST     SECOND      THIRD     FOURTH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         -------    -------    -------    -------
Net sales..............................................  $24,624    $22,104    $22,664    $24,918
Gross profit...........................................    5,556      4,843      5,063      5,603
Income from operations.................................    3,573      3,108      3,063      3,291
  Net income...........................................    2,112      1,870      1,833      2,072
Share data:
     Net income........................................  $  0.28    $  0.25    $  0.24    $  0.27
     Weighted average shares outstanding...............    7,448      7,454      7,548      7,548

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Management and
Shareholders of Krebsoge Sinterholding GmbH


     We have audited the consolidated balance sheets of Krebsoge Sinterholding GmbH as of December 31, 1995 and December 19, 1996, and the related statements of income and cash flows for the year ended December 31, 1995 and the period ended December 19, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards in Germany, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Krebsoge Sinterholding GmbH as of December 31, 1995 and December 19, 1996, and the consolidated results of its operations and cash flows for the year ended December 31, 1995 and the period ended December 19, 1996 in conformity with generally accepted accounting principles in Germany.



     Generally accepted accounting principles in Germany vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for the year ended December 31, 1995 and the period ended December 19, 1996, and shareholders' equity as of December 31, 1995 and December 19, 1996 to the extent summarized in Note 26 to the consolidated financial statements.



     The consolidated financial statements of Krebsoge Sinterholding GmbH for the year ended December 31, 1994 were audited by other independent auditors whose report dated February 17, 1995 and December 12, 1996 expressed an unqualified opinion on those statements.


Dusseldorf,

January 17, 1997



                                          Price Waterhouse GmbH

                                          Wirtschaftsprufungsgesellschaft

                                          Dr. H. Schmick
                                          Wirtschaftsprufer

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Management and
Shareholders of Krebsoge Sinterholding GmbH


     We have audited the consolidated statements of income and cash flows of Krebsoge Sinterholding GmbH for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.



     We conducted our audit in accordance with generally accepted auditing standards in Germany, which are substantially the same as those followed in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Krebsoge Sinterholding GmbH for the year ended December 31, 1994, in conformity with generally accepted accounting principles in Germany.



Dusseldorf,


February 17, 1995, except Note 27, Subsequent Event, as to which the date is December 12, 1996


BDO GRUNEWALDER TREUHAND GMBH
Wirtschaftsprufungsgesellschaft

Dr. F. Nehles                    Dr. G. Kaulen
Wirtschaftsprufer                Wirtschaftsprufer

                          KREBSOGE SINTERHOLDING GMBH

                          CONSOLIDATED BALANCE SHEETS
                              (in thousands of DM)


                                                                            AT               AT
                                                                       DECEMBER 31,     DECEMBER 19,
                                                              NOTE         1995             1996
                                                                       ------------     ------------
ASSETS
  Non-Current Assets
     Intangible assets......................................    2           1,706            1,583
     Property, plant and equipment..........................    3          55,754           54,036
     Financial assets.......................................    4             485              751
                                                                       ------------     ------------
       Total noncurrent assets..............................               57,945           56,370
                                                                       ------------     ------------
  Current Assets
     Inventories............................................    5          31,371           37,884
     Receivables and other assets...........................    6          30,300           39,816
     Cash...................................................                3,038            1,124
                                                                       ------------     ------------
          Total current assets..............................               64,709           78,824
                                                                       ------------     ------------
  Prepaid expenses..........................................    7             652              112
  Cumulative loss in excess of equity.......................    8          54,905           48,382
                                                                       ------------     ------------
          Total assets and cumulative loss in excess
            of equity.......................................              178,211          183,688
                                                                       ==========       ==========
SHAREHOLDERS' EQUITY AND LIABILITIES
  Shareholders' Equity
     Subscribed capital.....................................               33,700           33,700
     Capital reserve........................................               10,000           10,000
     Cumulative translation adjustment......................                 (329)            (207)
     Accumulated loss brought forward.......................              (98,276)         (91,875)
     Cumulative loss in excess of equity....................               54,905           48,382
                                                                       ------------     ------------
          Total shareholders' equity........................    8              --               --
                                                                       ------------     ------------
  Accruals
     Accruals for pensions..................................    9          15,124           15,405
     Tax accruals...........................................   10           2,949            4,242
     Other accruals.........................................   11          10,508           11,425
                                                                       ------------     ------------
          Total accruals....................................               28,581           31,072
                                                                       ------------     ------------
  Liabilities
     Liabilities to banks...................................               68,801           58,384
     Payments received on account of orders.................                  567            9,064
     Trade payables.........................................                9,739           14,783
     Liabilities on bills accepted and drawn................                2,070              645
     Payable to affiliated enterprises......................               53,672           51,621
     Payable to associated enterprises......................                  634              438
     Other liabilities......................................               13,903           17,393
                                                                       ------------     ------------
          Total liabilities.................................   12         149,386          152,328
                                                                       ------------     ------------
     Deferred income........................................   13             244              288
                                                                       ------------     ------------
          Total shareholders' equity and liabilities........              178,211          183,688
                                                                       ============     ============


The accompanying notes are an integral part of the consolidated financial statements.

                          KREBSOGE SINTERHOLDING GMBH

                       CONSOLIDATED STATEMENTS OF INCOME
                              (in thousands of DM)


                                                                 YEAR ENDED AT            PERIOD
                                                                 DECEMBER 31,             ENDED
                                                             ---------------------     DECEMBER 19,
                                                    NOTE       1994         1995           1996
                                                             --------     --------     ------------
Net sales.........................................   16       178,936      224,798        245,438
Increase (decrease) in inventories of finished
  products
  and work in progress............................               (733)       1,614            560
Other self-manufactured items capitalized.........              1,420        1,448          1,408
                                                             --------     --------     ------------
       Total output...............................            179,623      227,860        247,406
Other operating income............................   17         3,028        4,231          2,959
Cost of materials.................................   18       (50,819)     (67,738)       (74,168)
Personnel expenses................................   19       (79,366)    (105,448)      (116,228)
Depreciation and amortization.....................            (12,207)     (12,092)       (12,194)
Other operating expenses..........................   20       (21,272)     (29,937)       (30,904)
Financial income (expense)........................   21       (10,127)      (8,862)        (8,435)
                                                             --------     --------     ------------
       Result from ordinary business activities...              8,860        8,014          8,436
Extraordinary income (expense)....................   22        (1,850)       1,700             --
                                                             --------     --------     ------------
                                                                7,010        9,714          8,436
Taxes on income...................................   23        (2,340)      (1,627)        (1,869)
Other taxes.......................................               (254)        (305)          (166)
                                                             --------     --------     ------------
       Consolidated net income (loss).............              4,416        7,782          6,401
                                                             ========     ========     ============


The accompanying notes are an integral part of the consolidated financial statements.

                          KREBSOGE SINTERHOLDING GMBH

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (in thousands of DM)


                                                                YEAR ENDED              PERIOD
                                                             AT DECEMBER 31,           ENDED AT
                                                          ----------------------     DECEMBER 19,
                                                            1994         1995            1996
                                                          --------     ---------     ------------
Cash flows from operating activities:
  Net income............................................     4,416         7,782           6,401
  Adjustments to reconcile net income to net cash
     provided by operating activities
       Depreciation and amortization....................    12,207        12,242          12,194
       (Gain) loss on sale of fixed assets..............       (24)           20            (100)
       (Gain) loss from waiver/reversal of waiver of
          liability
          to affiliated enterprise......................     1,850            --              --
       (Increase) decrease in receivables and other
          assets........................................    (2,488)        4,310          (9,516)
       (Increase) decrease in inventories...............     1,049        (2,385)         (6,513)
       (Increase) decrease in prepaid expenses..........       243            62             540
       Less gain due to merger..........................        --        (2,700)             --
       Increase (decrease) in accruals for pensions.....       262           191             281
       Increase (decrease) in total liabilities.........     1,834        (7,345)         15,411
       Increase (decrease) in accruals..................     1,859         2,889           2,210
       Other............................................       (33)           12              43
                                                          --------     ---------     ------------
          Total adjustments.............................    16,759         7,296          14,550
                                                          --------     ---------     ------------
Cash provided by operating activities...................    21,175        15,078          20,951
                                                          --------     ---------     ------------
Cash flows from investing activities:
  Repayment of financial assets.........................       301           967              --
  Proceeds from sales of tangible and intangible
     assets.............................................        44           133             129
  Capital expenditures..................................    (7,942)      (12,092)        (10,182)
                                                          --------     ---------     ------------
Cash used by investing activities.......................    (7,597)      (10,992)        (10,053)
                                                          --------     ---------     ------------
Cash flows from financing activities:
  Acquisition of financial assets.......................        --          (420)           (466)
  Cash from merger......................................        --           572              --
  Net repayment of financial liabilities to banks.......    (8,567)       (5,272)        (10,417)
  Increase (decrease) in liabilities to affiliated
     enterprises........................................    (3,150)           --          (2,051)
                                                          --------     ---------     ------------
Cash used by financing activities.......................   (11,717)       (5,120)        (12,934)
Effect of foreign exchange rate changes.................       199          (112)            122
                                                          --------     ---------     ------------
Net increase (decrease) in cash.........................     2,060        (1,146)         (1,914)
Cash at beginning of the year...........................     2,124         4,184           3,038
                                                          --------     ---------     ------------
Cash at end of period...................................     4,184         3,038           1,124
                                                          ========     =========     ============


The accompanying notes are an integral part of the consolidated financial statements.

                          KREBSOGE SINTERHOLDING GMBH

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                              (IN THOUSANDS OF DM)

(1) SIGNIFICANT ACCOUNTING POLICIES


     The consolidated financial statements of Krebsoge Sinterholding GmbH ("KSH" or "the Company") have been prepared in accordance with the German Commercial Code ("HGB") which represents generally accepted accounting principles in Germany ("German GAAP") using the significant accounting policies described hereunder. German GAAP varies in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). See Note 26 for a discussion of the significant differences between German GAAP and US GAAP. The accounting principles and valuation methods of the group have been consistently applied, except that anniversary payments are accrued for the first time in 1996.



     The consolidated financial statements of KSH as of and for the period ended December 19, 1996 are based on the financial statements of the consolidated group consistent with the prior years' presentation as of and for the year ended December 31, 1996 adjusted for significant movements occurring during the period December 20, 1996 and December 31, 1996.


  Nature of Operations

     The Company is engaged in designing, engineering and manufacturing precision pressed powder metal components for use in the automotive, machine, power tool and home appliance industries.

  Organization


     The Company is owned by MAAG Holding AG (87.24%), SGL Carbon AG (10.98%), and Dr. Lothar Albano Muller (1.78%). SGL Carbon AG acquired its interest in the Company by exchanging its 100% interest in Ringsdorff Sinter GmbH, Bonn, with effect from April 1, 1995.


  Consolidation Principles

     The following subsidiary companies, in addition to KSH, have been included in the group accounts applying the full consolidation method:

                                                                                    PERCENTAGE
                                                                                     HOLDING
                         NAME AND LOCATION OF SUBSIDIARY                               (%)
----------------------------------------------------------------------------------  ----------
Sintermetallwerk Krebsoge GmbH, Radevormwald/Germany..............................      100
Metallwerk Unterfranken GmbH, Bad Bruckenau/Germany...............................      100
Pressmetall Krebsoge GmbH, Radevormwald/Germany...................................      100
Sintermetallwerk Lubeck GmbH, Lubeck/Germany......................................      100
Metallwerk Langensalza GmbH, Bad Langensalza/Germany..............................      100
Krebsoge USA, Inc., Wilmington/USA................................................      100
Newmet Krebsoge, Inc., Terryville/USA.............................................      100

     Results of operations for 1995 include the results of the former Ringsdorff Sinter GmbH, Bonn, from the effective date, April 1, 1995 to December 31, 1995. Ringsdorff Sinter GmbH was merged with KSH on April 1, 1995.

     The 63% participation in Danyang Kaifuda Filters Co., Ltd., Jiangsu Province/China, was not consolidated due to materiality considerations but accounted for under the cost method.


     The 51% participation in Krebsoge Excel Private Ltd., Ahmedabad/India, was not consolidated due to materiality considerations but accounted for under the cost method.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

     The Company's 50% investment in PEAK Werkstoff GmbH, Velbert, is accounted for as an associated enterprise according to the equity method.

     The 26% participation in Sintered Metal Components (Pty.) Limited, Bellville/South Africa, is accounted for according to the cost method due to materiality considerations.


     Capital consolidation for full consolidated subsidiaries has been performed following the book value method under German GAAP. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired based on their book values. Any resulting excess of the purchase consideration over the parent's interest in the book value of net assets acquired is allocated to assets, liabilities or capitalized as goodwill. In accordance with a transition rule of sec. 27 Implementation Law for German Commercial Code ("EGHGB" in the case of Sintermetallwerk Krebsoge GmbH (SMK) and Pressmetall Krebsoge GmbH (PMK)) the excess of the acquisition costs for shares over the book value of net assets was allocated exclusively to goodwill rather than to any hidden reserves in net assets. Goodwill is amortized over four years in accordance with sec. 309 No. 1 HGB in the case of SMK and PMK, except for the American and all other subsidiaries, which is amortized over its prospective 15 years useful life. See note 26 regarding German GAAP and U.S. GAAP reconciliation.


     Intra-group receivables and payables as well as revenues, income and expense of transactions between consolidated entities have been eliminated.

  Intangible Assets

     Intangible assets consist mainly of purchased computer software and goodwill. Purchased computer software is stated at cost and amortized over 3 to 5 years using the straight-line method. The treatment of goodwill is as described above.

  Property Plant and Equipment

     Property plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation. Taxable government grants have been deducted from the purchase price of the assets, for which they were given. Non-taxable government grants were taken to income in the year of the investment for which they were received.

     Depreciation is provided using the accelerated and straight-line method generally over the following estimated useful lives: Buildings from 40 to 50 years, machinery from 2 to 20 years; furniture and equipment from 2 to 12 years. Depreciation on additions during the first and second half of the year are calculated using full or half-year rates, respectively.

  Financial Assets

     Financial assets are stated at lower of cost or market. Amortization is provided as necessary for a permanent impairment of the value of assets.

  Inventories

     Raw materials and manufacturing supplies are stated at the lower of cost or market, determined on a weighted average method. Work in progress and finished products are valued at the lower of manufacturing cost or net realizable value, and comprise direct material and labor and applicable manufacturing overheads including depreciation charges.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

  Receivables and Other Assets

     Accounts receivable are presented net of allowances for doubtful accounts. Allowances include a provision for general risks inherent in trade receivables. Generally, the Company does not require collateral on sales.

  Cash and Cash Equivalents

     Cash equivalents represent short-term investments with a maturity of three months or less when purchased.

  Prepaid Expenses


     Prepaid expenses consist mainly of loan premiums which are amortized over the term of the loan.


  Pension Obligations

     Accruals and provisions for pensions are actuarially determined and based on discounted amounts.

  Liabilities and Other Accruals

     Liabilities are presented at their repayment amounts. Other accruals, including those for product warranty risks and losses on sales, are provided.

  Revenue Recognition

     Revenue is recognized when title passes or services are rendered, net of discounts and rebates granted.

  Research and Development


     The Company engages in product development and incurs costs in this regard which are expensed. These expenses totalled 5,039 in 1996, 4,367 in 1995, and 3,835 in 1994.


  Foreign Currency Translation

     The balance sheets of the American subsidiary have been translated at year end to Deutsche Mark using exchange rates at the balance sheet date except for equity which has been translated using historical rates. The income statements have been translated at the average exchange rates for the years. Translation adjustments have been recorded as a separate component of equity.

  Foreign Currency Transactions

     Foreign currency receivables and payables are recorded at historical rates unless using the exchange rate at the fiscal year-end would result in an unrealized foreign currency exchange loss. This results in unrealized losses being recognized currently and unrealized gains being recognized when realized.

  Earnings Per Share

     The Company is a limited liability company under German law. Earnings per share is not calculated due to the fact that a limited liability company expresses ownership as a percentage of the subscribed capital.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

  Total Cost Method of Presentation

     The statements of income have been presented using the total cost (or type of expenditure) method of presentation which is the most common German GAAP method in use. In this format, production and all other expenses incurred during the period are classified by type of expense. Sales for the period and the net increase (decrease) in inventories of finished products and work in progress and other work capitalized is classified as Total Output.

  Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) INTANGIBLE ASSETS


                                                                INTELLECTUAL
                                                                PROPERTY AND
                                                             (SIMILAR RIGHTS*)    GOODWILL    TOTAL
                                                             ------------------   --------   --------
ACQUISITION COSTS
Balance at January 1, 1995.................................         4,293          111,117    115,410
Additions due to merger....................................            91               --         91
Additions..................................................           375               --        375
Reclassifications..........................................             1               --          1
Disposals..................................................          (664)              --       (664)
Currency translation.......................................            (8)              --         (8)
                                                                  -------         --------   --------
Balance at December 31, 1995...............................         4,088          111,117    115,205
                                                                  -------         --------   --------
Additions..................................................           320               --        320
Reclassifications..........................................             1               --          1
Disposals..................................................            (6)              --         (6)
Currency translation.......................................             8               --          8
                                                                  -------         --------   --------
Balance at December 19, 1996...............................         4,411          111,117    115,528
                                                             ============         ========   ========
ACCUMULATED AMORTIZATION
at December 31, 1995.......................................        (2,657)        (110,842)  (113,499)
                                                             ============         ========   ========
at December 19, 1996.......................................        (3,080)        (110,865)  (113,945)
                                                             ============         ========   ========
AMORTIZATION FOR THE
year ended December 31, 1994...............................           529               23        552
                                                             ============         ========   ========
year ended December 31, 1995...............................           385               23        408
                                                             ============         ========   ========
period ended December 19, 1996.............................           425               23        448
                                                             ============         ========   ========
NET BOOK VALUE
at December 31, 1995.......................................         1,431              275      1,706
                                                             ============         ========   ========
at December 19, 1996.......................................         1,331              252      1,583
                                                             ============         ========   ========

------------------


* Industrial and similar rights and assets and licenses in such rights and assets


                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

     Intellectual property and similar rights are comprised of the following:


                                                                    AT              AT
                                                               DECEMBER 31,    DECEMBER 19,
                                                                   1995            1996
                                                               -------------   -------------
     Software................................................        850             828
     Licences and intellectual property......................        524             447
     Other...................................................         57              56
                                                                  ------          ------
                                                                   1,431           1,331
                                                               ===========     ===========



     Software relates to purchased software. Licences and intellectual property consist of 30 (prior year 41) purchased patent rights and 417 (prior year 483) purchased technical production know how.


     The Goodwill results from the consolidation and refers to the following entities:


                                                      ACQUISITION   ACCUMULATED   NET BOOK
                                                         COST       AMORTIZATION   VALUE
                                                      -----------   -----------   --------
     Sintermetallwerk Krebsoge GmbH.................    108,792       108,792         --
     Pressmetall Krebsoge GmbH......................      1,982         1,982         --
     Krebsoge USA, Inc..............................        343            91        252
                                                      -----------   -----------      ---
          Total Goodwill at December 19, 1996.......    111,117       110,865        252
                                                      ==========    ===========   ========

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

(3) PROPERTY, PLANT AND EQUIPMENT


                                                                         OTHER        ADVANCE
                                                          TECHNICAL   EQUIPMENT,      PAYMENTS
                                                          EQUIPMENT   FACTORY AND       AND
                                              LAND AND       AND        OFFICE      CONSTRUCTION
                                              BUILDINGS   MACHINES     EQUIPMENT    IN PROGRESS     TOTAL
                                              ---------   ---------   -----------   ------------   --------
ACQUISITION COSTS
Balance at January 1, 1995..................     45,723     126,494      45,605         1,689       219,511
Additions due to merger.....................          0      14,556       2,204             4        16,764
Additions...................................      1,046       6,212       2,230         2,439        11,927
Reclassifications...........................        587         198         683        (1,469)           (1)
Disposals...................................          0      (1,520)     (1,928)          (91)       (3,539)
Currency translation........................       (198)       (257)        (28)           --          (483)
Write-ups...................................         12          12          --            --            24
                                              ---------   ---------   -----------   ------------   --------
Balance at December 31, 1995................     47,170     145,695      48,766         2,572       244,203
                                              ---------   ---------   -----------   ------------   --------
Additions...................................        141       4,893       2,790         2,038         9,862
Reclassifications...........................                  1,870         444        (2,315)           (1)
Disposals...................................                 (2,234)     (2,235)           (5)       (4,474)
Currency translation........................        246         265          41            --           552
                                              ---------   ---------   -----------   ------------   --------
Balance at December 19, 1996................     47,557     150,489      49,806         2,290       250,142
                                              ---------   ---------   -----------   ------------   --------
ACCUMULATED DEPRECIATION
at December 31, 1995........................    (23,666)   (123,331)    (41,452)           --      (188,449)
                                                =======    ========    ========     =========      ========
at December 19, 1996........................    (24,864)   (128,643)    (42,599)           --      (196,106)
                                                =======    ========    ========     =========      ========
DEPRECIATION FOR THE
year ended December 31, 1994................      1,085       6,965       3,605            --        11,655
                                                =======    ========    ========     =========      ========
year ended December 31, 1995................      1,110       7,032       3,542            --        11,684
                                                =======    ========    ========     =========      ========
period ended December 19, 1996..............      1,109       7,328       3,309            --        11,746
                                                =======    ========    ========     =========      ========
NET BOOK VALUE
at December 31, 1995........................     23,504      22,364       7,314         2,572        55,754
                                                =======    ========    ========     =========      ========
at December 19, 1996........................     22,693      21,846       7,207         2,290        54,036
                                                =======    ========    ========     =========      ========

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

(4) FINANCIAL ASSETS


                                   INVESTMENTS IN
                                         NON         INVESTMENTS IN   LOANS TO THE
                                    CONSOLIDATED       ASSOCIATED      ASSOCIATED       OTHER      OTHER
                                   GROUP-COMPANIES    ENTERPRISES     ENTERPRISES    INVESTMENTS   LOANS   TOTAL
                                   ---------------   --------------   ------------   -----------   -----   -----
ACQUISITION COSTS
Balance at January 1, 1995.......          --              650              950           11         13    1,624
Additions due to merger..........          --               --               --           --         61       61
Additions........................         420               --               --           --         --      420
Reclassifications................          --               --               --           --         --       --
Disposals........................          --               --             (950)          --        (18)    (968)
Currency translation.............          --               --               --           --         --       --
                                                                                          --
                                       ------           ------           ------                    -----   -----
Balance at December 31, 1995.....         420              650               --           11         56    1,137
                                                                                          --
                                       ------           ------           ------                    -----   -----
Additions........................         466               --               --           --         --      466
Disposals........................          --               --               --           --        (15)     (15)
Balance at December 19, 1996.....         886              650                            11         41    1,588
                                                                                          --
                                       ------           ------           ------                    -----   -----
ACCUMULATED AMORTIZATION
at December 31, 1995.............          --             (650)              --           --         (2)    (652)
                                                                                          --
                                       ------           ------           ------                    -----   -----
at December 19, 1996.............        (185)            (650)              --           --         (2)    (837)
                                                                                          --
                                       ------           ------           ------                    -----   -----
AMORTIZATION FOR THE
year ended December 31, 1994.....          --               --               --           --         --       --
                                       ======           ======           ======      ========      =====   =====
year ended December 31, 1995.....          --              150               --           --         --      150
                                       ======           ======           ======      ========      =====   =====
period ended December 19, 1996...        (185               --               --           --         --      185
                                       ======           ======           ======      ========      =====   =====
NET BOOK VALUE
at December 31, 1995.............         420              150               --           11         54      485
                                       ======           ======           ======      ========      =====   =====
at December 19, 1996.............         701               --               --           11         39      751
                                       ======           ======           ======      ========      =====   =====



     The investments in non-consolidated group companies relate to 63% participation in Danyang Kaifuda Filters Co., Ltd., Jiangsu Province/China, according to a partnership agreement with Danyang Feida Industrial General Corporation, Jiangsu Province/China. Total equity as of December 31, 1995 amounts to 897, and the loss for the year amounts to 38. Total equity as of December 19, 1996 amounts to 1,075 and the loss for the period amounts to 212. The write-down of 185 was recorded for permanent impairment of value.



     The investments in non-consolidated group companies also relate to a 51% participation in Krebsoge Excel Private Ltd., Ahmedabad/India, according to a partnership agreement with Uniexcel Agencies & Services Pvt. Ltd., Ahmedabad/India. Total equity as of December 19, 1996 amounts to 133 and profit for the period amounts to 3.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)


     Investment in associated enterprises relate to the participations held by Sintermetallwerk Krebsoge GmbH, Radevormwald, in the following companies:



                                   AT DECEMBER 31,    AT DECEMBER 19,
                                         1995               1996
                                   ----------------   ----------------
                                            (LOSS)             (LOSS)    AT DECEMBER 31,   AT DECEMBER 19,
                                   EQUITY   INCOME    EQUITY   INCOME         1995              1996
                                   ------   -------   ------   -------   ---------------   ---------------
Sintered Metal Components (Pty.),
  Limited Bellville/South Africa
  (26%)..........................   2,385       570      n/a       n/a           --                --
PEAK Werkstoff GmbH, Velbert
  (50%)..........................     300    (1,269)     300      (876)          --                --
                                                                                 --                --
                                                                         ============      ============

<fn.
---------------


n/a = not available



     The participation in PEAK Werkstoff GmbH was written off in full in the amount of 150 in 1995 due to the permanent loss situation of the Company. Bank loans of PEAK Werkstoff GmbH amount to 2,631 as of December 19, 1996.



     Loans to the associated enterprises relate to a loan granted by Sintermetallwerk Krebsoge GmbH to PEAK Werkstoff GmbH, Velbert. The loan was repaid in full in 1995.


(5) INVENTORIES


                                                                  AT                AT
                                                             DECEMBER 31,      DECEMBER 19,
                                                                 1995              1996
                                                             -------------     -------------
     Raw materials.........................................       8,051             8,073
     Work in progress......................................      13,441            15,689
     Finished goods and merchandise........................       9,879            14,122
                                                             -----------       -----------
                                                                 31,371            37,884
                                                             ===========       ===========


(6) RECEIVABLES AND OTHER ASSETS


                                                                  AT                AT
                                                             DECEMBER 31,      DECEMBER 19,
                                                                 1995              1996
                                                             -------------     -------------
     Trade receivables.....................................      28,626            37,845
     Less allowance for doubtful accounts..................        (893)             (781)
                                                             -------------     -------------
     Trade receivables, net................................      27,733            37,064
     Receivables from affiliated enterprises...............          97               429
     Receivables from associated enterprises...............          57                99
     Receivables from shareholders.........................         171               196
     Other assets..........................................       2,242             2,028
                                                             -------------     -------------
                                                                 30,300            39,816
                                                             ===========       ===========

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

     Receivables from affiliated enterprises are composed as follows and relate to trade:


                                                                       AT              AT
                                                                  DECEMBER 31,    DECEMBER 19,
                                                                      1995            1996
                                                                  ------------    ------------
    MAAG France S.A., Courbevoie/France.........................         97              --
    Dayang Feida Industrial General Corporation,/
      Jiangsu Province/China....................................         --              19
    Krebsoge Excel Private Ltd., Ahmedabad/India................         --             410
                                                                     ------          ------
                                                                         97             429
                                                                  ==========      ==========



     Receivables from associated enterprises relate to trade with equity investments and are composed as follows:



                                                                       AT              AT
                                                                  DECEMBER 31,    DECEMBER 19,
                                                                      1995            1996
                                                                  ------------    ------------
    PEAK Werkstoff GmbH, Velbert................................         57              99
                                                                  ==========      ==========


     Receivables from shareholders are composed as follows:


                                                                       AT              AT
                                                                  DECEMBER 31,    DECEMBER 19,
                                                                      1995            1996
                                                                  ------------    ------------
    SGL Carbon AG, Wiesbaden....................................        171             196
                                                                  ==========      ==========



     The receivables relate to trade tax of 171 for the former Ringsdorff Sinter GmbH, Bonn, in the first quarter 1995, which is still the responsibility of the seller, and to trade.


     Other Assets are composed as follows:


                                                                       AT              AT
                                                                  DECEMBER 31,    DECEMBER 19,
                                                                      1995            1996
                                                                  ------------    ------------
    Receivables from fiscal authorities.........................        837             888
    Cash surrender value of life insurance contracts............        702             766
    Prepayments.................................................        347               8
    Overpayments................................................        148              78
    Other.......................................................        208             288
                                                                     ------          ------
                                                                      2,242           2,028
                                                                  ==========      ==========


     Life insurance contracts are provided to cover a portion of the pension obligations for key employees.

(7) PREPAID EXPENSES


     No loan origination costs included in prepaid expenses amounts in 1996 (prior year 523). The remaining balance relates to other accrued items such as insurance.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

(8) SHAREHOLDERS' EQUITY/CUMULATIVE LOSS IN EXCESS OF EQUITY


                                                                        CUMULATIVE    ACCUMULATED       CUMULATIVE
                                      SHARE     CAPITAL     REVENUE     TRANSLATION   LOSS BROUGHT    LOSS IN EXCESS
                                     CAPITAL    RESERVES    RESERVES    ADJUSTMENT      FORWARD         OF EQUITY       TOTAL
                                     -------    --------    --------    ----------    ------------    --------------    -----
BALANCE AT JANUARY 1, 1994.........   30,000     10,000          11          (27)       (110,485)         70,501          --
Release of revenue reserves........       --         --         (11)          --              11              --          --
Income of the year.................       --         --          --           --           4,416          (4,416)         --
Currency translation...............       --         --          --         (189)             --             189          --
                                     -------    --------    --------    ----------    ------------       -------        -----
BALANCE AT DECEMBER 31, 1994.......   30,000     10,000          --         (216)       (106,058)         66,274          --
Income of the year.................       --         --          --           --           7,782          (7,782)         --
Currency translation...............       --         --          --         (113)             --             113          --
Capital increase...................    3,700         --          --           --              --          (3,700)         --
                                     -------    --------    --------    ----------    ------------       -------        -----
BALANCE AT DECEMBER 31, 1995.......   33,700     10,000          --         (329)        (98,276)         54,905          --
Income of the period...............       --         --          --           --           6,401          (6,401)         --
Currency translation...............       --         --          --          122              --            (122)         --
                                     -------    --------    --------    ----------    ------------       -------        -----
BALANCE AT DECEMBER 19, 1996.......   33,700     10,000          --         (207)        (91,875)         48,382          --
                                     =======    ========    ========    ==========    ============       =======        =====


     The cumulative loss in excess of equity is a result of the excess of the purchase price over the net equity in the amount of 110,774 relating to the purchase in 1986 of the investment of Sintermetallwerk Krebsoge GmbH and Pressmetall Krebsoge GmbH which was treated as goodwill and amortized over four years.

(9) ACCRUALS FOR PENSIONS


     The Company operates a range of defined benefit pension plans for members of the board of management, leading officers and employees which are based on individually fixed DM amounts. The pension plans are unfunded and the obligations from the plans are accrued for in the consolidated financial statements. The accrual is determined based on the legal discount rate of 6% using the entry age actuarial cost method. The plans are underaccrued by 387 (prior year 525) for German GAAP purposes.


(10) TAX ACCRUALS


                                                                       AT              AT
                                                                  DECEMBER 31,    DECEMBER 19,
                                                                      1995            1996
                                                                  ------------    ------------
    Trade tax...................................................      2,223           3,606
    Corporate income tax........................................        658             603
    Net assets tax..............................................         68              33
                                                                     ------          ------
    Tax accruals................................................      2,949           4,242
                                                                     ======          ======

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

(11) OTHER ACCRUALS


                                                               AT DECEMBER       AT DECEMBER
                                                                   31,               19,
                                                                  1995              1996
                                                              -------------     -------------
    Vacation pay............................................       2,956             3,403
    Severance and other salary payable......................       1,578               701
    Salary bonus............................................       1,407             1,490
    Anniversary payments....................................          --               670
    Product warranties......................................       1,177             1,318
    Workman's compensation..................................         722               560
    Outstanding invoices....................................         698             1,481
    Estimated future losses on sales........................         536               519
    Deferred maintenance accrual............................         520               205
    Audit fees..............................................         287               304
    Unemployment insurance..................................         190               323
    Commissions.............................................          93                21
    Interest................................................         167               110
    Other...................................................         177               320
                                                              -------------     -------------
                                                                  10,508            11,425
                                                              =============     =============



     Accruals for anniversary payments are actuarially determined and based on discounted amounts and accrued in 1996 for the first time.



     Severance and other salary payable includes a charge in 1995 of 1,000 for a general manager of one of the group companies.


(12) LIABILITIES


                                                                             OF WHICH DUE
                                                                --------------------------------------
                                                                 WITHIN      IN ONE TO        AFTER
                                                     TOTAL      ONE YEAR     FIVE YEARS     FIVE YEARS
                                                    -------     --------     ----------     ----------
                                                                                  AT DECEMBER 31, 1995
Liabilities to banks..............................   68,801      49,778        13,976          5,047
Payments received on account of orders............      567         567            --             --
Trade payables....................................    9,739       9,719            20             --
Liabilities on bills accepted and drawn...........    2,070       2,070            --             --
Payable to affiliated enterprises.................   53,672      53,672            --             --
Payable to associated enterprises.................      634         634            --             --
Other liabilities.................................   13,903      13,345           272            286
                                                    -------     --------     ----------     ----------
       TOTAL LIABILITIES..........................  149,386     129,785        14,268          5,333
                                                    =======     ========     ==========     ==========
                                                                                  AT DECEMBER 19, 1996
Liabilities to banks..............................   58,384      58,384            --             --
Payments received on account of orders............    9,064       9,064            --             --
Trade payables....................................   14,783      14,783            --             --
Liabilities on bills accepted and drawn...........      645         645            --             --
Payable to affiliated enterprises.................   51,621      51,621            --             --
Payable to associated enterprises.................      438         438            --             --
Other liabilities.................................   17,393      16,762           316            315
                                                    -------     --------     ----------     ----------
       TOTAL LIABILITIES..........................  152,328     151,697           316            315
                                                    =======     ========     ==========     ==========

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)


     Of total liabilities to banks (all DM denominated) none (prior year 62,141) are secured by liens on land and buildings, investments in subsidiaries, technical equipment and subordination of receivables from subsidiaries; 58,384 of the total relates to current overdrafts. Average interest rate was approximately 6% for 1995 and 1996. Loan fees were capitalized as prepaid expenses and are amortized over the term of the loan. The Company has a line of credit amounting to 58,384.



     Payables to affiliated enterprises are composed as follows:



                                                               AT DECEMBER       AT DECEMBER
                                                                   31,               19,
                                                                  1995              1996
                                                              -------------     -------------
    MAAG Overseas International N.V., Curacao/Netherland
      Antilles, loans.......................................      53,613            51,563
    MAAG France S.A., Courbevoie/France.....................          59                58
                                                              -------------     -------------
                                                                  53,672            51,621
                                                              =============     =============



     The loans from MAAG Overseas International N.V. are cancellable by MAAG after December 31, 1996 with three months notice and are as follows:



    LOAN 1......................................................................  16,000
    LOAN 2......................................................................  15,000
    LOAN 3......................................................................  20,000
                                                                                  ------
                                                                                  51,000
    Interest....................................................................     563
                                                                                  ------
                                                                                  51,563
                                                                                  ======


     Interest is LIBOR plus 0.25%, but at least 5%.


     Payables to associated enterprises in the amount of 438 (prior year 634) relate to the assumption of the loss of the equity subsidiary PEAK Werkstoff GmbH, Velbert, in 1996.


     Other liabilities consist of:


                                                                 AT DECEMBER      AT DECEMBER
                                                                     31,              19,
                                                                     1995             1996
                                                                 ------------     ------------
    Loans from former shareholders (inclusive of accrued
      interest)................................................      4,847            4,831
    Loan from a shareholder (inclusive of accrued interest)....      1,274            1,271
    Taxes......................................................      2,394            2,770
    Social costs...............................................      2,159            2,550
    Wages......................................................      1,618            4,273
    Loan from Albano-Muller Unterstutzungskasse e.V............        627              711
    Commissions payable........................................        336              523
    Government grants at risk..................................        151               --
    Other......................................................        497              464
                                                                 ------------     ------------
                                                                    13,903           17,393
                                                                 ============     ============


     The loans from former shareholders relate to outstanding debt in respect to MAAG Holding AG's purchase of the company in 1986. The loan from a shareholder relates to the loan granted from Dr. Lothar Albano-Muller, chairman of the Krebsoge Sinterholding GmbH's Board of Management. The interest rate

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

applicable to the loans from former shareholders and loan from a shareholder is LIBOR plus 0.25% (at least 5%). The loans are renewed automatically on quarterly basis.


     The other liabilities contain a loan from the Albano-Muller Unterstutzungskasse e.V. in the amount of 711 (prior year 627). The Company transfers amounts to the staff benevolent fund to provide for pension and other financial assistance liabilities. The transferred amounts are transferred back to the Company in the form of a loan. This loan is repaid back by direct payments made by the Company to the employees whose rights to pension or other financial benefits are to be provided by the fund. The interest rate is the German Federal Reserve Bank's discount rate (2.5% at December 19, 1996 and December 31, 1995) plus 1%.


(13) DEFERRED INCOME

     Deferred income refers to a payment in the amount of 750 received in 1983 from the Wupperverband electrical utility as compensation for non-compliance of a contract according to which the Wupperverband had to provide electric energy to the Company for several years under market price. The amount is being released over 25 years. Current year income effect is 30.

(14) COMMITMENTS


     The Company also leases certain facilities and machinery and equipment under operating leases. Rent and minimum operating lease commitments in excess of one year are as follows after December 19, 1996:



            YEAR                                                          AMOUNT
            ----                                                          ------
            1997........................................................   2,374
            1998........................................................   1,148
            1999........................................................     812
            2000........................................................     426
            2001 and after..............................................      93
                                                                          ------
                                                                           4,853
                                                                          ======



     Rent expense was 1,510, 1,649 and 1,786 in 1994, 1995 and 1996.



     Commitments from purchasing contracts amount to 5,298.


(15) CONTINGENCIES


     In the normal course of business the Company has guaranteed approximately 2,306 of loans and investment grants.



     Financial contingencies relate to the issuance and transfer of bills of exchange in the amount of 315 (prior year: 367).

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

(16) SEGMENT SALES


     Geographic composition



                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,         FOR THE PERIOD ENDED
                                                    -------------------         DECEMBER 19,
                                                     1994        1995               1996
                                                    -------     -------     --------------------
     Net sales:
     Germany......................................  126,396     151,941            169,823
     Other countries..............................   56,309      74,660             78,322
                                                    -------     -------         ----------
                                                    182,705     226,601            248,145
     Less discounts...............................   (3,769)     (1,803)            (2,707)
                                                    -------     -------         ----------
                                                    178,936     224,798            245,438
                                                    =======     =======         ==========



     Sales to one customer represented 13.9%, 11% and 12% of total net sales in 1994, 1995, and 1996, respectively.


(17) OTHER OPERATING INCOME

     Other operating income is comprised of the following:


                                                         FOR THE YEAR
                                                             ENDED
                                                         DECEMBER 31,       FOR THE PERIOD ENDED
                                                        ---------------         DECEMBER 19,
                                                        1994      1995              1996
                                                        -----     -----     --------------------
     Income from release of provisions................    158     1,783               641
     Governments grants...............................  1,220       920               670
     Revenue from licenses............................    422       473               133
     Cafeteria sales..................................    127       152               170
     Investment allowances............................     28       148                40
     Reduction in allowances for doubtful accounts....    257        98               118
     Exchange rate gain...............................     71        55               146
     Gain of disposal of fixed assets.................     24        --               116
     Credit notes.....................................    370        12                --
     Other............................................    351       590               925
                                                        -----     -----            ------
                                                        3,028     4,231             2,959
                                                        =====     =====            ======


(18) COST OF MATERIALS


                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31,       FOR THE PERIOD ENDED
                                                      -------------------       DECEMBER 19,
                                                       1994         1995            1996
                                                      ------       ------   --------------------
     Raw materials, consumables, supplies
       and merchandise..............................  44,536       55,319          59,321
     Purchased services.............................   6,283       12,419          14,847
                                                      ------       ------         -------
                                                      50,819       67,738          74,168
                                                      ======       ======         =======

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)


(19) PERSONNEL EXPENSES



                                                           AT DECEMBER 31,
                                                          ------------------   AT DECEMBER 19,
                                                           1994       1995          1996
                                                          ------     -------   ---------------
     Wages and salaries.................................  66,328      88,234        96,875
     Social security and pension expense (of which for
       pensions 1,294 (1995: 1042)......................  13,038      17,214        19,353
                                                          ------     -------   -----------
                                                          79,366     105,448       116,228
                                                          ======     =======   ===========
     Employment (weighted average number of employees)



                                                           1994        1995         1996
                                                           -----       -----   ---------------
     Wage earners......................................      787       1,007        1,089
     Salaried employees................................      294         367          368
                                                           -----       -----       ------
                                                           1,081       1,374        1,457
                                                           =====       =====       ======


(20) OTHER OPERATING EXPENSES

     Other operating expenses are comprised of the following:


                                                             FOR THE YEAR
                                                                 ENDED             FOR THE
                                                             DECEMBER 31,        PERIOD ENDED
                                                           -----------------     DECEMBER 19,
                                                            1994       1995          1996
                                                           ------     ------     ------------
     Maintenance.........................................   4,555      6,925         5,830
     Commissions.........................................   2,908      3,275         3,703
     Freight expenses....................................   1,615      2,713         2,673
     Professional fees...................................   1,729      2,516         2,920
     Rent and leasing....................................   1,510      1,649         1,786
     Insurance...........................................   1,105      1,174         1,168
     Waste removal.......................................     772      1,050         1,149
     Travel expenses.....................................     829        850         1,170
     Advertising.........................................     398        620           304
     Telephone postage...................................     561        558           564
     Additional personnel costs..........................     487        540           705
     Exchange rate loss..................................     250        257            52
     Additions to accruals...............................     264        333           573
     Additions to allowances for doubtful accounts.......     147        192           146
     Other...............................................   4,142      7,285         8,161
                                                           ------     ------     ---------
                                                           21,272     29,937        30,904
                                                           ======     ======     =========

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)


(21) FINANCIAL INCOME (EXPENSE), NET



                                                          FOR THE YEAR ENDED       FOR THE
                                                             DECEMBER 31,        PERIOD ENDED
                                                          ------------------     DECEMBER 31,
                                                           1994        1995          1996
                                                          -------     ------     ------------
     Income from long-term loans........................       82         11            --
     Other interest and similar income..................      310         50            57
     Assumption of loss from associated enterprises.....     (963)      (634)         (438)
     Write-down of investment due to impairment.........       --       (150)         (185)
     Interest and similar expenses......................   (9,556)    (8,139)       (7,869)
                                                          -------     ------     ----------
                                                          (10,127)    (8,862)       (8,435)
                                                          =======     ======     ==========


     Assumption of loss from associated enterprises relates to 50% net loss for the year of the equity investment PEAK Werkstoff GmbH, Velbert.


     The write-down of investment in 1995 due to permanent impairment relates to the 50% equity investment in PEAK Werkstoff GmbH, Velbert. In 1996 the write-down of investment due to permanent impairment relates to the 63% investment in Danyang Kaifuda Filters Co., Ltd., Jiangsu Province/China.


(22) EXTRAORDINARY INCOME (EXPENSE)


                                                            FOR THE YEAR
                                                           ENDED DECEMBER          FOR THE
                                                                 31,            PERIOD ENDED
                                                          -----------------     DECEMBER 19,
                                                           1994       1995          1996
                                                          ------     ------     -------------
     Extraordinary income...............................      --      2,700            --
     Extraordinary expense..............................  (1,850)    (1,000)           --
                                                          ------     ------        ------
                                                          (1,850)     1,700            --
                                                          ======     ======        ======



     As of April 4, 1995 Krebsoge Sinterholding GmbH (KSH) acquired the shares of Ringsdorff Sinter GmbH, Bonn, effective April 1, 1995 from SGL Carbon AG in exchange for issuance of 11% shares in KSH (nominal value 3,700). As of November 14, 1995 Ringsdorff Sinter GmbH was merged with KSH retroactively effective as of April 1, 1995. The nominal value of the shares issued (3,700) under the book value of assets and liabilities (6,400) was recorded as an extraordinary gain of 2,700 for German GAAP purposes. This gain is non-taxable.


     The 1,850 extraordinary expense relates to a receivable from MAAG Holding AG which was forgiven in 1993 and recognized as extraordinary income, upon conditions that if the business improved to a certain point the Company would have to pay the amount back. This happened in 1994 and the Company recognized the expense. Both aspects of this transaction were non-taxable.


(23) TAXES ON INCOME


     The provision for income taxes follows:


                                                            FOR THE YEAR
                                                           ENDED DECEMBER          FOR THE
                                                                 31,            PERIOD ENDED
                                                          -----------------     DECEMBER 19,
                                                           1994       1995          1996
                                                          ------     ------     -------------
     Municipal trade tax on income......................   1,934      1,813         1,999
     Foreign income tax.................................      44         26            --
     Solidarity tax.....................................      --         (8)           --
     Corporate income tax...............................     362       (204)         (130)
                                                          ------     ------        ------
                                                           2,340      1,627         1,869
                                                          ======     ======        ======

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)


     A reconciliation of income taxes determined using the statutory federal German rate of 45% to actual income taxes provided is as follows:



                                                            FOR THE YEAR
                                                           ENDED DECEMBER          FOR THE
                                                                 31,            PERIOD ENDED
                                                          -----------------     DECEMBER 19,
                                                           1994       1995          1996
                                                          ------     ------     -------------
     Corporate rate at German federal statutory rate....   3,040      4,411          3,795
     Municipal trade taxes, net of federal tax
       benefit..........................................   1,064      1,177            896
     Non-taxable extraordinary gain.....................      --     (1,215)            --
     Net operating loss utilization.....................  (2,968)    (2,596)        (2,934)
     Net operating loss carryforward....................     452         --             --
     Nondeductible extraordinary loss...................     833         --           (656)
     Nondeductible expenses.............................     (41)        36            620
     Other..............................................     (40)      (186)           148
                                                          ------     ------     ----------
     Provision for income taxes.........................   2,340      1,627          1,869
                                                          ======     ======     ==========
     Effective rate.....................................      35%        18%            22%
                                                          ======     ======     ==========


     German Corporation tax law applies the imputation system to the income taxation of a corporation and its shareholders. Upon distribution of retained earnings in the form of a dividend, shareholders receive an income tax credit for taxes previously paid by the corporation.


     In general, corporate income is initially subject to a federal tax rate of 45%. Upon distribution of retained earnings to shareholders, the corporate tax rate is adjusted to 30% by receiving a refund from the government for taxes previously paid on income in excess of these rates (the distributed earnings rate).


     In addition, corporate income is subject to a municipal tax on income varying in rates from 15% to 20% depending on municipality. Municipal tax on income is deductible for corporate income tax purposes.


     Corporate income tax loss carryforwards used in 1995 and 1996 of 11,629 of former Ringsdorff Sinter GmbH are challenged by revenue agents with an unpredictable outcome. There are additional tax loss carry forwards of 4,230 of the former Ringsdorff Sinter GmbH which will be challenged as well. The net operating loss carryforwards have an indefinite carryover period.


(24) RELATED PARTY TRANSACTIONS


                                                            FOR THE YEAR
                                                           ENDED DECEMBER          FOR THE
                                                                 31,            PERIOD ENDED
                                                          -----------------     DECEMBER 19,
                                                           1994       1995          1996
                                                          ------     ------     -------------
     Interest expense on loans/amounts due parent.......   3,091      2,763         2,564
     Management fees....................................   1,270      1,601         2,014
     Sales..............................................      --        492           119
     Purchases..........................................      --        227            --



     Other related party transactions consist of the interest paid for the loans from shareholders and former shareholders of 292 for 1996, and 263 in 1995.


     Management fees are included in professional fees in Note 20 Other Operating Expense. For further information on related party transactions refer to Notes 6 and 12.

(25) INFORMATION ABOUT FINANCIAL INSTRUMENTS

     The following information is presented in accordance with SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

Credit Risk", and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". These statements require the disclosure of off-balance-sheet instruments and estimated fair values for all financial instruments.


     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business as a means of hedging its currency rate exposure in regards to foreign currency trade receivables. Management does not anticipate any material adverse effect on its financial position resulting from its involvement in these instruments. The following is a summary of contract or notional principal amounts outstanding at December 31, 1995 and December 19, 1996.



                                                                      NOTIONAL PRINCIPAL
                                                                            AMOUNT
                                                                      -------------------
                                                                      1995          1996
                                                                      -----         -----
     Forward foreign exchange contracts.............................  2,879           938
                                                                      =====         =====


     These instruments are executed with creditworthy financial institutions, and all foreign currency contracts are denominated in currencies of major industrial countries.


     The fair value of forward exchange contracts was estimated based on exchange rates at December 31, 1995 and December 19, 1996. The estimated fair values of the Company's financial instruments at December 31, 1995 and December 19, 1996 follows:



                                                      DECEMBER 31, 1995      DECEMBER 19, 1996
                                                      ------------------     ------------------
                                                      CARRYING     FAIR      CARRYING     FAIR
                                                       AMOUNT      VALUE      AMOUNT      VALUE
                                                      --------     -----     --------     -----
     Forward foreign exchange contracts.............    2,879      2,878         938        969
                                                       ======      =====      ======      =====



     Gains are recorded when realized and losses are recorded currently.


(26) RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY AS DETERMINED USING U.S. GAAP


     German GAAP varies in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected net income for the year ended December 31, 1995 and the period ended December 19, 1996 to the extent quantified below, as well as shareholders' equity (deficit) at December 31, 1995 and December 19, 1996.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

RECONCILIATION OF NET INCOME TO U.S. GAAP


     The following is a reconciliation of the significant adjustments necessary to reconcile net income in accordance with U.S. GAAP to the amounts determined under German GAAP, for the year ended December 31, 1995 and the period ended December 19, 1996.



                                                                      YEAR ENDED      PERIOD ENDED
                                                                     DECEMBER 31,     DECEMBER 19,
                                                                         1995             1996
                                                                     ------------     ------------
Net income as reported in the consolidated profit and loss account
  under German GAAP................................................       7,782            6,401
Amortization of step-up -- MAAG purchase of KSH....................     (10,848)          (9,091)
Amortization of step-up -- former Ringsdorff Sinter GmbH...........        (220)            (391)
Elimination of extraordinary gains on purchase of Ringsdorff.......      (2,700)              --
Pensions and similar obligations...................................        (753)          (1,431)
Non-taxable investment allowances..................................         190              312
Reserves not required for U.S. GAAP................................         370             (334)
Anniversary payments...............................................        (204)           1,097
Depreciation.......................................................        (580)            (943)

Deferred taxes on U.S./German differences
  Amortization of step-up of buildings.............................         167              167
  Pensions and similar obligations.................................         324              615
  Reserves not required for U.S. GAAP..............................        (159)             144
  Anniversary payments.............................................          88             (170)
  Depreciation.....................................................         249              405
  Net operating loss carryforwards.................................        (275)             (44)
                                                                     ----------       ----------

Net loss in accordance with U.S. GAAP..............................      (6,569)          (3,262)
                                                                     ==========       ==========


INCOME STATEMENT PRESENTATION UNDER U.S. GAAP


     Certain items in the profit and loss account would be classified differently under U.S. GAAP. These items include reversals for accrued expenses and allowances to doubtful accounts that would generally be recorded as reductions to the original expense line items under U.S. GAAP rather than as income.


     The extraordinary expenses reported under German GAAP would be classified as an expense charged to income from ordinary business activities under U.S. GAAP.

     The following is a presentation of certain income statement information in accordance with U.S. GAAP.


                                                                      YEAR ENDED      PERIOD ENDED
                                                                     DECEMBER 31,     DECEMBER 19,
                                                                         1995             1996
                                                                     ------------     ------------
Results from ordinary activities...................................     (5,336)          (2,511)
Loss before income taxes...........................................     (5,336)          (2,511)
Income taxes.......................................................     (1,233)            (751)
                                                                     ---------        ---------
Net loss in accordance with U.S. GAAP..............................     (6,569)          (3,262)
                                                                     ==========       ==========

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

RECONCILIATION OF SHAREHOLDERS' DEFICIT TO U.S. GAAP


     The following is a reconciliation of the significant adjustments necessary to reconcile shareholders' equity (deficit) in accordance with U.S. GAAP to the amounts determined under German GAAP, as of December 31, 1995 and December 19, 1996:



                                                                          AT               AT
                                                                     DECEMBER 31,     DECEMBER 19,
                                                                         1995             1996
                                                                     ------------     ------------
Shareholders' equity (deficit) as reported in the consolidated
  balance sheet under German GAAP..................................          --               --
Cumulative loss in excess of equity -- 1 January...................     (54,905)         (48,382)
Amortization of step-up -- MAAG purchase of KSH....................      43,013           33,922
Amortization of step-up -- Ringsdorff Sinter GmbH..................       2,711            2,318
Elimination of extraordinary gain on purchase of Ringsdorff........      (2,700)          (2,700)
Pensions and similar obligations...................................      (1,594)          (3,025)
Non-taxable investment allowances..................................      (1,499)          (1,187)
Reserves not required for U.S. GAAP................................       1,648            1,314
Anniversary payments...............................................      (1,097)              --
Accumulated depreciation...........................................      25,147           24,204
Deferred taxes on U.S./German differences
  Pensions and similar obligations.................................         685            1,301
  Reserves not required for U.S. GAAP..............................        (709)            (565)
  Anniversary payments.............................................         472              302
  Depreciation.....................................................     (10,813)         (10,408)
  Net operating loss carryforwards.................................       1,604            1,560
  Step-up of buildings.............................................      (3,167)          (3,000)
                                                                     ----------       ----------
Shareholders' deficit in accordance with U.S. GAAP.................      (1,206)          (4,346)
                                                                     ==========       ==========


RECONCILIATION OF CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP


                                                                          AT               AT
                                                                     DECEMBER 31,     DECEMBER 19,
                                                                         1995             1996
                                                                     ------------     ------------
Shareholders' deficit, beginning of year, in accordance with U.S.
  GAAP.............................................................      (1,154)          (1,206)
Net loss in accordance with U.S. GAAP..............................      (6,569)          (3,262)
Increase in share capital..........................................       3,700               --
Increase in capital attributable to the purchase of Ringsdorff
  Sinter GmbH......................................................       2,930               --
Difference from currency translation...............................        (113)             122
                                                                     ----------       ----------
Shareholders' deficit, end of period, in accordance with U.S.
  GAAP.............................................................      (1,206)          (4,346)
                                                                     ==========       ==========



CASH FLOW PRESENTATION UNDER U.S. GAAP



     There are no material differences between the amounts or presentation of the Statement of Cash Flows and FAS 95.


BALANCE SHEET PRESENTATION UNDER U.S. GAAP

     Under U.S. GAAP, all receivables due after one year and all liabilities payable after one year are classified as non-current.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

     German GAAP does not require presentation of a classified balance sheet. Summarized balance sheet information measured and classified in accordance with U.S. GAAP is as follows:


                                                                          AT               AT
                                                                     DECEMBER 31,     DECEMBER 19,
                                                                         1995             1996
                                                                     ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents........................................       3,038            5,290
  Other current assets.............................................      62,323           77,812
                                                                     ------------     ------------
          Total current assets.....................................      65,361           83,102
Noncurrent assets..................................................     126,114          114,114
                                                                     ------------     ------------
          Total assets.............................................     191,475          197,216
                                                                     ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................      26,913           41,693
  Short-term debt and current portion of long-term debt............     102,872          114,171
  Accruals.........................................................      13,457           15,667
                                                                     ------------     ------------
          Total current liabilities................................     143,242          171,531
Noncurrent liabilities:
  Long-term debt...................................................      19,601              631
  Other noncurrent liabilities.....................................      29,838           29,400
                                                                     ------------     ------------
          Total long-term liabilities..............................      49,439           30,031
Shareholders' deficit:
  Shareholders' deficit............................................      (1,206)          (4,346)
                                                                     ------------     ------------
          Total liabilities and shareholders' equity...............     191,475          197,216
                                                                     ============     ============


     A brief explanation of the most significant differences follows.

(a) Cumulative loss in excess of equity

     Under German GAAP, the cumulative loss in excess of net equity is reflected as an asset. This is not permitted in U.S. GAAP, as this amount resides in equity.

(b) Amortization of step-up -- MAAG purchase of KSH

     The acquisition of 74% and 24% of KSH by MAAG Holding AG on September 22, 1986 and August 19, 1993, respectively, did not impact the financial statements for German GAAP purposes. For U.S. GAAP purposes the purchase price paid by MAAG has been allocated to the fair value of the assets and liabilities acquired. The excess of the price paid by MAAG over the fair value of the assets and liabilities acquired has been allocated to goodwill and is being amortized over 10 years.

(c) Amortization of step-up -- former Ringsdorff Sinter GmbH
    Elimination of extraordinary gain on purchase of Ringsdorff


     As of April 4, 1995 Krebsoge Sinterholding GmbH (KSH) acquired the shares of Ringsdorff Sinter GmbH, Bonn, from SGL Carbon AG in exchange for 11% ownership of the subscribed capital in KSH with a nominal value 3,700. Under German GAAP a nontaxable extraordinary gain of 2,700 was recorded for the

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)


excess of the net equity of 6,400 of the acquired company over the nominal value of the consideration given. U.S. GAAP requires the acquiring company to record an acquisition on the basis of the fair value of the consideration given (8,950) or the fair value of the acquired net assets whichever is more readily determinable. The excess of the purchase price over net book value is allocated to machinery and equipment and is amortized over ten years.


(d) Pensions and similar obligations


     The pension obligations of KSH are provided for by a range of defined benefit pensions plans. The amount of the accrual was calculated in accordance with German GAAP and tax legislation, which does not take inflation into account and uses the discount rate according to the legislation. Under U.S. GAAP the accrual has been calculated by an actuary applying the principles of SFAS 87.



     For 1995 and 1996, the assumed discount rate and post-retirement pension increases used in calculating the projected benefit obligation were 6.5% and 2.5%.


     The Company adopted SFAS 87, Employers Accounting for Pensions effective December 31, 1992 because it was not feasible to apply the statement retroactively to the year ended December 31, 1989, the applicable adoption date specified in the standard. The portion of the transition obligation applicable to periods prior to 1992 was not considered material.

(e) Non-taxable investment allowances

     Under German GAAP tax free investment allowances are accounted for under the flow-through method (taken to income) of which treatment is not consistent under U.S. GAAP.

(f) Reserves not required for U.S. GAAP

     (i) Deferred maintenance accrual

     As required by German GAAP, the costs of maintenance performed within three months following the year end have been accrued as liabilities at year end. Under U.S. GAAP, the cost of maintenance is recognized in the periods incurred.

     (ii) Estimated losses on future contracts

     As required by German GAAP, the expected loss to be incurred on future delivery contracts have been accrued as liabilities at year end. Such loss considers all internal costs, including indirect selling and administrative. Under U.S. GAAP, allocation of indirect costs for purposes of determining inventoriable costs is not permitted.

     (iii) Allowance for doubtful accounts

     Under German GAAP, an allowance for doubtful accounts has been accrued in the amount of 3% of outstanding receivables less VAT. Under U.S. GAAP an allowance of 2% would be more appropriate as this more clearly approximates past experience.

     (iv) Warranty expense

     Under German GAAP, an accrual for warranty expense has been provided in the amount of 0.5% of sales. Under U.S. GAAP an accrual of 0.25% would be more appropriate as this more closely approximates past experience.

                          KREBSOGE SINTERHOLDING GMBH

                              (IN THOUSANDS OF DM)

(g) Anniversary payments


     Prior to 1996 the Company expensed anniversary payments for long-term service to the company as incurred under German GAAP; beginning in 1996 these costs were accrued based on vesting, but are only tax deductible as paid. Under U.S. GAAP these costs are accrued based on vesting.



(h) Depreciation



     Under German GAAP, accelerated methods of depreciation as well as straight line depreciation are used. Estimates of the difference between accelerated and straight line methods of depreciation were prepared by the company based on certain assumptions of average useful lives. Assumed average useful lives were as follows:



            Land and buildings.........................................   40 years
            Machinery and equipment....................................   10 years
            Office equipment...........................................    5 years



(i) Deferred taxes


     Under German GAAP, deferred tax assets are generally provided for temporary differences using the partial liability method. Deferred taxes are not provided for differences that are not expected to reverse in the foreseeable future, nor are they recognized for the effects of NOLs.

     Under U.S. GAAP, deferred taxes are provided for all temporary differences between the financial reporting and tax bases of assets and liabilities that will reverse during future taxable periods, including deferred tax assets relating to NOLs. Deferred taxes are also provided for the income tax effects of differences between U.S. GAAP and German GAAP. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.


OTHER MATTERS



  Unrealized exchange gains


     Under German GAAP, unrealized exchange gains are not recognized. Under U.S. GAAP, unrealized exchange gains were not of a material amount.

(27) SUBSEQUENT EVENT


     On October 11, 1996, Sinter Metals, Inc., Cleveland/USA (SMI), signed a definitive purchase agreement with MAAG Holding AG to purchase the Company for U.S. $150 million (exchange rate DM 1.50 = U.S. $1.00), less net indebtedness of approximately DM 116 million; the agreement was consummated on December 19, 1996 and the Company was acquired by SMI and affiliates.


     These financial statements are prepared using the historical cost basis, and do not reflect any purchase accounting or other decisions taken or to be taken by SMI in connection with the purchase of the Company.

(28) KREBSOGE SINTERHOLDING GMBH'S BOARD OF MANAGEMENT

     Dr.-Ing. Lothar Albano-Muller, Schwelm (Chairman)

     Dipl.- Wirtsch.-Ing. Eckhard Hirschfeld, Remscheid-Lennep (until December 31, 1995)


     Total remuneration of the management was 472 (1995: 797).

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Powder Metal Holding, Inc.:

We have audited the accompanying consolidated balance sheets of Powder Metal Holding, Inc. and subsidiaries (the "Company") as of December 31, 1995 and November 22, 1996, and and the related consolidated statements of income, shareholders' deficit and cash flows for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 through November 22, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 22, 1996 and December 31, 1995, and the results of its operations and its cash flows for the period January 1, 1996 through November 22, 1996, and the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2, effective January 1, 1995, the Company changed its method of recognizing actuarial gains and losses related to its postretirement benefit plans.

DELOITTE & TOUCHE LLP
Detroit, Michigan
December 19, 1996

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 31, 1995 AND NOVEMBER 22, 1996

                     (In Thousands, Except Per Share Data)

                                                                DECEMBER 31,     NOVEMBER 22,
                                                                    1995             1996
                                                                ------------     ------------
ASSETS
CURRENT ASSETS:
  Cash........................................................    $    918         $    905
  Receivables:
     Trade (net of allowance for doubtful accounts of $796 and
       $384, respectively)....................................      13,256           15,758
     Related party receivable (Note 2)........................                          444
     Other (Note 2)...........................................       1,272              901
  Inventories (Notes 2 and 3).................................       9,114            7,930
  Prepaid and other (Note 2)..................................       1,339            1,899
                                                                   -------          -------
          Total current assets................................      25,899           27,837

PROPERTY, PLANT AND EQUIPMENT, NET (Notes 2 and 4)............      29,683           31,086
OTHER ASSETS (Note 2).........................................         482               21
ASSETS HELD FOR DISPOSITION (Note 8)..........................         212
                                                                   -------          -------
TOTAL ASSETS (Note 6).........................................    $ 56,276         $ 58,944
                                                                   =======          =======

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Current portion of long-term debt (Note 6)..................    $ 51,204         $ 51,592
  Current portion of capital lease obligations (Note 7).......          49               60
  Accounts payable............................................       9,479           11,139
  Accrued liabilities (Note 5)................................       4,890            5,274
                                                                   -------          -------
          Total current liabilities...........................      65,622           68,065

LONG-TERM DEBT (Note 6).......................................       2,600            2,600
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (Note 11).........       2,728            2,925
PENSIONS (Note 10)............................................       1,433            1,128
LONG-TERM CAPITAL LEASE OBLIGATIONS (Note 7)..................         159               95
DEBT AND ACCRUED INTEREST FORGIVEN BY LENDER, NET (Note 2)....      12,816           10,462
                                                                   -------          -------
          Total liabilities...................................      85,358           85,275

COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS' DEFICIT:
  Class A common stock, par value $.01 per share; authorized
     200,000 shares, issued and outstanding 10,000 shares
  Class B common stock, par value $.01 per share; authorized
     100,000 shares, issued and outstanding 6,334 shares
  Additional paid-in capital..................................      49,649           49,649
  Accumulated deficit.........................................     (79,607)         (77,435)
  Minimum pension liability adjustment (Note 10)..............      (1,031)            (461)
  Accumulated translation adjustment..........................       1,907            1,916
                                                                   -------          -------
          Total shareholders' deficit.........................     (29,082)         (26,331)
                                                                   -------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT...................    $ 56,276         $ 58,944
                                                                   =======          =======

See notes to consolidated financial statements.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                YEARS ENDED DECEMBER 31, 1994 AND 1995, AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

                                 (In Thousands)

                                                                                    JANUARY 1,
                                                                                       1996
                                                             DECEMBER 31,            THROUGH
                                                         ---------------------     NOVEMBER 22,
                                                           1994         1995           1996
                                                         --------     --------     ------------
SALES (Notes 2 and 8)..................................  $107,803     $106,473       $101,671

COST OF GOODS SOLD (Note 8)............................   (95,348)     (92,263)       (90,730)
                                                         ---------    ---------     ---------
GROSS MARGIN (Note 8)..................................    12,455       14,210         10,941

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Note
  8)...................................................    (8,760)      (7,677)        (6,167)

RESTRUCTURING (Note 8).................................     3,307        5,260
                                                         ---------    ---------     ---------
INCOME FROM OPERATIONS.................................     7,002       11,793          4,774

OTHER EXPENSES:
  Interest (Note 6)....................................    (1,602)      (3,133)        (2,314)
  Other................................................        (6)        (115)          (250)
                                                         ---------    ---------     ---------
          Total other expenses.........................    (1,608)      (3,248)        (2,564)
                                                         ---------    ---------     ---------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE....................................     5,394        8,545          2,210

INCOME TAX (EXPENSE) CREDIT (Note 12)..................                    253            (38)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 2)........                    770
                                                         ---------    ---------     ---------
NET INCOME.............................................  $  5,394     $  9,568       $  2,172
                                                         =========    =========     =========

See notes to consolidated financial statements.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

                                 (In Thousands)

                                                                                   UNREALIZED
                                                                                   ACCUMULATED
                                                                                     FOREIGN      MINIMUM
                                      CLASS A  CLASS B  ADDITIONAL                  CURRENCY      PENSION
                                      COMMON   COMMON    PAID-IN     ACCUMULATED   TRANSLATION   LIABILITY
                                       STOCK    STOCK    CAPITAL       DEFICIT     ADJUSTMENT    ADJUSTMENT    TOTAL
                                      -------  -------  ----------   -----------   -----------   ----------   --------
BALANCE, JANUARY 1, 1994............    --       --      $ 49,649     $ (94,569)        None       $ (170)    $(45,090)
  Net income........................                                      5,394                                  5,394
  Minimum pension liability
    adjustment (Note 10)............                                                                 (119)        (119)
                                       ----     ----      -------     ---------       ------     --------     ---------
BALANCE, DECEMBER 31, 1994..........    --       --        49,649       (89,175)        None         (289)     (39,815)
  Net income........................                                      9,568                                  9,568
  Reversal of recognition of
    unrecognized accumulated foreign
    currency translation adjustment
    (Note 8)........................                                                   1,907                     1,907
  Minimum pension liability
    adjustment (Note 10)............                                                                 (742)        (742)
                                       ----     ----      -------     ---------       ------     --------     ---------
BALANCE, DECEMBER 31, 1995..........    --       --        49,649       (79,607)       1,907       (1,031)     (29,082)
  Net income........................                                      2,172                                  2,172
  Minimum pension liability
    adjustment (Note 10)............                                                                  570          570
  Accumulated translation
    adjustment......................                                                       9                         9
                                       ----     ----      -------     ---------       ------     --------     ---------
BALANCE, NOVEMBER 22, 1996..........    --       --      $ 49,649     $ (77,435)     $ 1,916       $ (461)    $(26,331)
                                       ====     ====      =======     =========       ======     ========     =========

See notes to consolidated financial statements.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

                                 (In Thousands)

                                                                                    JANUARY 1,
                                                                                       1996
                                                               DECEMBER 31,          THROUGH
                                                             -----------------     NOVEMBER 22,
                                                              1994       1995          1996
                                                             ------     ------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $5,394     $9,568        $2,172
  Adjustments to reconcile net income to cash provided by
     operating activities:
     Depreciation and amortization.........................   5,622      5,622         5,812
     Amortization of debt and accrued interest forgiven
       (Note 2)............................................  (2,568)    (2,568)       (2,354)
     Loss provision credit on restructuring (Note 8).......  (3,307)    (5,260)
     Loss (gain) on disposal of property, plant and
       equipment...........................................     (32)      (169)          (80)
     Exchange (gain) loss on foreign currency transactions
       (Note 2)............................................     522       (107)          (66)
     Pension expense, net of cash contributions (Note
       10).................................................    (298)      (435)          268
     Provision for postretirement benefits other than
       pensions (Note 11)..................................     495        440           824
     Cumulative effect of accounting change (Note 2).......               (770)
     Changes in assets and liabilities that provided (used)
       cash:
       Receivables.........................................  (1,625)      (752)       (2,093)
       Inventories (Notes 2 and 3).........................  (2,431)      (166)        1,232
       Prepaid and other (Note 2)..........................     (26)       (99)       (1,000)
       Accounts payable....................................   2,676     (2,264)        1,632
       Accrued and other liabilities -- net................   2,221       (224)         (156)
       Accrual for disposition of foreign operation (Note
          8)...............................................  (3,753)    (1,133)
       Other assets........................................    (468)        23           611
                                                             -------    -------      -------
          Net cash provided by operating activities........   2,422      1,706         6,802
                                                             -------    -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment................  (5,158)    (3,195)       (7,050)
  Proceeds from disposal of property, plant and
     equipment.............................................      92        528            80
                                                             -------    -------      -------
          Net cash used in investing activities............  (5,066)    (2,667)       (6,970)
                                                             -------    -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds (repayments) under line of credit (Note
     6)....................................................   2,170      2,646        (1,721)
  Proceeds from issuance of notes payable to related
     party.................................................                            2,000
  Principal payments:
     Long-term debt........................................             (1,000)
     Capital lease obligations (Note 7)....................     (71)       (41)          (40)
                                                             -------    -------      -------
          Net cash provided by financing activities........   2,099      1,605           239
                                                             -------    -------      -------
EFFECT OF CHANGE IN FOREIGN CURRENCY EXCHANGE RATES ON
  CASH.....................................................     (94)       (83)          (84)
                                                             -------    -------      -------
NET INCREASE (DECREASE) IN CASH............................    (639)       561           (13)
CASH, BEGINNING OF PERIOD..................................     996        357           918
                                                             -------    -------      -------
CASH, END OF PERIOD........................................  $  357     $  918        $  905
                                                             =======    =======      =======

See notes to consolidated financial statements.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

1. BASIS OF PRESENTATION

     Powder Metal Holding, Inc. ("PMH"), a Delaware corporation, was formed in 1989 as a wholly-owned subsidiary of MAAG Holding AG ("MAAG") based in Zurich, Switzerland. In November 1993 the role of PMH within MAAG's North American operations was modified and limited to that of a holding company whose sole business purpose became the 100% ownership of the shares of ICM/Krebsoge, Inc., a Delaware corporation, and its 100% owned Canadian subsidiary, ICM/Krebsoge Canada, Ltd. PMH conducts no other business and has no other assets than the shares of ICM/Krebsoge. PMH and ICM/Krebsoge, Inc. collectively (the "Company") maintain operating facilities in the U.S. and Canada for the manufacture of metal parts for the automotive industry using powder metal technology.

     In November, 1993 Sinter Metals, Inc. ("SMI") acquired a 30% equity interest in PMH.

     On October 7, 1996 MAAG and SMI entered into a Powder Metal Stock Purchase Agreement (the "Agreement") whereby SMI would purchase in December 1996 all of MAAG's shares in PMH and substantially all of the shares in MAAG's German powder metal parts manufacturing subsidiary, Krebsoge Sinterholding GmbH. The purchase price for MAAG's shares in PMH was set at $65 million, less all indebtedness and subject to certain further limited adjustments upon closing (Note 14.).

2. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of PMH and its wholly owned entity, ICM/Krebsoge, Inc. All material amounts and balances have been eliminated in consolidation.

     Operations -- The Company manufactures metal parts, mainly for the automotive industry, using powdered metal technology. The Company maintains U.S. operating facilities in Ohio, Indiana, and corporate headquarters in Michigan. The Company's Canadian subsidiary, ICM/Krebsoge Canada, Ltd., has operating facilities in St. Thomas, Ontario. In 1993, a plan was adopted to dispose of ICM/Krebsoge Canada, Ltd. However, in 1995, the Company's management reversed their decision to dispose of ICM/Krebsoge Canada, Ltd. Refer to Note 8 regarding these Canadian operations. At December 31, 1995 and November 22, 1996, ICM/Krebsoge Canada, Ltd.'s assets were approximately $12.4 million and $11.3 million, respectively. Sales of ICM/Krebsoge Canada, Ltd. were approximately $23.4 million, $19.4 million and $15.4 for the years ended December 31, 1994 and 1995, and the period January 1, 1996 through November 22, 1996, respectively. The net loss of ICM/Krebsoge Canada, Ltd. was approximately $5.1 million, $1.5 million and $1.4 million for the years ended December 31, 1994 and 1995, and the period January 1, 1996 through November 22, 1996.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

     Major Customers -- Sales to the Company's four major customers for the years ended December 31, 1994 and 1995, and the period January 1, 1996 through November 22, 1996, are as follows (in thousands):

                                                                                  JANUARY 1,
                                                                                     1996
                                                           DECEMBER 31,            THROUGH
                                                       ---------------------     NOVEMBER 22,
                                                         1994         1995           1996
                                                       --------     --------     ------------
     Chrysler Corporation............................  $ 24,303     $ 20,349       $ 20,575
     Ford Motor Company..............................    54,305       53,635         52,192
     New Venture Gear................................    12,153       13,484         13,247
     General Motors Corporation......................     7,670       11,782          9,995
     Others..........................................     9,372        7,223          5,662
                                                       --------     --------       --------
               Total.................................  $107,803     $106,473       $101,671
                                                       ========     ========       ========

     Supplemental Cash Flows Disclosures -- Cash paid during the years ended December 31, 1994 and 1995, and the period January 1, 1996 through November 22, 1996 was $2.9 million, $4.1 million and $4.5 million, respectively, for interest (net of $227,000, $110,000 and $342,000, capitalized during the years ended December 31, 1994 and 1995, and the period January 1, 1996 through November 22, 1996, respectively).

     Concentrations of Credit Risk -- Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables. Automobile manufacturers comprise a significant portion of the Company's business customer base. The Company's four major automotive customers accounted for approximately 90% of trade receivables at December 31, 1995 and November 22, 1996. Although the Company's exposure to credit risk associated with nonpayment by automotive manufacturers is affected by conditions or occurrences within the automotive industry, trade receivables from the automotive manufacturers were current at November 22, 1996.

     Revenue Recognition -- The Company generally recognizes sales when products are shipped to customers. An allowance for sales returns is accrued based on historical experience.

     Financial Instruments included in the consolidated balance sheets are recorded at cost and such amounts approximate fair value.

     Other Receivables -- Included in other receivables at December 31, 1995 and November 22, 1996 is approximately $163,000 and $138,000, respectively, relating to billed customer tooling costs.

     Related Party Receivable -- Included in related party receivables is $444,000 related to a receivable from MAAG for expenditures related to the transfer of interest.

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Accounting Changes -- Effective January 1, 1995, the Company changed its method of recognizing actuarial gains and losses related to its U.S. union and nonunion postretirement plans from the defer and amortize method prescribed in Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," to a method of immediately recognizing the gains or losses at the measurement date if the accumulated net gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. The cumulative effect of this change as of January 1, 1995 was approximately $1.2 million or approximately $.8 million after-

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

tax (Note 12). On a pro forma basis, the Company's reported net income for 1994 would have been $6.027 million, if this accounting method had been elected in 1993 when the Company adopted SFAS No. 106.

     Prepaid and Other Assets -- Included in prepaid and other assets at December 31, 1995 and November 22, 1996 are unbilled tooling costs of $776,000 and $930,000, respectively, associated with the development of tooling to be used in the manufacturing of new products.

     Property, Plant and Equipment are stated at cost or, in the case of assets under capital leases (Note 7), at the present value of future lease payments. Depreciation is computed using the straight-line method over the useful lives of the related assets, which range from 5 to 40 years. Amortization of leasehold improvements and capital lease equipment is computed using the straight-line method over the shorter of the lease term or the useful lives of the related assets. Depreciation and amortization expense for the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996 was approximately $5.6 million, $5.6 million and $5.8 million, respectively.

     Other Assets -- Included in the other assets balance at December 31, 1995 is a deposit of approximately $384,000 towards the purchase of machinery and equipment which was delivered in 1996.

     Foreign Currency Translation -- The accounts of the Company's Canadian subsidiary are translated into U.S. dollars in the accompanying consolidated financial statements. Exchange transaction losses/(gains) included in consolidated operating results for the years ended December 31, 1994 and 1995 and the period ended November 22, 1996 were approximately $.5 million, $(.1) million and $.1 million, respectively.


     Debt and Accrued Interest Forgiven by Lender -- In 1993, the Company amended and restated a loan agreement (the "Loan and Security Agreement") with Heller Financial Inc. ("Heller"). The Company has accounted for this debt restructuring under the provisions of Statement of Financial Accounting Standard No. 15, "Troubled Debt Restructuring." As a result of the restated agreement, Heller forgave unpaid principal and accrued interest of $17.9 million and converted additional debt into the new Term Loans A and B and a revolving loan facility. No gain was recognized for the $17.9 million, which was forgiven, as the total gross future cash flows from the new Term Loans A and B exceeded the carrying amount of the old loans. Accordingly, the $17.9 million is being recognized over the seven year term of the restructured debt as a reduction of future interest expense. Amortization of debt and interest forgiven by the lender for the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996 was approximately $2.6 million each period (Note
6).


     Reclassifications -- Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements to conform to the 1996 presentations.

     Use of Estimates in the Preparation of the Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

3. INVENTORIES

     Inventories consist of the following at December 31, 1995 and November 22, 1996 (in thousands):

                                                                  DECEMBER        NOVEMBER
                                                                     31,             22,
                                                                    1995            1996
                                                                 -----------     -----------
     Raw materials.............................................    $ 1,450         $ 1,020
     Work-in-process...........................................      5,958           5,231
     Finished goods............................................      1,706           1,679
                                                                   -------         -------
               Total inventory.................................    $ 9,114         $ 7,930
                                                                   =======         =======

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at December 31, 1995 and November 22, 1996 (in thousands):

                                                                   DECEMBER        NOVEMBER
                                                                      31,             22,
                                                                     1995            1996
                                                                  -----------     -----------
    Land and land improvements..................................    $   992         $   873
    Buildings and leasehold improvements........................     10,252          10,446
    Machinery and equipment (including capital lease equipment
      of $309 in 1995 and 1996).................................     48,823          53,482
    Furniture and fixtures......................................      3,775           3,853
    Office equipment............................................        296             297
    Company vehicles............................................        159             162
    Construction-in-progress....................................      1,898           5,968
                                                                    -------         -------
              Total.............................................     66,195          75,081
    Less accumulated depreciation and amortization..............     36,512          43,995
                                                                    -------         -------
    Property and equipment -- net...............................    $29,683         $31,086
                                                                    =======         =======

5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following at December 31, 1995 and November 22, 1996 (in thousands):

                                                                  DECEMBER        NOVEMBER
                                                                     31,             22,
                                                                    1995            1996
                                                                 -----------     -----------
     Salaries, wages, vacation, related benefits and taxes.....    $ 2,269         $ 2,787
     Other taxes, interest and bank charges....................        997           1,011
     Environmental.............................................        262             102
     Bonuses (Note 9)..........................................        600             347
     Other.....................................................        762           1,027
                                                                   -------         -------
               Total accrued liabilities.......................    $ 4,890         $ 5,274
                                                                   =======         =======

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

6. LONG-TERM DEBT

     As discussed in Note 2, the Company entered into the Loan and Security Agreement, as amended, with Heller in 1989. On November 19, 1993, the Company amended the Loan and Security Agreement with Heller. Borrowings under the Loan and Security Agreement are collateralized by substantially all assets of the Company.

     The Agreement between MAAG and SMI (Note 1) describes that on the date of the transfer of interest, all Heller loans will be repaid (Note 14).

     Descriptions and outstanding balances of each loan at December 31, 1995 and November 22, 1996 are as follows (in thousands):

                                                                         1995      1996
                                                                        -------   -------
     HELLER
     Term Loan A -- Payable in 21 quarterly installments, with final payment due October 1, 2000. Interest is payable monthly at prime, plus 1.5% per annum. The effective interest rates for the year ended December 31, 1995 and the period January 1, 1996
       through November 22, 1996 were approximately 1.0% (Note 2).....  $29,000   $26,875
     Term Loan B -- Due October 1, 2000. Effective January 1, 1996,
       interest is payable monthly at prime, plus 1.75% per annum. The effective interest rates for the year ended December 31, 1995 and the period January 1, 1996 through November 22, 1996 were
       approximately 1.0% (Note 2)....................................   12,177    12,286
     Revolving Loan -- Heller may issue or guarantee letters of credit or make advances to the Company up to approximately $17
       million. Such outstanding letters of credit totaled
       approximately $1.1 million at December 31, 1995 and November
       22, 1996. Interest is equal to the base rate, as defined, plus
       1.5% per annum. The effective interest rate for the year ended
       December 31, 1995 and the period January 1, 1996 through
       November 22, 1996 were approximately 8.4% and 9.1%,
       respectively...................................................   10,027    10,431
     OTHER NOTES PAYABLE
     Industrial Revenue Bonds bearing interest at 6.72% per annum and due in 2000, collateralized by a letter of credit drawn on
       MAAG...........................................................    2,600     2,600
     MAAG Subordinated Note with interest payable quarterly at prime, plus 2% per annum; due on October 1, 2000. The effective rate for the period January 1, 1996 through November 22, 1996 was
       10%............................................................              2,000
                                                                        -------   -------
               Total..................................................   53,804    54,192
     Less current portion.............................................   51,204    51,592
                                                                        -------   -------
     Long-term debt...................................................  $ 2,600   $ 2,600
                                                                        =======   =======

     The Loan and Security Agreement requires the Company to maintain a minimum earnings before interest debt amortization and taxes (EBIDAT, as defined) and a minimum fixed charge coverage ratio as of various dates. The Loan and Security Agreement restricts defined mergers and investments in any corporation, person or entity, payments of dividends, transactions with affiliates, subordinated indebtedness, additional liens on Company assets, the amount of capital expenditures, aggregate restructuring charges and expenditures and

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

various other transactions. Noncompliance with such restrictions or requirements allow Heller to demand immediate payment of the debt. As of November 22, 1996, the Company was in violation of the Loan and Security Agreement covenants. As a result of this, the debt obligations with Heller have been classified as current liabilities.

     In addition to the principal payments required above, the Company is required to make additional principal payments to Heller from the sale proceeds of any property or equity interest in the Company, and insurance proceeds from property loss or damage.

     The Company is also required to make additional principal payments based on a percentage of excess cash flow, as defined in the Loan and Security Agreement.

     In 1996, MAAG issued to PMH a subordinated note with a face value of $2 million. Interest expense related to this note was $115,000 for the period January 1, 1996 to November 22, 1996. This note will also be repaid as a result of the transfer of interest. Refer to Note 14.

     The following summarizes the future annual maturities of the Company's debt obligations at November 22, 1996 (in thousands):

                           1997.......................    $51,592
                           2000.......................      2,600
                                                          -------
                           Total......................    $54,192
                                                          =======

7. CAPITAL AND OPERATING LEASE OBLIGATIONS

     Equipment under capital leases, which expire in 1999, had a net book value of approximately $211,000 and $168,000 at December 31, 1995 and November 22, 1996, respectively. The amortization expense relating to such assets for the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996 is approximately $32,000, $40,000 and $44,000, respectively.

     The Company leases other equipment and office facilities under noncancelable operating leases which are in effect through 2000. Rent expense for the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996 is approximately $501,000, $696,000 and $505,000, respectively.

     Future minimum lease payments as of November 22, 1996 under noncancelable capital and operating leases are as follows (in thousands):

                                                                         CAPITAL   OPERATING
                                                                         LEASES     LEASES
                                                                         -------   ---------
     Year Ending December 31:
       1997............................................................   $  95     $ 1,147
       1998............................................................      68         927
       1999............................................................      35         851
       2000............................................................                 814
                                                                           ----      ------
               Total minimum lease payments............................     198       3,739
       Less amount representing interest...............................     (43)
                                                                           ----      ------
     Present value of minimum lease payments...........................   $ 155     $ 3,739
                                                                           ====      ======

     During 1995, the Company entered into an agreement for the sale and leaseback of machinery and equipment. Under this agreement, the Company sold machinery and equipment with a net book value of

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

approximately $314,000 and leased the same machinery and equipment back, after rebuild, under an operating lease. The historical cost and the accumulated depreciation of the machinery and equipment of approximately $534,000 and $220,000, respectively, have been removed from the appropriate balance sheet accounts. Simultaneously, the Company entered into a lease agreement for new machinery and equipment. The lease has also been classified as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." Payments under the five-year lease agreements are approximately $1.5 million for the first year and $.8 million annually thereafter, which commenced in October 1996.

8. DISPOSITION OF FOREIGN OPERATION

     In 1993, the Company's management announced a decision to dispose of ICM/Krebsoge Canada, Ltd. operations in order to curtail the large operating losses stemming from that facility. Management's plan called for production of certain products to be relocated to the Company's U.S. operating facilities.

     A provision for plant disposal costs totaling approximately $20.1 million was recorded in the consolidated statement of income for the year ended December 31, 1993. The provision included noncash and cash charges as follows (in millions):

     Noncash charges:
       Estimated losses from the disposal of part of a line of business..........  $ 1.5
       Writedown of property, plant and equipment to net realizable value........    4.7
       Inventory writedown.......................................................    0.3
       Recognized foreign currency translation credit adjustment.................   (1.9)
                                                                                   -----
     Total noncash charges.......................................................  $ 4.6
                                                                                   =====
     Cash charges:
       Equipment relocation......................................................  $ 2.9
       Employee separation.......................................................    2.7
       Estimated losses from disposal of a part of a line of business............    2.4
       Transition team...........................................................    2.0
       Pension funding obligation................................................    1.4
       Other.....................................................................    4.1
                                                                                   -----
     Total cash charges..........................................................  $15.5
                                                                                   =====

     In 1993, cash restructuring expenditures of approximately $3.4 million were charged against the accrual for disposition of foreign operation leaving a remaining accrual balance at December 31, 1993 of approximately $13.6 million. In 1994, cash restructuring expenditures of approximately $6.0 million and noncash restructuring costs of approximately $1.7 million were charged against the accrual for disposition of foreign operation leaving a remaining accrual balance at December 31, 1994 of approximately $5.9 million. In addition, the Company recognized an additional noncash restructuring charge in 1994 of approximately $.5 million related to the writedown of machinery and equipment to its net realizable value. In 1995, cash restructuring expenditures of approximately $1.1 million and noncash restructuring costs of approximately $.8 million were charged against the accrual for disposition of foreign operation leaving a remaining balance of $4.0 million at December 31, 1995.

     On December 31, 1995, the Company's management reversed their decision to dispose of ICM/Krebsoge Canada, Ltd. due to unforeseen additional costs, difficulties related to equipment logistics, a high risk of a supply interruption to significant customers and capacity constraints that would result from transferring several

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

of the remaining product lines at St. Thomas to the Company's U.S. facilities as originally planned. As a result of this decision, the Company has reversed the remaining accrual of $4.0 million for the disposition of foreign operation with a corresponding credit to restructuring provision as follows (in millions):

        Equipment relocation...................................................  $(1.0)
        Employee separation....................................................   (1.1)
        Pension funding obligation.............................................   (1.0)
        Other..................................................................   (0.9)
                                                                                 -----
        Total..................................................................  $(4.0)
                                                                                 =====

     At December 31, 1995, the Company also reversed $3.2 million of the $4.7 million noncash charge included in 1993 restructuring provision for the writedown of property, plant and equipment to net realizable value and the $1.9 million noncash credit included in the 1993 restructuring provision related to the unrecognized foreign currency accumulated translation adjustment. As a result of these reversals, property, plant and equipment -- net, and the accumulated translation adjustment component of shareholders' equity have increased approximately $3.2 million and $1.9 million, respectively. The noncash charge and noncash credit previously recorded in 1993 were reversed as the Company now intends to retain these assets and is not substantially liquidating or disposing of its investment in ICM/Krebsoge Canada, Ltd. Management believes the carrying value of these assets is recoverable from their use in the Company's operations.

     As a result of the reversals described in the two preceding paragraphs, the Company recorded a net credit to the restructuring provision of approximately $5.3 million for the year ended December 31, 1995.

     Further, certain amounts in the Company's December 31, 1994 consolidated statement of income have been reclassified to reflect management's decision to retain ICM/Krebsoge Canada, Ltd., as follows -- $4.4 million of the $4.6 million previously classified as assets held for disposition at December 31, 1994 has been reclassified to property, plant and equipment -- net. The Company still plans to dispose of the remaining balance of assets held for disposition.

9. RELATED PARTY TRANSACTIONS

     PMH had recorded a bonus accrual of $600,000 as of December 31, 1995, payable to International Consulting Management, Ltd., a corporation owned in part by a director of the Company (Notes 5 and 13). PMH has a $444,000 receivable from MAAG at November 22, 1996 for expenditures incurred by PMH related to the transfer of interest for which MAAG has agreed to reimburse PMH (Note 2).

     PMH has a note payable to MAAG of $2 million at November 22, 1996 (Note 6).

10. PENSIONS

     The Company has four defined benefit pension plans covering substantially all of its employees in the U.S. and Canada. The benefits are based on years of service and the highest consecutive five-year average earnings prior to retirement. The Company's policy is to fund the pension costs in accordance with applicable regulatory guidelines.

     The projected unit credit method is used to determine the funding requirements of the plans. The tables below reconcile the funded status of the Company's U.S. and Canadian defined benefit pension plans for

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

which SFAS No. 87, "Employers' Accounting for Pensions," has been adopted with amounts recognized in the consolidated balance sheets at December 31, 1995 and November 22, 1996 (in thousands):

                                                                 DECEMBER 31, 1995
                                            -----------------------------------------------------------
                                                 CANADIAN PLANS                     U.S. PLANS
                                            -------------------------       ---------------------------
                                              ASSETS      ACCUMULATED         ASSETS        ACCUMULATED
                                              EXCEED       BENEFITS           EXCEED         BENEFITS
                                            ACCUMULATED     EXCEED          ACCUMULATED       EXCEED
                                             BENEFITS       ASSETS           BENEFITS         ASSETS
                                            -----------   -----------       -----------     -----------
Actuarial present value of benefit
  obligations:
  Vested benefits.........................     $ 748        $ 2,346           $ 3,729         $ 1,929
  Nonvested benefits......................                        2               207              96
                                            -----------   -----------       -----------     -----------
Accumulated benefit obligations...........     $ 748        $ 2,348           $ 3,936         $ 2,025
                                            =========     =========         =========       =========
Projected benefit obligations for services
  provided to date........................     $ 840        $ 2,348           $ 5,639         $ 2,025
Plan assets at fair value.................       688          1,546             3,995           1,815
                                            -----------   -----------       -----------     -----------
Excess of projected benefit obligations
  over plan assets........................       152            802             1,644             210
Unrecognized prior service cost...........                     (190)
Unrecognized net loss.....................      (169)          (522)           (1,375)           (340)
Adjustment for unfunded pension
  liability...............................       169            712                               340
                                            -----------   -----------       -----------     -----------
Accrued pension cost recognized in
  consolidated balance sheet..............     $ 152        $   802           $   269         $   210
                                            =========     =========         =========       =========


                                                                      NOVEMBER 22, 1996
                                                                ------------------------------
                                                                CANADIAN PLANS     U.S. PLANS
                                                                --------------     -----------
                                                                 ACCUMULATED         ASSETS
                                                                   BENEFITS          EXCEED
                                                                    EXCEED         ACCUMULATED
                                                                    ASSETS          BENEFITS
                                                                --------------     -----------
    Actuarial present value of benefit obligations:
      Vested benefits.........................................      $2,881           $ 5,971
      Nonvested benefits......................................           2               376
                                                                    ------            ------
    Accumulated benefit obligations...........................      $2,883           $ 6,347
                                                                    ======            ======
    Projected benefit obligations for services provided to
      date....................................................      $2,971           $ 7,858
    Plan assets at fair value.................................       2,042             7,655
                                                                    ------            ------
    Excess of projected benefit obligations over plan
      assets..................................................         929               203
    Unrecognized prior service cost...........................        (177)
    Unrecognized net loss.....................................        (462)               (4)
    Adjustment for unfunded pension liability.................         639
                                                                    ------            ------
    Accrued pension cost recognized in consolidated balance
      sheet...................................................      $  929           $   199
                                                                    ======            ======


     The discount rate used in determining the actuarial present value of the projected benefit obligations for the U.S. plans was 6.8% and 7.5% at December 31, 1995 and November 22, 1996, respectively. The discount rate used in determining the actuarial present value of the projected benefit obligations for the Canadian plans

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

was 7.5% and 6.8% at December 31, 1995 and November 22, 1996. The rate of increase in future compensation levels for applicable U.S. and Canadian employees was 4% at December 31, 1995 and November 22, 1996. The expected long-term rate of return on plan assets used in determining pension expense for the U.S. and Canadian plans was 7.5% and 8.25% in 1995 and the period January 1, 1996 through November 22, 1996, respectively. The assumptions for the Canadian plans were developed on a basis consistent with that for U.S. plans adjusted to reflect prevailing economic conditions and interest rate environments.

     The net periodic pension cost and total pension expense for the years ended December 31, 1994 and 1995 and for the period January 1, 1996 through November 22, 1996 of U.S. plans and Canadian plans include the following components (in thousands):

                                       DECEMBER 31, 1994     DECEMBER 31, 1995      NOVEMBER 22, 1996
                                       ------------------   --------------------   -------------------
                                       CANADIAN     U.S.    CANADIAN      U.S.     CANADIAN      U.S.
                                        PLANS       PLANS    PLANS        PLANS     PLANS       PLANS
                                       --------     -----   --------     -------   --------     ------
Service cost.........................    $223       $ 838    $  169      $   868    $  174      $1,074
Interest cost on projected benefit
  obligation.........................     203         298       232          387       200         466
Return on assets -- actual...........     (68)         45      (122)      (1,006)     (201)       (488)
Net amortization and deferral........      36        (256)       40          667       323          82
                                         ----       -----     -----      -------      ----      ------
Net periodic pension cost............    $394       $ 925    $  319      $   916    $  496      $1,134
                                         ====       =====     =====      =======      ====      ======

     Plan assets consist principally of investments in bonds and debentures, common stocks and cash. The Company also has a defined contribution 401(k) plan, covering substantially all of its U.S. employees. No Company contributions were made to the 401(k) plan in 1994, 1995 and the period January 1, 1996 through November 22, 1996.

11. OTHER POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company maintains union and non-union benefit plans that provide postretirement medical and life insurance to U.S. retirees and eligible dependents. These benefits are funded as incurred from the general assets of the Company. SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires that the cost of such benefits be recognized in the financial statements during the period employees provide service to the Company. The medical and life insurance costs for active employees during active service are not covered by SFAS No. 106 and are charged directly to expense on a pay-as-you-go basis. The Company's Canadian subsidiary also maintains a postretirement plan, however, the postretirement cost of the Canadian plan is not significant to the Company.

     The components of non-pension postretirement benefit cost of the Company for 1994, 1995 and the period January 1, 1996 through November 22, 1996 are set forth below (in thousands):

                                                                    1994     1995     1996
                                                                    ----     ----     ----
    Benefits earned during the year/period........................  $384     $303     $377
    Interest accrued on benefits attributed to prior year.........   137      137      170
    Net amortization of actuarial (gain)/loss.....................   (26)              277
                                                                    ----     ----     ----
    Total non-pension postretirement benefit cost.................  $495     $440     $824
                                                                    ====     ====     ====

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

     As of January 1, 1995, the Company changed its method of recognizing actuarial gains or losses from the defer and amortize method described in SFAS No. 106 to the immediate recognition of such gains or losses, if the accumulated net gain or loss exceeds 10% of the greater of the accumulated benefit obligation or market-related value of plan assets (Note 2).

     No retiree benefit payments were made during the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996.

     The table below displays the components of the Company's U.S. postretirement benefit obligation as recognized in the consolidated balance sheets at December 31, 1995 and November 22, 1996 (in thousands):

                                                                 DECEMBER 31,     NOVEMBER 22,
                                                                     1995             1996
                                                                 ------------     ------------
    Accumulated postretirement benefit obligation (APBO):
      Current retirees.........................................     $  201           $  288
      Fully eligible active plan participants..................        170              156
      Other active plan participants...........................      2,357            2,472
                                                                    ------           ------
    APBO.......................................................      2,728            2,916
    Unrecognized net gain......................................                          (9)
                                                                    ------           ------
    U.S. obligation recognized in consolidated balance
      sheets...................................................     $2,728           $2,925
                                                                    ======           ======

     The following table summarizes the principal assumptions used in determining the actuarial value of the APBO:


                                                                DECEMBER 31,     NOVEMBER 22,
                                                                    1995             1996
                                                                ------------     ------------
     Weighted average discount rate...........................       6.8              7.8%
     Weighted average health care trend rate..................       6.0*             5.0
     Ultimate sustained weighted average health care cost
       trend rate in 1997.....................................       5.0              5.0

---------------

* Rate decreases on a linear basis through 1997, to the ultimate weighted average trend rate of 5.0%.

     The following increase would result from a one percentage point increase in the weighted average health care trend rates:

                                                                      1995         1996
                                                                    --------     --------
     APBO.........................................................  $288,945     $453,438
     Service and interest costs of postretirement expense.........    90,703      134,786

12. UNITED STATES, FOREIGN AND OTHER INCOME TAXES -- DEFERRED AND PAYABLE

     Deferred income tax assets and liabilities reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws and rates applicable to periods in which differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

be realized. Temporary differences and carryforwards which give rise to the deferred tax asset at December 31, 1995 and November 22, 1996 are as follows (in thousands):

                                                                      1995         1996
                                                                    --------     --------
     Current deferred tax assets:
       Pension and other employee benefits........................  $    711     $    602
       Postretirement benefits other than pensions................       752        1,036
       Special provision for plant closing and other
          restructuring...........................................       304
       Other non-deductible reserves..............................       523          580
                                                                    --------     --------
               Total current deferred tax asset...................     2,290        2,218

     Noncurrent deferred tax assets (liabilities):
       Net operating loss carryforwards...........................    15,206       16,847
       Capital lease obligations..................................       (92)         (94)
       Depreciation...............................................    (3,747)      (2,811)
       Minimum pension liability..................................       361          164
       Accumulated translation adjustment.........................      (648)        (654)
       Alternative minimum tax credit carryforward................       139          178
       Other......................................................                     69
                                                                    --------     --------
               Total net noncurrent deferred tax asset............    11,219       13,699
                                                                    --------     --------
     Total net deferred tax asset.................................    13,509       15,917
     Less valuation allowance.....................................   (13,509)     (15,917)
                                                                    --------     --------
     Net deferred tax asset.......................................      None         None
                                                                    ========     ========

     The Company had U.S. federal net operating loss carryforwards for tax purposes of approximately $31.8 million and $30.9 million at December 31, 1995 and November 22, 1996, respectively. These net operating loss carryforwards expire on various dates between the years 2004 and 2007. The Company also had approximately $12.3 million and $17.9 million of loss carryforwards for tax purposes for ICM/Krebsoge Canada, Ltd. at December 31, 1995 and November 22, 1996, respectively. These loss carryforwards expire on various dates between the years 2000 and 2001.

     For the year ended December 31, 1995 and the period January 1, 1996 through November 22, 1996, the Company paid income taxes of $220,750 and $38,000, respectively. No income taxes were paid in 1994.

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

     The components of income tax expense are as follows:

                                                                 1994        1995        1996
                                                                -------     -------     -------
Domestic:
  Current.....................................................  $ 1,308     $  (253)    $   518
  Deferred....................................................    1,615         991         247
  Benefit of operating loss carryforwards.....................   (1,308)                   (480)
  Adjustment in valuation allowance...........................   (1,615)       (991)       (247)
                                                                -------     -------     -------
          Total domestic......................................     None        (253)         38
Foreign:
  Current.....................................................                1,483
  Deferred....................................................   (1,959)      3,024      (2,858)
  Benefit of operating loss carryforwards.....................               (1,483)
  Adjustment in valuation allowance...........................    1,959      (3,024)      2,858
                                                                -------     -------     -------
          Total foreign.......................................     None        None        None
                                                                -------     -------     -------
Income tax (credit)...........................................     None     $  (253)    $    38
                                                                -------     -------     -------

     The domestic and foreign components of income (loss) before income tax expense are as follows (in thousands):

                                                                 1994        1995        1996
                                                                -------     -------     -------
U.S...........................................................  $ 6,724     $ 4,081     $ 3,619
Foreign.......................................................   (1,330)      5,487      (1,409)
                                                                -------     -------     -------
Income before income taxes....................................  $ 5,394     $ 9,568     $ 2,210
                                                                =======     =======     =======

     The consolidated income tax benefit (exclusive of the tax effect related to the cumulative effect of accounting changes) was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table (in thousands):

                                                                 1994        1995        1996
                                                                -------     -------     -------
Expected tax at U.S. statutory income tax rate................  $ 1,834     $ 3,253     $   751
Net effect of Canadian losses at rates other than 34%.........      (20)         82         (21)
Amortization of debt and accrued interest forgiven by
  lender......................................................     (873)       (873)       (800)
Alternative minimum tax.......................................                  143          38
Nondeductible restructuring credit............................                3,216
Change in valuation allowance.................................      344      (4,015)      2,611
Change in valuation allowance for tax effected components of
  shareholders' deficit.......................................                 (287)       (203)
Benefits of net operating loss carryforwards..................   (1,308)     (1,483)       (480)
Other items...................................................       23        (289)     (1,858)
                                                                -------     -------     -------
Income tax (credit)...........................................     None     $  (253)    $    38
                                                                =======     =======     =======

                  POWDER METAL HOLDING, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                PERIOD JANUARY 1, 1996 THROUGH NOVEMBER 22, 1996

13. COMMITMENTS AND CONTINGENCIES

     Self-Insurance Program -- The Company is self-insured for health care claims for active employees. The Company maintains excess insurance coverage for claims exceeding $150,000 per individual. The Company accrues for incurred but not reported claims based on the history of such claims. The Company paid claims of $1.9 million, $2.6 million and $2.7 million for the years ended December 31, 1994 and 1995 and the period January 1, 1996 through November 22, 1996, respectively.

     Employment Agreements -- On October 1, 1996 ICM/Krebsoge, Inc. entered into a Supplemental Executive Retirement Program ("SERP") and a two year Non-Disclosure, Non-Solicitation Non-Competition and Severance Agreement (the "Employment Agreements") with seven key employees. The Employment Agreements provide that in the event of termination of employment within the contract term for reasons other than cause or disability, then the salary and benefits for the remainder of the contract term shall be paid.

     Consulting Agreement -- On January 1, 1994, ICM/Krebsoge, Inc. entered into a consulting agreement with International Consulting Management, Ltd., a Delaware corporation. International Consulting Management, Ltd. is owned in part by a director of the Company. The consulting agreement retained the services of the director to act as President of ICM/Krebsoge, Inc. through December 31, 1996. In consideration of such services, ICM/Krebsoge, Inc. paid International Consulting Management, Ltd. a monthly consulting fee of $30,000, plus expenses.

     At December 31, 1995, the Company had recorded an accrued liability of $600,000, related to an anticipated bonus (Notes 5 and 9). During 1996, it was agreed among the involved parties that such bonus would not be paid and the liability was reversed.

     Claims, Legal Actions and Environmental Matters -- The Company is subject to potential liability under various claims and legal actions which are pending or may be asserted against them. Groundwater and soil contamination has been identified at the St. Thomas, Ontario facility, although there have been no environmental asserted claims against the Company. The sources of contamination have not been positively identified and may be related to either past facility operations or off-site origins. The ultimate liability of the Company under these claim actions was not determinable at November 22, 1996.

14. SUBSEQUENT EVENT

     On December 19, 1996, SMI acquired 70% of the shares of PMH for $65 million less the principal amount of the indebtedness of PMH plus all accrued but unpaid interest. As a result of the transaction, PMH became a wholly-owned entity of SMI.

     All obligations to Heller were repaid in connection with this transfer of interest. This included Term Loan A, $26.9 million; Term Loan B, $12.3 million; and the Revolving Loan, $10.0 million. In addition, the MAAG subordinated note including principal and interest of $2.1 million was repaid.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Class A Common Stock being registered hereby, other than underwriting discounts and commissions.


          Securities and Exchange Commission registration fee..........  $20,652.08
          National Association of Securities Dealers, Inc. filing
            fee........................................................    7,331.00
          Transfer Agent and Registrar's fees..........................           *
          NYSE Supplemental listing application fee....................           *
          Accounting fees and expenses.................................           *
          Printing costs...............................................           *
          Legal fees and expenses (not including Blue Sky).............           *
          Blue Sky fees and expenses...................................   15,000.00
          Miscellaneous expenses.......................................           *
                                                                         ----------
                    Total                                                $        *
                                                                         ==========

---------------

* To be disclosed by Amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Restated Certificate of Incorporation (Exhibit 3.1 to the Registration Statement) provides for the indemnification of the Company's Directors and officers against certain liabilities. Section 145 of the Delaware General Corporation Law (Exhibit 99.1 to this Registration Statement) also provides for indemnification of directors and officers of Delaware corporations against certain liabilities. Reference is made to the Underwriting Agreement (Exhibit 1.1 to this Registration Statement) which provides for indemnification of the Company's Directors and officers by the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     No securities of the Company that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as follows:

     On January 28, 1994 and October 26, 1994, the Company issued an aggregate of 60,805 shares and 303,750 shares, respectively, of Class B Common Stock to the members of the Company's senior management under the Company's Management Incentive Stock Plan.

     On June 26, 1995, the Company issued an aggregate of 100,000 shares of Class A Common Stock to the previous owners of Sinterteknik as part of the purchase price for such company. On July 18, 1996, the Company issued an aggregate of 5,000 shares of Class A Common Stock to the previous owners of SinterForm as part of the purchase price for such company.

     All such transactions were effected in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.


  EXHIBIT
  NUMBER                                  DESCRIPTION OF DOCUMENT
-----------    ------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement.
    *2.1       Powder Metal Holding Stock Purchase Agreement, dated as of October 7, 1996, by and between MAAG Holding AG and Sinter Metals, Inc.
    *2.2       Krebsoge Stock Purchase Agreement, dated as of October 11, 1996, by and between MAAG Holding AG and Sinter Metals, Inc.
    *3.1       Restated Certificate of Incorporation of the Company.
    *3.2       Restated By-Laws of the Company.
    *4.1       Specimen certificate for the Class A Common Stock, $.001 par value, of the
               Company.
     4.2       Form of certificate for the Class B Common Stock, $.001 par value, of the
               Company.
    *4.3       Stockholders' Agreement, dated as of October 18, 1994, by and among the
               Company, Citicorp Venture Capital, Ltd. and certain other stockholders of the
               Company.
     5.1       Opinion of Jones, Day, Reavis & Pogue as to the validity of the securities being offered.
   *10.1       1994 Key Employee Stock Option Plan.
   *10.2       Employment Agreement, dated as of January 1, 1992, by and between Pennsylvania
               Pressed Metals, Inc. and Donald L. LeVault, as amended.
    10.3       Form of Nonqualified Stock Option Agreement (with an attached schedule identifying the Named Executive Officers of the Company that have entered into option agreements with the Company).
  *+10.4       Purchase, Consignment, and Rebate Agreement, dated as of September 30, 1996, by and between the Company and Hoeganaes Corporation.
   *10.5       Credit Agreement, dated as of December 19, 1996, by and between the Company,
               Sinter Metals GmbH, the Lenders party thereto, NBD Bank, as Administrative
               Agent and Collateral Agent, and Salomon Brothers Inc, as Syndication Agent.
   *10.6       Deferred Compensation Plan for Nonemployee Directors.
   *10.7       Deferred Compensation Plan.
   *21.1       Subsidiaries of the Company.
    23.1       Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
    23.2       Consent of Arthur Andersen LLP.
    23.3       Consent of Deloitte & Touche LLP.
    23.4       Consent of Price Waterhouse GmbH.
    23.5       Consent of BDO Grunewalder Treuhand GmbH.
   *24.1       Powers of Attorney.
   *99.1       Section 145 of the General Corporation Law of Delaware.

---------------


* Previously filed.


+ The Registrant has requested confidential treatment with respect to certain portions of this Exhibit.

     All other schedules have been omitted because they are not applicable, not required or not material or the required information is included in the financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEVELAND, STATE OF OHIO, ON FEBRUARY 4, 1997.


                                            SINTER METALS, INC.

                                            By:  /s/ JOSEPH W. CARRERAS
                                               ----------------------------
                                              Joseph W. Carreras
                                              Chairman of the Board and
                                                Chief Executive Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 4, 1997.


               SIGNATURE                                  TITLE
----------------------------------------   -----------------------------------
                      *                    Chairman of the Board and
----------------------------------------   Chief Executive Officer
 Joseph W. Carreras                        (Principal Executive Officer)

                      *                    Vice President, Chief Financial
 ---------------------------------------   Officer and Secretary
 Michael T. Kestner                        (Principal Financial Officer)

                      *                    Controller
 ---------------------------------------   (Principal Accounting Officer)
 Ian B. Hessel

                      *                    President and Director
 ---------------------------------------
 Donald L. LeVault

                      *                    Director
 ---------------------------------------
 E. Joseph Hochreiter

                      *                    Director
 ---------------------------------------
 Mary Lynn Putney

                                           Director
 ---------------------------------------
 William H. Roj

                      *                    Director
 ---------------------------------------
 Charles E. Volpe

                                           Director
 ---------------------------------------
 David Y. Howe

---------------

* The undersigned by signing his name hereto, does sign and execute this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

 /s/ JOSEPH W. CARRERAS
------------------------------------
Joseph W. Carreras, Attorney-in-Fact